Registration No.
                                                     Registration No. 811-01705
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    |X|


           Pre-Effective Amendment No.                                     | |
                                       ----
                                                                           | |

           Post-Effective Amendment No.
                                       ----
                                     AND/OR


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            |X|


                                                                           | |
           Amendment No. 197
                         ---
                        (Check appropriate box or boxes)
                        --------------------------------


                               SEPARATE ACCOUNT A
                                       of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)
                           --------------------------


                      AXA EQUITABLE LIFE INSURANCE COMPANY
                               (Name of Depositor)
              1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)


        Depositor's Telephone Number, including Area Code: (212) 554-1234
                          ----------------------------


                                   DODIE KENT
                           VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL


                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                   (Names and Addresses of Agents for Service)
                        --------------------------------


                  Please send copies of all communications to:
                           CHRISTOPHER E. PALMER, ESQ.
                               Goodwin Procter LLP
                         901 New York Avenue, Northwest
                             Washington, D.C. 20001
                        ---------------------------------

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall threafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):


| |     Immediately upon filing pursuant to paragraph (b) of Rule 485.


| |     On _________ pursuant to paragraph (b)(1)(vii) of Rule 485.


| |     60 days after filing pursuant to paragraph (a)(1) of Rule 485.

| |     On (date) pursuant to paragraph (a)(1) of Rule 485.

| |     75 days after filing pursuant to paragraph (a)(2) of Rule 485.

| |     On December ___, 2008 pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:

| | This post-effective amendment designates a new effective date for previously filed post-effective amendment.
                        ---------------------------------

         Title of Securities Being Registered:

               Units of interest in Separate Account under individual variable annuity contracts.

EQUI-VEST(R) 201

Employer-Sponsored Retirement Programs

PROSPECTUS DATED DECEMBER  , 2008

Please read and keep this prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust which contain important information about the portfolios.

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WHAT IS EQUI-VEST(R)?

EQUI-VEST(R) is a deferred annuity contract issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings and for income. The contract also offers death benefit protection and a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options, the guaranteed interest option or the account for special dollar cost averaging ("investment options"). This contract may not currently be available in all states.

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Variable investment options
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Fixed income
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o AXA Conservative Allocation(1)(2)        o EQ/Long Term Bond
o AXA Conservative-Plus Allocation(1)(2)   o EQ/Money Market
o EQ/AllianceBernstein Quality Bond        o EQ/PIMCO Real Return
o EQ/Evergreen International Bond          o Multimanager Core Bond
o EQ/Franklin Income                       o Multimanager High Yield
--------------------------------------------------------------------------------
Domestic stocks
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o AXA Aggressive Allocation(1)(2)          o EQ/Mutual Shares
o AXA Moderate-Plus Allocation(1)(2)       o EQ/Small Company Index
o EQ/Alliance Bernstein Common Stock       o EQ/T. Rowe Price Growth Stock
o EQ/Boston Advisors Equity Income         o EQ/Templeton Growth
o EQ/Calvert Socially Responsible          o EQ/Van Kampen Mid Cap Growth
o EQ/Davis New York Venture                o Multimanager Health Care
o EQ/Equity 500 Index                      o Multimanager Large Cap Value
o EQ/Franklin Templeton Founding           o Multimanager Technology
  Strategy(2)                              o Target 2015 Allocation
o EQ/GAMCO Small Company Value             o Target 2025 Allocation
o EQ/Large Cap Core PLUS                   o Target 2035 Allocation
o EQ/Large Cap Growth PLUS                 o Target 2045 Allocation
o EQ/Marsico Focus
o EQ/Mid Cap Value PLUS
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International stocks
--------------------------------------------------------------------------------
o EQ/International Core PLUS               o EQ/Van Kampen Emerging Markets
                                             Equity
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Balanced/hybrid
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o AXA Moderate Allocation(1)(2)
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(1)  The AXA Allocation portfolios.

(2) These are the only portfolios available in connection with the Guaranteed with drawal benefit for life ("GWBL") and are collectively referred to as the "GWBL variable investment options." Please note that they are also available without the GWBL.

You allocate amounts to the variable investment options, under your choice of investment method subject to any restrictions. Each variable investment option is a subaccount of Separate Account A. Each variable investment option, in turn, invests in a corresponding securities portfolio ("portfolio") of the AXA Premier VIP Trust or EQ Advisors Trust (the "Trusts"). Your investment results in a variable investment option will depend on the investment performance of the related portfolio. You may also allocate amounts to the guaranteed interest option and the account for special dollar cost averaging which are discussed later in this prospectus. Amounts allocated in connection with the Guaranteed withdrawal benefit for life are limited to the GWBL variable investment options.

TYPES OF CONTRACTS. We offer the contract as a funding vehicle for employers' 403(b) plans and Internal Revenue Code 457 employee deferred compensation ("EDC") plans. Availability of certain features and benefits under the contract is subject to the employer's Plan.

Minimum contribution amounts of $20 may be made under the contract.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated December , 2008, is a part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 4956, Syracuse, NY 13221-4956 or calling
(800) 628-6673. The SAI has been incorporated by reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this prospectus.







THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                         X02202

Contents of this prospectus
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EQUI-VEST(R)
--------------------------------------------------------------------------------
Index of key words and phrases                                               4
Who is AXA Equitable?                                                        5
How to reach us                                                              6
EQUI-VEST(R) employer-sponsored retirement programs
at a glance -- key features                                                  8

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FEE TABLE                                                                   10
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Example                                                                     13
Condensed financial information                                             15

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1. CONTRACT FEATURES AND BENEFITS                                           16
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How you can purchase and contribute to your contract                        16
Owner and annuitant requirements                                            17
How you can make your contributions                                         17
What are your investment options under the contract?                        17
Portfolios of the Trusts                                                    18
Selecting your investment method                                            21
ERISA considerations for employers                                          22
Allocating your contributions                                               22
Guaranteed withdrawal benefit for life ("GWBL")                             23
Your right to cancel within a certain number of days                        26

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2. DETERMINING YOUR CONTRACT'S VALUE                                        28
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Your account value and cash value                                           28
Your contract's value in the variable investment options                    28
Your contract's value in the guaranteed interest option                     28
Insufficient account value                                                  28

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3. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         29
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Transferring your account value                                             29
Disruptive transfer activity                                                29
Automatic transfer options                                                  30
Investment simplifier                                                       30
Rebalancing your account value                                              31


----------------------
"We," "our" and "us" refer to AXA Equitable.

When we address the reader of this prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.


2  Contents of this prospectus

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4. ACCESSING YOUR MONEY                                                     32
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Withdrawing your account value                                              32
How withdrawals are taken from your account value                           34
Loans                                                                       35
Termination                                                                 35
When to expect payments                                                     36
Your annuity payout options                                                 36

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5. CHARGES AND EXPENSES                                                     38
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Charges that AXA Equitable deducts                                          38
Charges under the contracts                                                 38
Charges that the Trusts deduct                                              40
Variations in charges                                                       40

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6. PAYMENT OF DEATH BENEFIT                                                 42
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Your beneficiary and payment of benefit                                     42
How death benefit payment is made                                           42
Beneficiary continuation option                                             42

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7. TAX INFORMATION                                                          45
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Tax information and ERISA matters                                           45
Buying a contract to fund a retirement arrangement                          45
Special rules for tax-favored retirement programs                           45
Additional "Saver's Credit" for salary reduction contributions to
     a 403(b) or governmental employer EDC plan                             45
Tax-sheltered annuity arrangements (TSAs)                                   46
Distributions from TSAs                                                     48
Public and tax-exempt organization employee
     deferred compensation plans (EDC Plans)                                50
ERISA matters                                                               54
Certain rules applicable to plans designed
     to comply with Section 404(c) of ERISA                                 54
Federal and state income tax withholding and
     information reporting                                                  54
Federal income tax withholding on periodic annuity payments                 55
Federal income tax withholding on non-periodic annuity
     payments (withdrawals)                                                 55
Mandatory withholding from TSA, governmental employer EDC
     and qualified plan distributions                                       55
Impact of taxes to AXA Equitable                                            55

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8. MORE INFORMATION                                                         56
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About our Separate Account A                                                56
About the Trusts                                                            56
About the general account                                                   56
About other methods of payment                                              56
Dates and prices at which contract events occur                             57
About your voting rights                                                    57
About legal proceedings                                                     57
Financial statements                                                        58
Transfers of ownership, collateral assignments,
     loans, and borrowing                                                   58
Funding changes                                                             58
Distribution of the contracts                                               58

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APPENDICES
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I  -- Condensed financial information                                      I-1
II -- State contract availability and/or variations of
      certain features and benefits                                       II-1

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STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  Contents of this prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.


                                                              Page
   5% Roll-Up                                                   24
   account value                                                28
   account for special dollar cost averaging                    23
   Annual ratchet                                               24
   annuitant                                                    17
   annuity payout options                                       36
   beneficiary                                                  42
   beneficiary continuation option                              42
   business day                                                 57
   cash value                                                   28
   contract date                                                16
   contract date anniversary                                    16
   contract year                                                16
   contributions                                                16
   disruptive transfer activity                                 29
   DOL                                                          22
   EDC                                                       cover
   EQAccess                                                      6
   ERISA                                                        22
   elective deferral contributions                              46
   guaranteed interest option                                   21
   Guaranteed withdrawal benefit for life                       23
   Guaranteed withdrawal benefit for life charge                38
   Guaranteed annual withdrawal amount                           8
   GWBL account value                                           28
   GWBL income base                                             24
   GWBL variable investment options                             17
   hardship withdrawals                                         34
   investment options                                    cover, 17
   market timing                                                29
   maturity date                                                24
   non-GWBL account value                                       28
   non-GWBL investment options                                  22
   partial withdrawals                                          32
   portfolio                                                 cover
   processing office                                             6
   Required Beginning Date                                      52
   SAI                                                       cover
   SEC                                                       cover
   salary reduction contributions                               45
   special dollar cost averaging                                22
   TOPS                                                          6
   TSA                                                       cover
   Trusts                                                    cover
   unit                                                         28
   unit investment trust                                        56
   variable investment options                           cover, 17


To make this prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we do use different words, they have the same meaning in this prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract.


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Prospectus                         Contract or Supplemental Materials
--------------------------------------------------------------------------------
account value                      Annuity Account Value
guaranteed interest option         Guaranteed Interest Account
GWBL account value                 GWBL Annuity Account Value
unit                               Accumulation unit
unit value                         Accumulation unit value
--------------------------------------------------------------------------------


4 Index of key words and phrases

Who is AXA Equitable?

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We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The
Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $888.6 billion in assets as of December 31, 2007. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


                                                        Who is AXA Equitable?  5

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:

For correspondence with checks:

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FOR CONTRIBUTIONS SENT BY REGULAR MAIL:
--------------------------------------------------------------------------------
AXA Equitable
EQUI-VEST(R)
Unit Collections
P.O. Box 13463
Newark, NJ 07188-0463


--------------------------------------------------------------------------------
FOR LOAN REPAYMENTS SENT BY REGULAR MAIL:
--------------------------------------------------------------------------------
AXA Equitable
EQUI-VEST(R) Loan Repayments Lockbox
P.O. Box 13496
Newark, NJ 07188-0496


--------------------------------------------------------------------------------
FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:
--------------------------------------------------------------------------------
AXA Equitable
JPMorganChase
EQUI-VEST(R) Lockbox #13463
4 Chase Metrotech Center (7th Floor)
Brooklyn, NY 11245-0001
Telephone number to be listed on express mail packages
Attn: Extraction Supervisor, (718) 242-2992

For correspondence without checks:

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FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR
REQUIRED NOTICES) SENT BY REGULAR MAIL:
--------------------------------------------------------------------------------
AXA Equitable
EQUI-VEST(R) Processing Office
P.O. Box 4956
Syracuse, NY 13221-4956


--------------------------------------------------------------------------------
FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:
--------------------------------------------------------------------------------
AXA Equitable
EQUI-VEST(R) Processing Office
100 Madison Street, Suite 1000
Syracuse, NY 13202

                      ----------------------------------

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 100 Madison Street, Suite 1000, Syracuse, New York 13202.


--------------------------------------------------------------------------------
REPORTS WE PROVIDE:
--------------------------------------------------------------------------------
o written confirmation of financial transactions; and certain non-financial transactions, including termination of a systematic withdrawal option.

o quarterly statements of your contract values as of the close of each calendar quarter; and

o annual statement of your contract values as of your contract date anniversary, including your Guaranteed withdrawal benefit for life income base.


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TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND EQACCESS SYSTEMS
--------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. EQAccess is designed to provide this information through the Internet. You can obtain information on:

o  your current account value;

o  your current allocation percentages;

o  the number of units you have in the variable investment options;

o  the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the variable investment options and the guaranteed interest option; and

o change your TOPS personal identification number ("PIN") (through TOPS only) and your EQAccess password (through EQAccess only).

Under TOPS only you can:

o  elect the investment simplifier.

Under EQAccess only you can:

o  elect to receive certain contract statements electronically;

o  change your address; and

o  access "Frequently Asked Questions" and certain service forms.

TOPS and EQAccess are normally available seven days a week, 24 hours a day. You can use TOPS by calling toll free (800) 755-7777. You


6  Who is AXA Equitable?

may use EQAccess by visiting our website at www.axa-equitable.com and logging in to access your account. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this prospectus).


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CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------

You may also use our toll-free number (800) 628-6673 to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m., Eastern Time.

Hearing or speech-impaired clients may call the AT&T National Relay Number at
(800) 855-2880 for information about your account. If you have a Telecommunications Device for the Deaf (TDD), you may relay messages or questions to our Customer Service Department at (800) 628-6673, Monday through Thursday from 8:00 a.m. to 7:00 p.m., and on Friday until 5:00 p.m. Eastern Time. AT&T personnel will communicate our reply back to you, via the TDD.


--------------------------------------------------------------------------------
TOLL-FREE TELEPHONE SERVICE:
--------------------------------------------------------------------------------
You may reach us toll-free by calling (800) 841-0801 for a recording of daily unit values for the variable investment options.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)  election of the investment simplifier;

(2)  election of the automatic deposit service;

(3)  election of the rebalancing program;

(4)  election of required minimum distribution automatic withdrawal option;

(5)  election of beneficiary continuation option;

(6)  transfer/rollover of assets to another carrier;

(7) request for a loan (ERISA and non-ERISA TSA and governmental employer EDC contracts);

(8)  tax withholding election;

(9)  contract surrender and withdrawal requests;

(10) election to begin withdrawals under the Guaranteed withdrawal benefit for life (TSA contracts only);

(11) request for enrollment in either our Maximum Payment Plan or Customized Payment Plan (for Guaranteed withdrawal benefit for life only); and

(12) death claims.


WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1) address changes;

(2) beneficiary changes;

(3) transfers among investment options;

(4) change of ownership (when applicable); and

(5) special dollar cost averaging


TO CHANGE OR CANCEL ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1) investment simplifier;

(2) rebalancing program;

(3) systematic withdrawals;

(4) the date annuity payments are to begin; and

(5) special dollar cost averaging

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. For TSA contracts we need the annuitant's signature, and in some cases, the Plan Administrator's signature if the Plan requires it.


                                                        Who is AXA Equitable?  7

EQUI-VEST(R) employer-sponsored retirement programs at a glance -- key features

--------------------------------------------------------------------------------

Professional            EQUI-VEST(R)'s variable investment options invest in different portfolios sub-advised by professional
investment              investment advisers.
management
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed              o Principal and interest guarantees
interest option
                        o Interest rates set periodically
------------------------------------------------------------------------------------------------------------------------------------
Tax advantages          o No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.

                        o No tax on transfers among investment options inside the contract.

                        Because you are purchasing an annuity contract to fund a qualified employer sponsored retirement arrangement, you should be aware that such contracts do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code"). Before purchasing one of these contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities with any other investment that you may use in connection with your retirement plan or arrangement. (For more information, see "Tax information," later in this prospectus.)
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal   If available, the Guaranteed withdrawal benefit for life ("GWBL") guarantees that you can take withdrawals
benefit for life (TSA   up to a maximum amount each contract year (your "Guaranteed annual withdrawal amount") beginning at age 55
contracts only)         or later and subject to a distributable event. Withdrawals are taken from your GWBL account value and continue during your lifetime even if your GWBL account value falls to zero (unless it is caused by a withdrawal that exceeds your Guaranteed annual withdrawal amount). Withdrawals that exceed your Guaranteed annual withdrawal amount may significantly reduce or eliminate the value of the GWBL. Amounts allocated in connection with the GWBL are limited to the GWBL variable investment options. Also, there are restrictions on your ability to transfer amounts allocated to the GWBL variable investment options. For more information, see "Guaranteed withdrawal benefit for life (GWBL)" in "Contract features and benefits" later in this prospectus.
------------------------------------------------------------------------------------------------------------------------------------
Contribution amounts    o $20 (minimum) each contribution

                        o Maximum contribution limitations may apply. In general, contributions are limited to $1.5 million under all EQUI-VEST(R) series and EQUI-VEST(R) At Retirement(R) contracts with the same owner or annuitant
                          ($500,000 for owners or annuitants who are age 81 and older at contract issue.)
------------------------------------------------------------------------------------------------------------------------------------
Access to your money    o Partial withdrawals

                        o Loans (if permitted by your Plan)

                        o Several withdrawal options on a periodic basis

                        o Contract surrender

                        o Withdrawals under the Guaranteed withdrawal benefit for life

                        Withdrawals are subject to the terms of the plan and may be limited. You may incur a withdrawal charge for certain withdrawals or if you surrender your contract. You may also incur income tax and a penalty tax.
------------------------------------------------------------------------------------------------------------------------------------
Payout options          o Fixed annuity payout options

                        o Variable Immediate Annuity payout options (described in a separate prospectus for that option)
------------------------------------------------------------------------------------------------------------------------------------

8 EQUI-VEST(R) employer-sponsored retirement programs at a glance--key features

------------------------------------------------------------------------------------------------------------------------------------
Additional features   o Dollar cost averaging by automatic transfers
                        -- Special dollar cost averaging

                      o Investment simplifier
                        -- Interest sweep option
                        -- Fixed dollar option

                      o Account value rebalancing (quarterly, semiannually, and annually)

                      o Optional Guaranteed withdrawal benefit for life ("GWBL"), (TSA contracts only, if available)

                      o No charge on transfers among investment options

                      o Waiver of withdrawal charge under certain circumstances

                      o Minimum death benefit

                      o Beneficiary continuation option
------------------------------------------------------------------------------------------------------------------------------------
Fees and charges      o Please see "Fee table" later in this section for complete details.
------------------------------------------------------------------------------------------------------------------------------------

THE ABOVE IS NOT A COMPLETE DESCRIPTION OF ALL MATERIAL PROVISIONS OF THE CONTRACT. IN SOME CASES RESTRICTIONS OR EXCEPTIONS APPLY, OR MAY BE IMPOSED BY EMPLOYERS UNDER THEIR PLANS. RIGHTS ARE RESERVED TO CHANGE OR WAIVE CERTAIN CHARGES WITHIN SPECIFIED LIMITS. ALSO, ALL FEATURES OF THE CONTRACT, INCLUDING ALL VARIABLE INVESTMENT OPTIONS, ARE NOT NECESSARILY AVAILABLE IN YOUR STATE OR UNDER YOUR INVESTMENT METHOD (SEE "SELECTING YOUR INVESTMENT METHOD" LATER IN THIS PROSPECTUS). PLEASE SEE APPENDIX II LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES OR BENEFITS.

For more detailed information we urge you to read the contents of this prospectus, as well as your contract. This prospectus provides a description of all material provisions of the contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" later in this prospectus for additional information.


OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this prospectus. Not every contract is offered through the same selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance. Some selling broker-dealers may limit their clients from purchasing some optional benefits based upon the client's age.


EQUI-VEST(R) employer-sponsored retirement programs at a glance--key features  9

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract, make certain withdrawals, purchase a Variable Immediate Annuity payout option or make certain transfers and exchanges. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.

------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain transactions
------------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions withdrawn (deducted
if you surrender your contract or make certain withdrawals)(1)                             5.00%

Charge if you elect a Variable Immediate Annuity payout option (which is described
in a separate prospectus for that option)                                                  $350

Charge for third-party transfer or exchange                                                $65 (maximum for each occurrence)
                                                                                           $25 (current)


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying Trust portfolio fees and expenses.

------------------------------------------------------------------------------------------------------------------------------------
Charges we periodically deduct from your account value
------------------------------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge--(deducted annually from your account value):

  If your account value on the last day of your contract year is less than $50,000         $65 (maximum)
                                                                                           $30 (current)

  If your account value on the last day of your contract year is $50,000 or more;
  or if the account values of all EQUI-VEST(R) contracts, owned by the same person,
  when added together, exceeds $100,000.                                                   $0

Net Loan interest charge(2)--(calculated and deducted daily as a percentage of
the outstanding loan amount):                                                              2.00%.
------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets(3)
------------------------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES:

Mortality and expense risks charge(4)                                                      0.85%
Other Expenses                                                                             0.25%
                                                                                           -----
Total Separate account annual expenses                                                     1.10%

------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value each year if you elect the following benefits
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal benefit for life benefit charge                                      Charge       Attained age(6)
                                                                                           ------       ---------------
(calculated as a percentage of the GWBL income base(5) and deducted annually(6)            0.15%        20-29
on each contract date anniversary)                                                         0.35%        30-39
                                                                                           0.55%        40-54
                                                                                           0.75%        55+

Please see "Guaranteed withdrawal benefit for life (GWBL)" in "Contract features and benefits" for more information about this feature, and "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses."

                                                               ----------------


10 Fee table

You also bear your proportionate share of all fees and expenses paid by a "portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio's fees and expenses is contained in the Trust prospectus for the portfolio.

----------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
----------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2007 (expenses that are deducted          Lowest     Highest
from portfolio assets including management fees, 12b-1 fees, service fees, and/or       ------     -------
other expenses)(7)                                                                      0.63%      3.71%

This table shows the fees and expenses for 2007 as an annual percentage of each portfolio's daily average net assets.

---------------------------------------------------------------------------------
                                            Manage-
                                              ment      12b-1      Other
Portfolio Name                              Fees(8)    Fees(9)  Expenses(10)
---------------------------------------------------------------------------------
AXA Premier VIP Trust:
---------------------------------------------------------------------------------
AXA Aggressive Allocation(+)                 0.10%      0.25%     0.17%
AXA Conservative Allocation(+)               0.10%      0.25%     0.21%
AXA Conservative-Plus Allocation(+)          0.10%      0.25%     0.19%
AXA Moderate Allocation(+)                   0.10%      0.25%     0.17%
AXA Moderate-Plus Allocation(+)              0.10%      0.25%     0.17%
Multimanager Core Bond                       0.58%      0.25%     0.18%
Multimanager Health Care                     1.20%      0.25%     0.23%
Multimanager High Yield                      0.57%      0.25%     0.19%
Multimanager Large Cap Value                 0.87%      0.25%     0.20%
Multimanager Technology                      1.20%      0.25%     0.22%
Target 2015 Allocation                       0.10%      0.25%     1.71%
Target 2025 Allocation                       0.10%      0.25%     1.41%
Target 2035 Allocation                       0.10%      0.25%     2.38%
Target 2045 Allocation                       0.10%      0.25%     2.81%
---------------------------------------------------------------------------------
EQ Advisors Trust:
---------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock            0.47%      0.25%     0.13%
EQ/AllianceBernstein Quality Bond            0.50%      0.25%     0.14%
EQ/Boston Advisors Equity Income             0.75%      0.25%     0.14%
EQ/Calvert Socially Responsible              0.65%      0.25%     0.23%
EQ/Davis New York Venture*                   0.85%      0.25%     0.18%
EQ/Equity 500 Index                          0.25%      0.25%     0.13%
EQ/Evergreen International Bond*             0.70%      0.25%     0.17%
EQ/Franklin Income                           0.90%      0.25%     0.15%
EQ/Franklin Templeton Founding Strategy(+)   0.05%      0.25%     0.22%
EQ/GAMCO Small Company Value*                0.76%      0.25%     0.12%
EQ/International Core PLUS                   0.60%      0.25%     0.30%
EQ/Large Cap Core PLUS*                      0.50%      0.25%     0.25%
EQ/Large Cap Growth PLUS*                    0.50%      0.25%     0.24%
EQ/Long Term Bond*                           0.40%      0.25%     0.13%
EQ/Marsico Focus                             0.85%      0.25%     0.13%
EQ/Mid Cap Value PLUS*                       0.55%      0.25%     0.24%
EQ/Money Market                              0.32%      0.25%     0.13%
EQ/Mutual Shares                             0.90%      0.25%     0.21%
EQ/PIMCO Real Return                         0.55%      0.25%     0.14%
EQ/Small Company Index*                      0.25%      0.25%     0.14%
EQ/T. Rowe Price Growth Stock*               0.79%      0.25%     0.14%
EQ/Templeton Growth                          0.95%      0.25%     0.20%
EQ/Van Kampen Emerging Markets Equity*       1.11%      0.25%     0.28%
EQ/Van Kampen Mid Cap Growth*                0.70%      0.25%     0.15%
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                               Total
                                             Acquired          Annual                     Net
                                               Fund           Expenses    Fee Waiv-     Annual
                                             Fees and         (Before    ers and/or    Expenses
                                             Expenses         Expense     Expense       (After
                                           (Underlying        Limita-    Reimburse-     Expense
Portfolio Name                           Portfolios)(11)       tions)     ments(12)   Limitations)
---------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust:
---------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation(+)                 0.92%             1.44%      (0.17)%        1.27%
AXA Conservative Allocation(+)               0.69%             1.25%      (0.21)%        1.04%
AXA Conservative-Plus Allocation(+)          0.76%             1.30%      (0.19)%        1.11%
AXA Moderate Allocation(+)                   0.82%             1.34%      (0.17)%        1.17%
AXA Moderate-Plus Allocation(+)              0.86%             1.38%      (0.17)%        1.21%
Multimanager Core Bond                         --              1.01%      (0.01)%        1.00%
Multimanager Health Care                       --              1.68%       0.00%         1.68%
Multimanager High Yield                      1.01%             0.76%         --          1.01%
Multimanager Large Cap Value                   --              1.32%       0.00%         1.32%
Multimanager Technology                      0.01%             1.68%       0.00%         1.68%
Target 2015 Allocation                       0.55%             2.61%      (1.46)%        1.15%
Target 2025 Allocation                       0.55%             2.31%      (1.16)%        1.15%
Target 2035 Allocation                       0.55%             3.28%      (2.13)%        1.15%
Target 2045 Allocation                       0.55%             3.71%      (2.56)%        1.15%
---------------------------------------------------------------------------------------------------------
EQ Advisors Trust:
---------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock              --              0.85%         --          0.85%
EQ/AllianceBernstein Quality Bond              --              0.89%         --          0.89%
EQ/Boston Advisors Equity Income               --              1.14%      (0.09)%        1.05%
EQ/Calvert Socially Responsible                --              1.13%       0.00%         1.13%
EQ/Davis New York Venture*                     --              1.28%         --          1.28%
EQ/Equity 500 Index                            --              0.63%         --          0.63%
EQ/Evergreen International Bond*               --              1.12%         --          1.12%
EQ/Franklin Income                             --              1.30%       0.00%         1.30%
EQ/Franklin Templeton Founding Strategy(+)   1.05%             1.57%      (0.12)%        1.45%(13)
EQ/GAMCO Small Company Value*                  --              1.13%         --          1.13%
EQ/International Core PLUS                   0.04%             1.19%      (0.05)%        1.14%
EQ/Large Cap Core PLUS*                      0.02%             1.02%       0.00%         1.02%
EQ/Large Cap Growth PLUS*                    0.02%             1.01%       0.00%         1.01%
EQ/Long Term Bond*                             --              0.78%         --          0.78%
EQ/Marsico Focus                               --              1.23%      (0.08)%        1.15%
EQ/Mid Cap Value PLUS*                       0.02%             1.06%       0.00%         1.06%
EQ/Money Market                                --              0.70%         --          0.70%
EQ/Mutual Shares                               --              1.36%      (0.06)%        1.30%
EQ/PIMCO Real Return                           --              0.94%       0.00%         0.94%
EQ/Small Company Index*                        --              0.64%         --          0.64%
EQ/T. Rowe Price Growth Stock*                 --              1.18%       0.00%         1.18%
EQ/Templeton Growth                            --              1.40%      (0.05)%        1.35%
EQ/Van Kampen Emerging Markets Equity*         --              1.64%         --          1.64%
EQ/Van Kampen Mid Cap Growth*                  --              1.10%       0.00%         1.10%
---------------------------------------------------------------------------------------------------------

(+) These are the only portfolios available in connection with the Guaranteed withdrawal benefit for life ("GWBL") and are collectively referred to as the "GWBL variable investment options". These portfolios are also available as non-GWBL investment options.

* See footnote (12) for information regarding expense limitation agreements for these portfolios.

                                                                    Fee table 11

Notes:

(1) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount. Important exceptions and limitations may eliminate or reduce this charge. For a complete description of withdrawal charges, please see "Withdrawal charges" in "Charges and expenses" later in this prospectus.

(2) We charge interest on loans under your contract but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. See "Loans" under "Accessing your money" later in this prospectus for more information on how the loan interest is calculated and for restrictions that may apply.

(3) Daily net assets is the sum of the value of the amounts invested in all your portfolios before we deduct applicable contract charges, which are set forth in the tables above.

(4) These charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges.

(5) The GWBL income base is not an account value or cash value. If you allocate amounts to the GWBL variable investment options under your TSA contract (either through contri butions or through transfers from your non-GWBL account value), your initial income base is equal to the amounts allocated to those investment options. This may not be equivalent to your initial GWBL account value. However, subsequent adjustments to the GWBL income base may result in a GWBL income base that is significantly different from your total allocations to the GWBL variable investment options or your GWBL account value. See "GWBL income base" in "Contract features and benefits later in this prospectus.

(6) The charge is based on your age on the last business day of the contract year. If the contract is surrendered or a death benefit is paid, on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(7) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated expense amounts for options added during the fiscal year 2007 and for the underlying portfolios.

(8) The management fees for each portfolio cannot be increased without a vote of that portfolio's shareholders. See footnote (12) for any expense limitation agreement information.

(9) Portfolio shares are subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940.

(10) The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (12) for any expense limitation agreement information.

(11) Each of these variable investment options invests in a corresponding portfolio of one of the Trusts or other unaffiliated investment companies. Each portfolio, in turn, invests in shares of other portfolios of the Trusts and/or shares of unaffiliated portfolios ("underlying portfolios"). Amounts shown reflect each portfolio's pro rata share of the fees and expenses of the underlying portfolio(s) in which it invests. A "--" indicates that the listed portfolio does not invest in underlying portfolios.

(12) The amounts shown reflect any fee waivers and/or expense reimbursements that apply to each portfolio. A "--" indicates that there is no expense limitation in effect, and "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into expense limitation agreements with respect to certain portfolios, which are effective through April 30, 2009 (unless the Board of Trustees including a majority of the independent directors, of AXA Premier VIP Trust or EQ Advisors Trust, as applicable, consents to an earlier revision or termination of this arrangement). For the Portfolios marked with an asterisk (*), the expense limitation agreements are effective through April 30, 2010, subject to the same provisions regarding earlier revision or termination. Under these agreements, AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain portfolios, if necessary, in an amount that limits such portfolio's Total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures, expenses of the underlying portfolios in which the portfolio invests and extraordinary expenses) to not more than the amounts specified in the agreements. Therefore, each portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreements provided that the portfolio's current annual operating expenses do not exceed the operating expense limit determined for such portfolio. See the prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable portfolio's expenses. If the above table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce portfolio expenses, the net expenses would be as shown in the table below:

     ---------------------------------------------
                    Portfolio Name
     ---------------------------------------------
     Multimanager Health Care           1.67%
     Multimanager Large Cap Value       1.26%
     Multimanager Technology            1.67%
     EQ/Davis New York Venture          1.25%
     EQ/GAMCO Small Company Value       1.10%
     EQ/International Core PLUS         1.05%
     EQ/Large Cap Core PLUS             0.88%
     EQ/Large Cap Growth PLUS           0.86%
     EQ/Mid Cap Value PLUS              0.85%
     EQ/T. Rowe Price Growth Stock      0.90%
     EQ/Van Kampen Mid Cap Growth       1.09%
     --------------------------------------------

(13) In addition to the fee waiver and/or expense reimbursement discussed in the footnote immediately above, AXA Equitable voluntarily will waive all its management and adminis tration fees and reimburse all other expenses associated with the EQ/Franklin Templeton Founding Strategy Portfolio ("Portfolio") (exclusive of taxes, interest, brokerage commissions, capitalized expenses, expenses of the investment companies in which the Portfolio invests, Rule 12b-1 fees and extraordinary expenses). Accordingly, the Total Annual Operating Expenses (including Acquired Fund Fees and Expenses), taking into account the voluntary waiver by AXA Equitable, will be 1.30%. The voluntary waiver by AXA Equitable will remain in effect until April 30, 2009.


12 Fee table

EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying Trust fees and expenses (including underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectus for each Trust.

The example below shows the expenses that a hypothetical TSA contract owner who has activated the Guaranteed withdrawal benefit for life (by allocating funds to the GWBL variable investment options) would pay in the situations illustrated. The examples use an average annual administrative charge based on charges paid in 2007, which results in an estimated annual charge of % of contract value.

The guaranteed interest option and the account for special dollar cost averaging are not covered by the fee table and examples. However, the annual administrative charge, the withdrawal charge, the third-party transfer or exchange charge, and the charge if you elect a Variable Immediate Annuity payout option do apply to the guaranteed interest option.

This example should not be considered a representation of past or future expenses for any option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance.

The example assumes that you invest $10,000 in the contract for the time periods indicated and that your investment has a 5% return each year. The example also assumes (i) maximum contract charges rather than the lower current expenses discussed in "Charges and expenses" later in this prospectus (except the annual administrative charge which is described above); (ii) the total annual expenses of the portfolios (before expense limitations) set forth in the previous tables; and (iii) there is no waiver of the withdrawal charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                                                    Fee table 13

------------------------------------------------------------------------------------------------------------------------------------
                                           If you surrender your contract at the end
                                                            of the                        If you annuitize at the end of the
                                                    applicable time period                     applicable time period(1)
                                          ------------------------------------------------------------------------------------------
                                            1 year    3 years    5 years    10 years    1 year    3 years    5 years    10 years
------------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
----------------------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation
AXA Conservative Allocation
AXA Conservative-Plus Allocation
AXA Moderate Allocation
AXA Moderate-Plus Allocation
Multimanager Core Bond
Multimanager Health Care
Multimanager High Yield
Multimanager Large Cap Value
Multimanager Technology
Target 2015 Allocation
Target 2025 Allocation
Target 2035 Allocation
Target 2045 Allocation
------------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
------------------------------------------------------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock
EQ/AllianceBernstein Quality Bond
EQ/Boston Advisors Equity Income
EQ/Calvert Socially Responsible
EQ/Davis New York Venture
EQ/Equity 500 Index
EQ/Evergreen International Bond
EQ/Franklin Income
EQ/Franklin Templeton Founding Strategy
EQ/GAMCO Small Company Value
EQ/International Core PLUS
EQ/Large Cap Core PLUS
EQ/Large Cap Growth PLUS
EQ/Long Term Bond
EQ/Marsico Focus
EQ/Mid Cap Value PLUS
EQ/Money Market
EQ/Mutual Shares
EQ/PIMCO Real Return
EQ/Short Duration Bond
EQ/Small Company Index
EQ/T. Rowe Price Growth Stock
EQ/Templeton Growth
EQ/Van Kampen Emerging Markets Equity
EQ/Van Kampen Mid Cap Growth
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                                            If you do not surrender your contract
                                                      at the end of the
                                                    applicable time period
                                          ---------------------------------------------
                                            1 year    3 years    5 years    10 years
---------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
---------------------------------------------------------------------------------------
AXA Aggressive Allocation
AXA Conservative Allocation
AXA Conservative-Plus Allocation
AXA Moderate Allocation
AXA Moderate-Plus Allocation
Multimanager Core Bond
Multimanager Health Care
Multimanager High Yield
Multimanager Large Cap Value
Multimanager Technology
Target 2015 Allocation
Target 2025 Allocation
Target 2035 Allocation
Target 2045 Allocation
---------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
---------------------------------------------------------------------------------------
EQ/AllianceBernstein Common Stock
EQ/AllianceBernstein Quality Bond
EQ/Boston Advisors Equity Income
EQ/Calvert Socially Responsible
EQ/Davis New York Venture
EQ/Equity 500 Index
EQ/Evergreen International Bond
EQ/Franklin Income
EQ/Franklin Templeton Founding Strategy
EQ/GAMCO Small Company Value
EQ/International Core PLUS
EQ/Large Cap Core PLUS
EQ/Large Cap Growth PLUS
EQ/Long Term Bond
EQ/Marsico Focus
EQ/Mid Cap Value PLUS
EQ/Money Market
EQ/Mutual Shares
EQ/PIMCO Real Return
EQ/Short Duration Bond
EQ/Small Company Index
EQ/T. Rowe Price Growth Stock
EQ/Templeton Growth
EQ/Van Kampen Emerging Markets Equity
EQ/Van Kampen Mid Cap Growth
---------------------------------------------------------------------------------------

(1) Please see "When withdrawal charges do not apply" in "Charges and expenses" later in this prospectus for more information on withdrawal charge waivers upon annuitization.


14 Fee table

CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this prospectus, for the unit values and number of units outstanding as of the periods shown for each of the variable investment options, available as of December 31, 2007.


                                                                    Fee table 15

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We require a minimum contribution amount of $20 for each type and series of contract purchased. If the total annual contributions to a TSA will be at least $200 annually, we may accept contributions of less than $20. The following table summarizes our rules regarding contributions to your contract.

We may refuse to accept any contribution if the sum of all contributions under all types of EQUI-VEST(R) contracts with the same owner or annuitant would then total more than $1,500,000. We may also refuse to accept any contribution if the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limits based on certain criteria, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation.

--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year."
The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is
April 30.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Contract type    Source of contributions                                 Limitations on contributions
------------------------------------------------------------------------------------------------------------------------------------
TSA              o Employer-remitted employee salary reduction           o For 2008, maximum amount of employer and employee
                   and/or various types of employer contributions.         contributions is generally the lesser of $46,000 or 100%
                                                                           of compensation, with maximum salary reduction
                 o Additional "catch-up" contributions.                    contribution of $15,500.

                 o "Designated Roth contributions" under Section 402A    o If employer's plan permits, an individual at least age 50
                    of the Code.                                           at any time during 2008 can make up to $5,000 additional
                                                                           salary reduction "catch-up" contributions.
                 o Only if plan permits, direct plan-to-plan transfers
                   from another 403(b) plan, or contract exchanges       o All salary reduction contributions (whether pre-tax or
                   from another 403(b) contract under the same plan.       designated Roth) may not exceed the total maximum for the
                                                                            year. (For 2008, $15,500 and age 50 catch-up of $5,000.)
                 o Only if plan permits, eligible rollover distri-
                   butions from other 403(b) plans, qualified plans,     o Rollover or direct transfer contributions after age
                   governmental employer 457(b) plans and traditional      70-1/2 must be net of any required minimum distributions.
                   IRAs.
                                                                         o Different sources of contributions and earnings may be
                 o Rollovers or direct transfers of funds from             subject to withdrawal restrictions.
                   designated Roth accounts.
                                                                         o If you are age 59 or younger at the time the contract is
                 o On-going payroll contributions up to the Code and       issued, additional rollover contributions to the GWBL
                   plan limits can be made to the GWBL variable            variable investment options are permitted up to your
                   investment options until you take GWBL withdrawals.     first contract date anniversary. In contract years two
                                                                           and later, up to attained age 60, rollover contributions,
                                                                           combined with transfers from your non-GWBL account value
                                                                           to the GWBL variable investment options, are limited to
                                                                           a total of $200,000.

                                                                         o If you are age 60 or older at the time the contract is
                                                                           issued, additional rollover contributions to the GWBL
                                                                           variable investment options are not permitted.
------------------------------------------------------------------------------------------------------------------------------------
EDC              o Employer-remitted employee salary reduction and/or    o Contributions subject to plan limits. Maximum
                   employer contributions.                                 contribution for 2008 is lesser of $15,500 or
                                                                           100% of includible compensation.
                 o For governmental employer EDC plans only,
                   additional "age 50 catch-up" contributions.           o If plan permits, an individual may make catch-up
                                                                           contributions for 3 years of service preceding plan
                 o For governmental employer EDC plans only and only       retirement age; 2008 maximum is $31,000.
                   if plan permits, eligible rollover distributions
                   from other governmental employer 457(b) plans,        o If governmental employer 457(b) plan permits, an
                   403(b) plans, qualified plans and traditional IRAs.     individual at least age 50 at any time during 2008 can
                                                                           make up to $5,000 additional salary reduction "catch-up"
                                                                           contributions. This must be coordinated with the
                                                                           "catch-up" contributions for 3 years of service
                                                                           preceding plan retirement age.
------------------------------------------------------------------------------------------------------------------------------------


16 Contract features and benefits

See "Tax information" later in this prospectus for a more detailed discussion of sources of contributions, certain contribution limitations and other tax information.

For information on when contributions are credited see "Dates and prices at which contract events occur" under "More information" later in this prospectus.

                      ----------------------------------

OWNER AND ANNUITANT REQUIREMENTS

For TSA contracts, the employee must be the owner and the annuitant under the contract. For EDC contracts, the employer or a trust must be the owner and the employee must be the annuitant. For both TSA and EDC contracts, the minimum issue age for the annuitant is 18. The maximum issue age is 79.

--------------------------------------------------------------------------------
The "annuitant" is the person who is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be made by check drawn on a U.S. bank, in U.S. dollars and made payable to "AXA Equitable." We do not accept third-party checks endorsed to us except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. Also, we do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

Your initial contribution must generally be accompanied by an application and any other form we need to process the contribution. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain that information. If we are unable to obtain all the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

Generally, you may make additional contributions at any time. You may do so in single sum amounts, on a regular basis, or as your financial situation permits.

--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options, subject to any employer plan limitations, are the variable investment options, the guaranteed interest option, and the account for special dollar cost averaging available under the investment method you select (see "Selecting your investment method," later in this prospectus).

Under certain TSA contracts, you may allocate amounts to the GWBL variable investment options. By doing so, you are activating the Guaranteed withdrawal benefit for life ("GWBL") feature of your contract. All amounts allocated to the GWBL variable investment options are subject to the terms and conditions of the GWBL feature. Please note that there is a separate charge for the GWBL and once you allocate amounts to the GWBL variable investment options such amounts may be transferred among the GWBL variable investment options, but not the non-GWBL investment options. The GWBL feature is discussed in detail later in this section, "Contract features and benefits," under "Guaranteed withdrawal benefit for life (GWBL)."

Currently, the GWBL variable investment options are limited to the five AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio. It is important to note that those Portfolios are also available without the GWBL feature. To show that these Portfolios are available both with and without the GWBL feature, our contract applications, administrative forms and website often show separate lists for the GWBL variable investment options and the non-GWBL investment options, as shown in the table below. We do this so you can easily indicate those amounts you wish to have allocated in connection with the GWBL and those amounts that you wish to have allocated to your non-GWBL investment options.

--------------------------------------------------------------------------------
For allocations to your GWBL               For allocations to your non-GWBL
account value                              account value
--------------------------------------------------------------------------------
GWBL AXA Aggressive Allocation             AXA Aggressive Allocation
--------------------------------------------------------------------------------
GWBL AXA Conservative Allocation           AXA Conservative Allocation
--------------------------------------------------------------------------------
GWBL AXA Conservative-Plus Allocation      AXA Conservative-Plus Allocation
--------------------------------------------------------------------------------
GWBL AXA Moderate Allocation               AXA Moderate Allocation
--------------------------------------------------------------------------------
GWBL AXA Moderate-Plus Allocation          AXA Moderate-Plus Allocation
--------------------------------------------------------------------------------
GWBL EQ/Franklin Templeton Founding        EQ/Franklin Templeton Founding
Strategy                                   Strategy
--------------------------------------------------------------------------------

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available portfolios, their investment objectives and their advisers.

--------------------------------------------------------------------------------
You can choose from among the variable investment options, the guaranteed interest option and the account for special dollar cost averaging, subject to certain restrictions.
--------------------------------------------------------------------------------


                                              Contract features and benefits  17

Portfolios of the Trusts

The AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio by AXA Equitable. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such portfolios to contract owners and/or suggest, incidental to the sale of this contract, that contract owners consider whether allocating some or all of their account value to such portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio than certain other portfolios available to you under your contract. In addition, due to the relative diversification of the underlying portfolios covering various asset classes and categories, the AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio may enable AXA Equitable to more efficiently manage AXA Equitable's financial risks associated with certain guaranteed features. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

AXA Equitable serves as the investment manager of the portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some portfolios, AXA Equitable has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the portfolios. As such, AXA Equitable oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the objective and investment manager or sub-adviser(s), as applicable, for each portfolio.

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                Objective
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION*   Seeks long-term capital appreciation.                         o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE             Seeks a high level of current income.                         o AXA Equitable
 ALLOCATION*
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS        Seeks current income and growth of capital, with a            o AXA Equitable
 ALLOCATION*                 greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION*     Seeks long-term capital appreciation and current income.      o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS            Seeks long-term capital appreciation and current income,      o AXA Equitable
 ALLOCATION*                 with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER CORE BOND       To seek a balance of high current income and capital          o BlackRock Financial Management, Inc.
                             appreciation, consistent with a prudent level of risk.
                                                                                           o Pacific Investment Management
                                                                                             Company LLC
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER HEALTH CARE     Long-term growth of capital.                                  o Invesco Aim Capital Management, Inc.

                                                                                           o RCM Capital Management LLC

                                                                                           o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER HIGH YIELD      High total return through a combination of current            o Pacific Investment Management
                             income and capital appreciation.                                Company LLC

                                                                                           o Post Advisory Group, LLC
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER LARGE CAP       Long-term growth of capital.                                  o AllianceBernstein L.P.
 VALUE
                                                                                           o Institutional Capital LLC

                                                                                           o MFS Investment Management
------------------------------------------------------------------------------------------------------------------------------------
MULTIMANAGER TECHNOLOGY      Long-term growth of capital.                                  o Firsthand Capital Management, Inc.

                                                                                           o RCM Capital Management LLC

                                                                                           o Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------------
TARGET 2015 ALLOCATION       Seeks the highest total return over time consistent with      o AXA Equitable
                             its asset mix. Total return includes capital growth and
                             income.
------------------------------------------------------------------------------------------------------------------------------------

18 Contract features and benefits

------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust                                                                      Investment Manager (or Sub-Adviser(s),
Portfolio Name                  Objective                                                  as applicable)
------------------------------------------------------------------------------------------------------------------------------------
TARGET 2025 ALLOCATION         Seeks the highest total return over time consistent with    o AXA Equitable
                               its asset mix. Total return includes capital growth and
                               income.
------------------------------------------------------------------------------------------------------------------------------------
TARGET 2035 ALLOCATION         Seeks the highest total return over time consistent with    o AXA Equitable
                               its asset mix. Total return includes capital growth and
                               income.
------------------------------------------------------------------------------------------------------------------------------------
TARGET 2045 ALLOCATION         Seeks the highest total return over time consistent with    o AXA Equitable
                               its asset mix. Total return includes capital growth and
                               income.
------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                          Investment Manager (or Sub-Adviser(s),
Portfolio Name                  Objective                                                  as applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN           Seeks to achieve long-term growth of capital                o AllianceBernstein L.P.
 COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN QUALITY   Seeks to achieve high current income consistent with        o AllianceBernstein L.P.
 BOND                          moderate risk to capital.
------------------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS EQUITY      Seeks to achieve a combination of growth and income to      o Boston Advisors, LLC
 INCOME                        achieve an above-average and consistent total return.
------------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY            Seeks to achieve long-term capital appreciation.            o Calvert Asset Management Company,
 RESPONSIBLE                                                                                 Inc.

                                                                                           o Bridgeway Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/DAVIS NEW YORK VENTURE      Seeks to achieve long-term growth of capital.               o Davis Selected Advisers, L.P.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX            Seeks to achieve a total return before expenses that        o AllianceBernstein L.P.
                               approximates the total return performance of the S&P
                               500 Index, including reinvestment of dividends, at a
                               risk level consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/EVERGREEN INTERNATIONAL     Seeks to achieve capital growth and current income.         o Evergreen Investment Management
 BOND                                                                                        Company, LLC

                                                                                           o First International Advisors, LLC
                                                                                             (dba "Evergreen International")
------------------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN INCOME             Seeks to maximize income while maintaining prospects        o Franklin Advisers, Inc.
                               for capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN TEMPLETON          Primarily seeks capital appreciation and secondarily        o AXA Equitable
 FOUNDING STRATEGY*            seeks income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY         Seeks to maximize capital appreciation.                     o GAMCO Asset Management Inc.
 VALUE
------------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL CORE PLUS     Seeks to achieve long-term growth of capital.               o AXA Equitable

                                                                                           o Mellon Capital Management Corporation

                                                                                           o Wentworth Hauser and Violich, Inc.
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP CORE PLUS         Seeks to achieve long-term growth of capital with a         o AXA Equitable
                               secondary objective to seek reasonable current income.
                               For purposes of this Portfolio, the words "reasonable       o Institutional Capital LLC
                               current income" mean moderate income.
                                                                                           o Mellon Capital Management Corporation
------------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH PLUS       Seeks to provide long-term capital growth                   o AXA Equitable

                                                                                           o Marsico Capital Management, LLC

                                                                                           o Mellon Capital Management Corporation
------------------------------------------------------------------------------------------------------------------------------------


                                               Contract features and benefits 19

------------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust                                                                    Investment Manager (or Sub-Adviser(s), as
Portfolio Name             Objective                                                 applicable)
------------------------------------------------------------------------------------------------------------------------------------
EQ/LONG TERM BOND         Seeks to maximize income and capital appreciation          o BlackRock Financial Management, Inc.
                          through investment in long-maturity debt obligations.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MARSICO FOCUS          Seeks to achieve long-term growth of capital.              o Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP VALUE PLUS     Seeks to achieve long-term capital appreciation.           o AXA Equitable

                                                                                     o Mellon Capital Management Corporation

                                                                                     o Wellington Management Company LLP
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET           Seeks to obtain a high level of current income,            o The Dreyfus Corporation
                          preserve its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
EQ/MUTUAL SHARES          Seeks to achieve capital appreciation, which may           o Franklin Mutual Advisers, LLC
                          occasionally be short-term, and secondarily, income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO REAL RETURN      Seeks to achieve maximum real return consistent with       o Pacific Investment Management Company,
                          preservation of real capital and prudent investment          LLC
                          management.
------------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX    Seeks to replicate as closely as possible (before the      o AllianceBernstein L.P.
                          deduction of Portfolio expenses) the total return of
                          the Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH   Seeks to achieve long-term capital appreciation and        o T. Rowe Price Associates, Inc.
 STOCK                    secondarily, income.
------------------------------------------------------------------------------------------------------------------------------------
EQ/TEMPLETON GROWTH       Seeks to achieve long-term capital growth.                 o Templeton Global Advisors Limited
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN EMERGING    Seeks to achieve long-term capital appreciation.           o Morgan Stanley Investment Management Inc.
 MARKETS EQUITY
------------------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN MID CAP     Seeks to achieve capital growth.                           o Morgan Stanley Investment Management Inc.
 GROWTH
------------------------------------------------------------------------------------------------------------------------------------

* These are the only portfolios available in connection with the Guaranteed withdrawal benefit for life ("GWBL"). Collectively, we refer to them as the "GWBL variable investment options." Please note that they are also available as non-GWBL investment options.

You should consider the investment objectives, risks and charges and expenses of the portfolios carefully before investing. The prospectuses for the Trusts contain this and other important information about the portfolios. The prospectuses should be read carefully before investing. In order to obtain copies of the Trust prospectuses that do not accompany this prospectus, you may call one of our customer service representatives at (800) 628-6673.


20 Contract features and benefits

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account in "More information," later in this prospectus.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1) the minimum interest rate guaranteed over the life of the contract,

(2) the annual minimum guaranteed interest rate for the calendar year, and

(3) the current interest rate.

We set current interest rates periodically, according to our procedures that we have in effect at the time. All interest rates are effective annual rates, but before deduction of annual administrative charges or any withdrawal charges.

Depending on the state where your contract is issued, the annual minimum guaranteed interest rate for 2008 is either 2.75% or 3.0%, and the lifetime minimum guaranteed interest rate ranges from 1.0% to 3.0%. The lifetime minimum guaranteed interest rate is shown in your contract. The annual minimum guaranteed interest rate will never be less than the lifetime minimum guaranteed interest rate. Check with your financial professional as to which rate applies in your state. Current interest rates will never be less than the annual minimum guaranteed interest rate.


SELECTING YOUR INVESTMENT METHOD

Subject to any employer plan limitations, you must choose one of the following two methods for selecting your investment options:

o MAXIMUM INVESTMENT OPTIONS CHOICE. Under this method, you may allocate contributions or transfer funds to any of the available investment options listed in A and B in the investment options chart. You can make transfers whenever you choose. However, there will be restrictions on the amount you can transfer out of the guaranteed interest option listed in A.

o MAXIMUM TRANSFER FLEXIBILITY. Under this method, you may allocate contributions or transfer funds to any of the available investment options listed in A in the investment options chart and no transfer restrictions will apply.

TEMPORARY REMOVAL OF TRANSFER RESTRICTIONS THAT APPLY TO THE INVESTMENT METHODS. From time to time, we may remove certain restrictions that apply to your investment method. If we do so, we will tell you. For example, if you elect the "Maximum investment options choice" method, for a limited time there will be no restrictions on the amount you could transfer out of the guaranteed interest option listed in group "A." If you elect the "Maximum transfer flexibility" method, for a limited time you will be able to use the fixed income variable investment options listed in group "B".

We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if you elect the "Maximum investment options choice" method, limits on transfers out of the guaranteed interest option will again apply. If you elect the "Maximum transfer flexibility" method, you will no longer be permitted to allocate new contributions to, or transfer amounts into, the variable investment options in group B (including through our rebalancing program). However, amounts that are in any investment options that are not available under "Maximum transfer flexibility" can remain in these options.

--------------------------------------------------------------------------------
                            Investment Options
--------------------------------------------------------------------------------
                                    A
--------------------------------------------------------------------------------
o Guaranteed Interest Option
--------------------------------------------------------------------------------
                             Domestic stocks
--------------------------------------------------------------------------------
o AXA Aggressive Allocation           o EQ/Mid Cap Value PLUS
o AXA Moderate-Plus Allocation        o EQ/Mutual Shares
o EQ/AllianceBernstein Common Stock   o EQ/Small Company Index
o EQ/Boston Advisors Equity Income    o EQ/T. Rowe Price Growth Stock
o EQ/Calvert Socially Responsible     o EQ/Templeton Growth
o EQ/Davis New York Venture           o EQ/Van Kampen Mid Cap Growth
o EQ/Equity 500 Index                 o Multimanager Health Care
  EQ/Franklin Templeton Founding      o Multimanager Large Cap Value
  Strategy                              Multimanager Technology
o EQ/GAMCO Small Company Value        o Target 2015 Allocation*
o EQ/Large Cap Core PLUS              o Target 2025 Allocation*
o EQ/Large Cap Growth PLUS            o Target 2035 Allocation*
o EQ/Marsico Focus                    o Target 2045 Allocation*
--------------------------------------------------------------------------------
                           International stocks
--------------------------------------------------------------------------------
o EQ/International Core PLUS          o EQ/Van Kampen Emerging Markets
                                        Equity
--------------------------------------------------------------------------------
Balanced/hybrid
--------------------------------------------------------------------------------
o AXA Moderate Allocation
--------------------------------------------------------------------------------
                                    B
--------------------------------------------------------------------------------
Fixed income
--------------------------------------------------------------------------------
o AXA Conservative Allocation         o EQ/Long Term Bond
o AXA Conservative-Plus Allocation    o EQ/Money Market
o EQ/AllianceBernstein Quality Bond   o EQ/PIMCO Real Return
o EQ/Evergreen International Bond     o Multimanager Core Bond
o EQ/Franklin Income                  o Multimanager High Yield
--------------------------------------------------------------------------------

* Since these investment options, collectively, the "Target Allocation investment options," as they approach their respective target dates, and thereafter, are expected to invest more heavily in fixed income securities, we reserve the right to make them group "B" investment options at or after their respective target dates. Please note that if you select the "Maximum transfer flexibility" method, and have included any of the Target Allocation investment options among your investment options, you will be deemed to have changed to the "maximum investment options choice" method. If you select the "maximum transfer flexibility" method but have not included any of the Target Allocation investment options among your allocations, you will not be changed to the alternate method but those options will no longer be available to you.

You may choose from any of the investment options available under your investment method. In all cases, if any of the options listed in B in the chart referenced above are selected, you will be subject to the restrictions on transfers out of the guaranteed interest option that apply under the maximum investment options choice investment method.

CONTRACTS WITH THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE (TSA ONLY)

In addition to the selection of your investment method discussed above, certain TSA contracts allow for allocations to the GWBL variable investment options. Currently, the GWBL variable investment options are limited to the portfolios listed below. Funds allocated to


                                              Contract features and benefits  21
the GWBL variable investment options are subject to the terms and conditions of the Guaranteed withdrawal benefit for life feature, which include restrictions on your ability to make transfers to non-GWBL investment options. It is important to note that allocations to the GWBL variable investment options are not permitted once you begin taking GWBL withdrawals. Also, there is a separate charge for the GWBL. See "Guaranteed withdrawal benefit for life charge" in "Charges and expenses." The GWBL feature is discussed in detail later in this prospectus. See "Guaranteed withdrawal benefit for life (GWBL)" later in this prospectus for more information about this feature.

-----------------------------------------------------------
For allocations to your GWBL account value
-----------------------------------------------------------
o GWBL AXA Aggressive Allocation
o GWBL AXA Conservative Allocation
o GWBL AXA Conservative-Plus Allocation
o GWBL AXA Moderate Allocation
o GWBL AXA Moderate-Plus Allocation
o GWBL EQ/Franklin Templeton Founding Strategy
-----------------------------------------------------------

ERISA CONSIDERATIONS FOR EMPLOYERS

If you are an employer and your plan is intended to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA")
Section 404(c), you or your plan trustee must make sure that the investment options chosen for your plan constitute a broad range of investment choices as required by the Department of Labor's ("DOL") regulation under ERISA Section 404(c). See "Tax information" later in this prospectus.


ALLOCATING YOUR CONTRIBUTIONS

Once you have made your investment choice, you may allocate your contributions to one or more or all of the investment options you have chosen, subject to any restrictions under the investment method you choose. Also, we reserve the right to limit allocations to the guaranteed interest option to no more than 50% of any contribution. Currently, we are not imposing this limitation. Allocations must be in whole percentages and you may change your allocation percentages at any time. However, the total of your allocations must equal 100%. Also, you may choose special dollar cost averaging (described below) to allocate your contributions under your contract.

Additional contributions are allocated according to instructions on file unless you provide us with new instructions.


CONTRACTS WITH THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE (TSA ONLY)

If the Guaranteed withdrawal benefit for life ("GWBL") is available through your employer's plan, you can tell us how much of each contribution should be allocated in connection with that benefit. For amounts you decide to allocate in connection with the benefit, your investment options will be limited to the GWBL variable investment options discussed in detail below. It is important to note that by allocating to the GWBL variable investment options, you are activating the GWBL feature of your contract. In general, allocating contributions to the GWBL variable investment options is the primary way of increasing your GWBL income base. All amounts allocated to the GWBL variable investment options are subject to the terms and conditions of the GWBL feature.


Currently, the GWBL variable investment options are limited to the five AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio. It is important to note that those Portfolios are also available without the GWBL feature. To show that these Portfolios are available both with and without the GWBL feature, our contract applications, administrative forms and website often show separate lists for the GWBL variable investment options and the non-GWBL investment options, as shown in the table below. We do this so you can easily indicate those amounts you wish to have allocated in connection with the GWBL and those amounts that you wish to have allocated to your non-GWBL investment options.


--------------------------------------------------------------------------------
For allocations to your GWBL            For allocations to your non-GWBL
account value                           account value
--------------------------------------------------------------------------------
o GWBL AXA Aggressive Allocation        o AXA Aggressive Allocation
o GWBL AXA Conservative Allocation      o AXA Conservative Allocation
o GWBL AXA Conservative-Plus            o AXA Conservative-Plus Allocation
  Allocation                            o AXA Moderate Allocation
o GWBL AXA Moderate Allocation          o AXA Moderate-Plus Allocation
o GWBL AXA Moderate-Plus Allocation     o EQ/Franklin Templeton Founding
o GWBL EQ/Franklin Templeton Founding     Strategy
  Strategy
--------------------------------------------------------------------------------

Please see "Guaranteed withdrawal benefit for life" later in this prospectus for more information about this feature.

Once your contributions are allocated to the investment options, they become a part of your account value. Amounts allocated to the GWBL variable investment options will become part of your "GWBL account value." Amounts allocated to the other available investment options, or "non-GWBL investment options," will become part of your "non-GWBL account value." We discuss account value in "Determining your contract's value" later in this prospectus. After your contract is issued, you may request that we add or eliminate any variable investment options that result in transfer restrictions. We reserve the right to deny your request. See "Transferring your money among investment options" later in this prospectus.

The contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocation under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. Your AXA Advisors' financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, your should speak with him/her regarding any different arrangements that may apply.


SPECIAL DOLLAR COST AVERAGING

Special dollar cost averaging allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select.


22  Contract features and benefits

Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. This program, however, does not guarantee that you will earn a profit or be protected against losses.

During the first five contract years, you may choose to allocate all or a portion of any eligible rollover or direct transfer contribution to the account for special dollar cost averaging. See "How you can purchase and contribute to your contract" in "Contract features and benefits" for details on what contributions are eligible under both EDC and TSA contracts.

Contributions into the account may not be transfers from other investment options. Also, on-going payroll contributions into the account are not permitted. Your initial allocation to the special dollar cost averaging program must be at least $2,000 and any additional contribution to that same time period must be at least $250. You may only have one time period in effect at any time and once you select a time period, you may not change it.

You may have your account value transferred to any of the variable investment options available under the contract, including the GWBL variable investment options (if available). No amounts may be transferred from the account for special dollar cost averaging to the guaranteed interest option.

We will transfer amounts from the account for special dollar cost averaging into the variable investment options over an available time period that you select. We offer time periods of 3, 6 or 12 months, during which you will receive an enhanced interest rate. We may also offer other time periods. Please note that any time period selected must begin before the fifth contract date anniversary. Your financial professional can provide information on the time periods and interest rates currently available in your state, or you may contact one of our customer service representatives.

Contribution(s) made to the special dollar cost averaging program will be credited with the interest rate on the date the first contribution is received by AXA Equitable and allocated to the time period initially selected by you. Once the time period you selected has ended, you may then select another time period for future contributions. At that time, you may also select a different allocation for transfers to the variable investment options, or, if you wish, we will continue to use the selection that you have previously made. Currently, your account value will be transferred from the account for special dollar cost averaging into the variable investment options on a monthly basis. We may offer this program in the future with transfers on a different basis.

We will transfer all amounts out of the account for special dollar cost averaging by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For the special dollar cost averaging program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the special dollar cost averaging program, but not later than the 28th day of the month.

If you choose to allocate only a portion of an eligible contribution to the account for special dollar cost averaging, the remaining balance of that contribution will be allocated to the variable investment options and the guaranteed interest option according to your instructions.

The only transfers that will be made from the account for special dollar cost averaging are your regularly scheduled transfers to the variable investment options. If you request to transfer or withdraw any other amounts from the account for special dollar cost averaging, we will transfer all of the value that you have remaining in the account for special dollar cost averaging to the investment options according to the allocation percentages for special dollar cost averaging we have on file for you. You may ask us to cancel your participation in the program at any time. If you are having amounts transferred under special dollar cost averaging to any GWBL variable investment option and you elect to begin GWBL withdrawals, your special dollar cost averaging program will be terminated.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL") (AVAILABLE FOR TSA CONTRACTS
ONLY)

For an additional charge, the Guaranteed withdrawal benefit for life ("GWBL") guarantees that you can take withdrawals up to a maximum amount per contract year (your "Guaranteed annual withdrawal amount"). This feature is available to you only if your employer has elected to make it available under your contract. As discussed in more detail below, the maximum amount for each contract year is based on a percentage of your GWBL income base. You may elect one of our automated payment plans or you may take partial withdrawals. All withdrawals reduce your GWBL account value and Guaranteed minimum death benefit. See "Accessing your money" later in this prospectus. For amounts allocated in connection with the benefit, your investment options will be limited to the GWBL variable investment options. See "Contracts with the Guaranteed withdrawal benefit for life (TSA Only)" in "Allocating your contributions" earlier in this section.

Prior to taking your first GWBL withdrawal, you may elect to have withdrawals on either a single life ("Single life") or a joint life ("Joint life") basis. Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both you and your spouse. In order to start taking GWBL withdrawals under this benefit, you (and your spouse if Joint life is selected), must be at least 55 years old and one of the following events must occur:

     o You are severed from your employment;

     o You experience financial hardship;

     o You become disabled; or

     o You are age 59-1/2 (If you are 59-1/2 and still employed, your employer's approval may be required for any withdrawal requests).

The charge for the GWBL will be deducted from your GWBL account value on each contract date anniversary. Please see "Guaranteed withdrawal benefit for life charge" later in this prospectus for a description of the charge.

You should not purchase this benefit if:

                                              Contract features and benefits  23

o You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of GWBL Excess withdrawals" below in this section); or

o You are not interested in taking withdrawals prior to the contract's maturity date. The maturity date is generally the contract date anniversary that follows your 95th birthday.

You may take your lifetime required minimum distributions ("RMDs") without losing the value of the GWBL benefit, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this prospectus, including utilizing our RMD automatic withdrawal option. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.


GWBL INCOME BASE

Your GWBL income base is used to determine your Guaranteed annual withdrawal amount (described immediately below). Prior to taking your first GWBL withdrawal, your GWBL income base is made up of two components: the Annual ratchet income base and the 5% Roll-Up income base. These components, which are described in more detail below, are compared at the time you take your first GWBL withdrawal and the higher amount will be used as your initial GWBL income base for the purposes of calculating your Guaranteed annual withdrawal amount. Also, prior to taking your first GWBL withdrawal, they are compared on each contract date anniversary for the purposes of determining the annual charge for this benefit. For more information on how the charge for the GWBL is calculated, see "Charges and expenses" later in this prospectus.

Your GWBL income base is activated by allocating funds to the GWBL variable investment options. Your initial Annual ratchet and 5% Roll-Up income base components are equal to the initial funds you allocate to the GWBL variable investment options. The initial amount may be from either a contribution or a transfer of account value from your non-GWBL account value. Both the Annual ratchet and 5% Roll-up components will increase by (i) any additional contributions allocated to the GWBL variable investment options, and (ii) any amounts transferred from investment options other than the GWBL variable investment options (your non-GWBL investment options). The Annual ratchet and 5% Roll-up income base components will not be reduced by withdrawals of your GWBL account value except for GWBL Excess withdrawals. See "Effect of GWBL Excess withdrawals" below in this section.

Here is how the two components work:


ANNUAL RATCHET INCOME BASE

Your Annual ratchet income base is recalculated on each contract anniversary to equal the greater of: (i) your GWBL account value, and (ii) the most recent Annual ratchet income base. If your GWBL account value is greater, we will "ratchet up," or increase, your Annual ratchet income base to equal your GWBL account value. You are eligible to Annual ratchets on each contract date anniversary both before and after you take your first GWBL withdrawal.

5% ROLL-UP INCOME BASE

Your 5% Roll-Up income base is credited with interest daily at an annual effective rate of 5% until the business day on which you take your first GWBL withdrawal. In other words, the 5% Roll-Up ends when GWBL withdrawals begin. The annual effective rate for amounts in the loan reserve account is 2.5%, if applicable.


GUARANTEED ANNUAL WITHDRAWAL AMOUNT

Your Guaranteed annual withdrawal amount is equal to a percentage of the GWBL income base. The applicable percentage ("Applicable percentage") is based on your age at the time of the first withdrawal and is set for the life of the contract. For Joint life contracts, the Applicable percentage is based on the age of the younger spouse at the time of the first GWBL withdrawal. The Applicable percentages are shown in the table below.

--------------------------------------------------------------------------------
                              Applicable percentage
Age                                Single Life                 Joint Life
--------------------------------------------------------------------------------
55-59                                   4%                        3.5%
59-1/2 and older                        5%                        4.5%
--------------------------------------------------------------------------------

Once you begin taking GWBL withdrawals, your GWBL income base is guaranteed never to decrease as long as there are no GWBL Excess withdrawals. Also, contribution allocations and transfers to the GWBL variable investment options are not permitted once you begin taking GWBL withdrawals.

You may elect to take your guaranteed annual withdrawals through one of our automatic payment plans or by requesting them on your own. See "Withdrawing your account value" under "Accessing your money" for more information.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual withdrawal amount, but all withdrawals including withdrawals from your non-GWBL account value, are counted toward your free withdrawal amount. See "Withdrawal charge" in "Charges and expenses" later in this prospectus.


TRANSFERRING YOUR GWBL ACCOUNT VALUE

Funds allocated to the GWBL variable investment options can always be transferred to other GWBL variable investment options. However, transfers from the GWBL variable investment options to the non-GWBL investment options are not permitted.


EFFECT OF GWBL EXCESS WITHDRAWALS

A GWBL Excess withdrawal is caused when you withdraw more than your Guaranteed annual withdrawal amount in any contract year. Once a withdrawal (including a hardship withdrawal or a withdrawal due to disability) causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, the entire amount of the withdrawal and each subsequent withdrawal in that contract year are considered GWBL Excess withdrawals.


24  Contract features and benefits

A GWBL Excess withdrawal can cause a significant reduction in both your GWBL income base and your Guaranteed annual withdrawal amount. If you make a GWBL Excess withdrawal, we will recalculate your GWBL income base and your Guaranteed annual withdrawal amount. The withdrawal will reduce your GWBL income base on a pro rata basis. Reduction on a pro rata basis means we take the percentage of your GWBL account value withdrawn and reduce your GWBL income base by that same percentage. Your Guaranteed annual withdrawal amount will be recalculated to equal your Applicable percentage multiplied by the reset GWBL income base.

If you are under age 55 at the time you take any withdrawal from your GWBL account value, the withdrawal will be treated as a GWBL Excess withdrawal. However, this does not cause the GWBL income base or the Applicable percentage to be set for the life or your contract. Both your Annual Ratchet and 5% Roll-Up bases are reduced on a pro-rata basis as described above. Both will continue as described above.

Please note that a GWBL Excess withdrawal may be subject to withdrawal charges if it exceeds the free withdrawal amount. A GWBL Excess withdrawal that reduces your GWBL account value to zero will terminate the GWBL without value.

You should not activate the GWBL feature (by allocating funds to the GWBL variable investment options) if you plan to take withdrawals from your GWBL account value in excess of your Guaranteed annual withdrawal amount. Such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your GWBL account value is less than your GWBL income base (due, for example, to negative market performance), a GWBL Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL income base and the Guaranteed annual withdrawal amount.

For example, assume your GWBL income base is $100,000 and your GWBL account value is $80,000 when you decide to begin taking GWBL withdrawals at age 65 on a Single life basis. Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial GWBL withdrawal of $8,000 (which is 10% of your GWBL account value). Since your GWBL income base is reduced on a pro rata basis, your GWBL income base is now $90,000. In addition, your Guaranteed annual withdrawal amount is reduced to $4,500 (5.0% of $90,000), instead of the original $5,000.

Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds the greater of (i) the Guaranteed annual withdrawal amount, or
(ii) the 10% free withdrawal amount. A withdrawal charge would not be applied in the example above since the $8,000 GWBL withdrawal (equal to 10% of the contract's account value as of the date of the withdrawal) falls within the 10% free withdrawal amount. Under the example above, additional GWBL withdrawals during the same contract year could result in a further reduction of the GWBL income base and the Guaranteed annual withdrawal amount, as well as an application of withdrawal charges, if applicable. See "Withdrawal charge" in "Charges and expenses" later in this prospectus.

You should note that a GWBL Excess withdrawal that reduces your GWBL account value to zero terminates the Guaranteed withdrawal benefit for life, without value. See "Insufficient account value" in "Determining your contract's value" later in this prospectus.

In general, if you participate in our RMD automatic withdrawal option, an automatic withdrawal under that program will not cause a GWBL Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this prospectus.


ADDITIONAL CONTRIBUTIONS AND TRANSFERS FROM NON-GWBL ACCOUNT VALUE TO THE GWBL VARIABLE INVESTMENT OPTIONS

o Designated Roth contributions may not be allocated to the GWBL variable investment options.

o Ongoing payroll contributions under the plan can be made to the GWBL variable investment options until Guaranteed annual withdrawals begin.

o If you are 59 or younger at the time the contract is issued, additional non-payroll contributions (rollover and direct transfer) permitted under the plan and transfers from your non-GWBL account value are permitted up to your first contract date anniversary. In contract years two and later up to attained age of 60, non-payroll contributions (rollovers and transfers) permitted under the plan and transfers from non-GWBL account value are limited to a total of $200,000.

o If you are age 60 or older at the time the contract is issued, additional non-payroll contributions (rollover and transfers) permitted under the plan and transfers from your non-GWBL account value may not be made to the GWBL variable investment options.


EFFECT OF YOUR GWBL ACCOUNT VALUE FALLING TO ZERO

If your GWBL account value falls to zero, either due to a withdrawal that is not a GWBL Excess withdrawal or due to a deduction of a charge and you have non-GWBL account value remaining, the GWBL benefit under your contract will continue as long as you have a GWBL income base. In other words, you will continue to receive guaranteed annual withdrawal amounts.

If this occurs and your non-GWBL account value is zero, or later falls to zero, your contract will terminate and you will receive a supplementary life annuity contract setting forth your continuing benefits. You will be the owner and annuitant. If the supplementary life annuity contract is issued in connection with a Joint life contract, you will be the annuitant and your spouse will be the joint annuitant, provided you are still married. The following will then occur:

o If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

o If you were taking withdrawals through the "Customized payment plan" or in unscheduled partial withdrawals, we will pay the bal-


                                              Contract features and benefits  25
   ance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.

o Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

o Any guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar-for-dollar basis as payments are made. If there is any remaining death benefit upon your death, if applicable, we will pay it to the beneficiary.

o The charge for the Guaranteed withdrawal benefit for life will no longer apply.

o If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.


OTHER IMPORTANT CONSIDERATIONS

o This benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.

o Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, if applicable, as described in "Charges and expenses" later in this prospectus. In addition, all withdrawals count toward your free withdrawal amount for that contract year. GWBL Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL. See "Effect of GWBL Excess withdrawals" above in this section.

o Withdrawals are not considered as annuity payments for tax purposes, and may be subject to an additional 10% Federal income tax penalty before age 59-1/2. See "Tax information" later in this prospectus.

o All GWBL withdrawals reduce your GWBL account value and Guaranteed minimum death benefit. See "How withdrawals are taken from your account value" and "How withdrawals affect your Guaranteed minimum death benefit in "Accessing your money" later in this prospectus.

o If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

o If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit.

o Withdrawals are available under other annuity contracts we offer and this contract without purchasing a withdrawal benefit.

o If you are attained age 55 or older, if any amount is taken from your GWBL account value to satisfy a withdrawal request (including a hardship withdrawal), this will be considered an election to begin Guaranteed annual withdrawals under the GWBL benefit on a Single life basis. If the amount withdrawn from your GWBL account value is greater than your Guaranteed annual withdrawal amount, the entire amount will be treated as a GWBL Excess withdrawal. This amount will also be subject to withdrawal charges, if applicable. If you are attained age 54 or younger, any amount taken from your GWBL account value in order to satisfy a withdrawal request (including a hardship withdrawal) will be treated as a GWBL Excess withdrawal.

o If you have to take all or a portion of a required minimum distribution ("RMD") from your GWBL account value and it is your first withdrawal under the contract, the RMD will be considered your "first withdrawal" for the purposes of establishing your GWBL Applicable percentage.

o If you elect to take Guaranteed annual withdrawal amounts on a Joint life basis and subsequently get divorced, your divorce will not automatically terminate the contract. For both Joint life and Single life contracts, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit.

o The Federal Defense of Marriage Act precludes same-sex married couples, domestic partners, and civil union partners from being considered married under federal law. Such individuals, therefore, are not entitled to the favorable tax treatment accorded spouses under federal tax law. As a result, mandatory distributions from the contract must be made after the death of the first individual. Accordingly, the GWBL benefit will have little or no value to the surviving same-gender spouse or partner. You should consult with your tax adviser for more information on this subject.


YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract directly to our processing office within 10 days after you receive it. In some states, this "free look" period may be longer.

For contributions allocated to the variable investment options, your refund will equal your contributions, reflecting any investment gain or loss that also reflects the daily charges we deduct. For contributions allocated to the guaranteed interest option, your refund will equal the amount of the contributions but will not include interest. Some states require that we refund the full amount of your contribution (not including any investment gain or loss, or interest.

We may require that you wait six months before you apply for a contract with us again if:

o  you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

See Appendix II for any state variations.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Surrendering


26  Contract features and benefits
your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this prospectus for possible consequences of cancelling your contract.


                                              Contract features and benefits  27

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the (i) values you have allocated to the variable investment options; (ii) the guaranteed interest option (iii) the account for special dollar cost averaging; and (iv) if you have taken a loan, amounts held in your loan reserve account. These amounts are subject to certain fees and charges discussed in "Charges and expenses" later in this prospectus.


CONTRACTS WITH THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE

If you activated the Guaranteed withdrawal benefit for life option under your contract, we refer to the account value associated with that benefit as your "GWBL account value". Your account value that is not associated with that benefit is referred to as your "non-GWBL account value." Your total account value under the contract is the sum of these amounts.

Your GWBL account value allocations are limited to certain variable investment options we refer to as the "GWBL variable investment options." Amounts in your GWBL account value are also subject to certain transfer restrictions and a separate charge for providing the guarantees under the benefit. See "Guaranteed withdrawal benefit for life" in "Contract features and benefits" earlier in this prospectus for details.

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) any applicable withdrawal charges and (ii) the total amount or a pro rata portion of the annual administrative charge, and (iii) any outstanding loan plus accrued interest.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

The unit value for each variable investment option depends on the investment performance of that option minus daily charges for mortality and expense risks and other expenses. On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are increased or decreased to reflect additional contributions, withdrawals, withdrawal charges, transfers and loans.

In addition, the annual administrative charge, the third-party transfer or exchange charge and third party administration fee (if applicable), will reduce the number of units credited to your contract. A description of how unit values are calculated is found in the SAI.


YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus withdrawals and transfers out of the option, and charges we deduct.


INSUFFICIENT ACCOUNT VALUE

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract, except as discussed under "Guaranteed withdrawal benefit for life (GWBL)" in "Contract features and benefits.

See Appendix II later in this prospectus for any state variations with regard to terminating your contract.


28  Determining your contract's value

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

o You must transfer at least $300 of account value or, if less, the entire amount in the investment option. We may waive the $300 requirement.

o If you activated the Guaranteed withdrawal benefit for life feature, you may transfer your GWBL account value among the GWBL variable investment options. Also, you may transfer your account value from other investment options (your "non-GWBL investment options") to the GWBL variable investment options, subject to the limitations described in "How you can purchase and contribute to your contract" under "Contract features and benefits" earlier in this prospectus.

o Transfers from the GWBL variable investment options to the other variable investment options, the account for special dollar cost averaging and the guaranteed interest option are not permitted. See "Additional contributions and transfers" under "Guaranteed withdrawal benefits for life" in "Contract features and benefits."

o If you choose the maximum investment options choice method for selecting investment options (including if you have been deemed to have selected that method as a result of a Target Allocation investment option in which you are invested becoming a group "B" option as described under "Selecting your investment method" in "Contract features and benefits" earlier in this prospectus) the maximum amount you may transfer in any contract year from the guaranteed interest option to any other investment option is the greatest of:
   (a) 25% of the amount you had in the guaranteed interest option on the last day of the prior contract year, (b) the total of all amounts you transferred from the guaranteed interest option to any other investment option in the prior contract year or, (c) 25% of all amounts you transferred or allocated to the guaranteed interest option during the current contract year.

Upon advance notice to you, we may change or establish additional restrictions on transfers among the investment options, including limitations on the number, frequency, or dollar amount of transfers. A transfer request does not change your percentages for allocating current or future contributions among the investment options. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

You may request a transfer in writing or by telephone using TOPS or online using EQAccess. You must send all signed written requests directly to our processing office. Transfer requests should specify:

(1) the contract number,

(2) the dollar amounts to be transferred, and

(3) the investment options to and from which you are transferring.

Under EDC contracts, either you or your employer, whichever applies, can direct us to transfer among the investment options.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

We will confirm all transfers in writing.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily


                            Transferring your money among investment options  29
rely on the policies and procedures implemented by the underlying portfolios;
(2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

AUTOMATIC TRANSFER OPTIONS


INVESTMENT SIMPLIFIER

You may choose from two automatic options for transferring amounts from the guaranteed interest option to the variable investment options. Please note that transfers to the GWBL variable investment options are allowed until you elect to take your first GWBL withdrawal. The transfer options are the "fixed-dollar option" and the "interest sweep." You may select one or the other, but not both. If you elect to use rebalancing option II (discussed below), you may not choose either of the investment simplifier options.


FIXED-DOLLAR OPTION. Under this option you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the variable investment options of your choice, including the GWBL variable investment options, on a monthly basis. You can specify the number of monthly transfers or instruct us to continue to make monthly transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. You also must elect to transfer at least $50 per month. The fixed-dollar option is subject to the guaranteed interest option transfer limitation described above under "Transferring your account value."


INTEREST SWEEP. Under the interest sweep, we will make transfers on a monthly basis from amounts in the guaranteed interest option. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election and on the last business day of each month thereafter to participate in the interest sweep option.

The fixed-dollar and interest sweep options are forms of dollar-cost averaging. Dollar-cost averaging allows you to gradually allocate amounts to the variable investment options by periodically transferring approximately the same dollar amount to the variable investment options you select. This will cause you to purchase more units if the unit's value is low and fewer units if the unit's value is high. Therefore, you may get a lower average cost per unit over the long term. This plan of investing, however, does not guarantee that you will earn a profit or be protected against losses.


WHEN YOUR PARTICIPATION IN THE INVESTMENT SIMPLIFIER WILL END. Your participation in the investment simplifier will end:

o Under the fixed-dollar option, when either the number of designated monthly transfers have been completed or the amount you have available in the guaranteed interest option has been transferred out.

o Under the interest sweep option, when the amount you have in the guaranteed interest option falls below $7,500 (determined on the last business day of the month) for two months in a row.


30  Transferring your money among investment options

o Under either option, on the date we receive at our processing office, your written request to cancel automatic transfers, or on the date your contract terminates.

o Under either option, on the date we receive at our processing office, your written request to take withdrawals under the GWBL (but only if you are making monthly transfers to the GWBL variable investment options).


REBALANCING YOUR ACCOUNT VALUE

Our rebalancing program offers two options that you can use to automatically reallocate your non-GWBL account value. Rebalancing is not available for amounts allocated to the GWBL variable investment options.

Option I permits reallocation among the variable investment options only and option II permits reallocation among the variable investment options and the guaranteed interest option. You must tell us:

(a) in whole percentages only, the percentage you want invested in each variable investment option (and the guaranteed interest option, if applicable), and

(b) how often you want the rebalancing to occur (quarterly, semiannually, or annually).

While your rebalancing program is in effect, we will transfer amounts among each variable investment option (and the guaranteed interest option, if applicable), so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date. Your entire non-GWBL account value in the variable investment options (and guaranteed interest option, if applicable) must be included in the rebalancing program. Transfer restrictions out of the guaranteed interest option may apply in accordance with the bulleted items under "Transferring your account value," above, in this section. The initial transfer under the rebalancing program (based on your non-GWBL account value as of the day before the program is established) is not permitted to cause the transfer restrictions to be violated, and any rebalancing election that would be a violation of the transfer restrictions will not be put into effect. However, if the program can be established, once it is in effect, the transfer restrictions will be waived for the rebalancing transfers.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------

You may elect the rebalancing program at any time. To be eligible, you must have (i) at least $5,000 of account value in the non-GWBL variable investment options for option I, or (ii) at least $5,000 of account value in the non-GWBL variable investment options and the guaranteed interest option, combined for option II.

If you elect to use option II, you may not choose either of the investment simplifier automatic options.

If you request a transfer while the rebalancing program is in effect, we will process the transfer as requested. The rebalancing program will then remain in effect unless you request in writing that it be cancelled.

You may change your allocation instructions or cancel the program at any time. For contracts with outstanding loans only, on any rebalancing date where the amount to be transferred from the guaranteed interest option would cause a transfer from the Loan Reserve Account (which is part of the guaranteed interest option), the rebalancing program will be automatically cancelled. (See "Loans" in "Accessing your money," later in this prospectus.)


                            Transferring your money among investment options  31

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table. For the tax consequences of taking withdrawals, see "Tax information" later in this prospectus.

Please see "Insufficient account value" in "Determining your contract value" and "Effect of GWBL Excess withdrawals" earlier in this prospectus for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.


METHOD OF WITHDRAWAL

--------------------------------------------------------------------------------
                Automatic
                 payment
               plans (GWBL       Partial                       Minimum
Contract          only)        withdrawal      Systematic    distribution
--------------------------------------------------------------------------------
TSA               yes         yes(1)(2)(3)    yes(1)(2)(3)       yes(2)
--------------------------------------------------------------------------------
EDC               no          yes(3)          yes(1)(2)(3)    yes(2)(3)
--------------------------------------------------------------------------------

(1) Only if the contract is not subject to withdrawal restrictions.
(2) Only if there are no outstanding loans.
(3) Requires or may require Plan Administrator's approval. See "Tax information" later in this prospectus.


AUTOMATIC PAYMENT PLANS
(For TSA contracts with GWBL only)

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time after your (or younger Joint life's) age 55 and separation from service. You must wait at least 28 days from contract issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.


MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract date anniversaries with any Annual ratchet.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Guaranteed annual withdrawal amount.

If you take a partial withdrawal from your GWBL account value in the same contract year, but prior to enrollment in the Maximum payment plan, the partial withdrawal will be subtracted from the Guaranteed annual withdrawal amount and the difference will be divided by the number of scheduled payments.

If you take a partial withdrawal while the Maximum payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount not greater than the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with any Annual ratchet. You must elect to change the scheduled payment amount.

It is important to note that if you elect the Customized payment plan and start monthly, quarterly or annual withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause a GWBL Excess withdrawal. If your selected scheduled payment would cause a GWBL Excess withdrawal, we will notify you. As discussed earlier in this prospectus, GWBL Excess withdrawals may significantly reduce the value of the Guaranteed withdrawal benefit for life. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this prospectus.

If you take a partial withdrawal from your GWBL account value in the same contract year, but prior to enrollment in the Customized payment plan, the partial withdrawal will not be factored into the Guaranteed annual withdrawal amount payments scheduled for that year. This may cause an GWBL Excess withdrawal.

If you take a partial withdrawal while the Customized payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


PARTIAL WITHDRAWALS AND TERMINATIONS

Subject to the terms of the Plan, your contract and any restrictions in federal income tax rules, you may take partial withdrawals from your account value (either your non-GWBL or GWBL account value) or terminate your contract at any time while you are living and before annuity payments begin. If you take a withdrawal from your GWBL account value, the withdrawal will impact your GWBL benefit. See "Guaranteed withdrawal benefit for life (GWBL)" in "Contract features and benefits" for more information.

The minimum amount you may withdraw at any time is $300. If your account value is less than $500 after a withdrawal, we may terminate your contract and pay you its cash value except if you have activated the GWBL feature in your contract.

Partial withdrawals, or payments of remaining account value in excess of the 10% free withdrawal amount, may be subject to a withdrawal


32  Accessing your money
charge. (See "10% free withdrawal amount" in "Charges and expenses" later in this prospectus.)


SYSTEMATIC WITHDRAWALS

(Available for non-GWBL account value only)

If you have at least $20,000 of account value in the variable investment options and the guaranteed interest option, you may take systematic withdrawals on a monthly or quarterly basis. The minimum amount you may take for each withdrawal is $250. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, your withdrawals will be made on the first day of the month. A check for the amount of the withdrawal will be mailed to you or, if you prefer, we will electronically transfer the money to your checking or savings account.

You may withdraw either the amount of interest earned in the guaranteed interest option or a fixed-dollar amount from either the variable investment options or the guaranteed interest option. If you elect the interest option, a minimum of $20,000 must be maintained in the guaranteed interest option. If you elect the fixed-dollar option, you do not have to maintain a minimum amount.

If you choose to have a fixed dollar amount taken from the variable investment options, you may elect to have the amount of the withdrawal subtracted from your account value in one of three ways:

(1) pro rata from more than one variable investment option (without using up your total value in those options); or

(2) pro rata from more than one variable investment option (until your value in those options is used up); or

(3) you may specify a dollar amount from only one variable investment option. (If you choose this option and the amount you specify for the withdrawal exceeds the value of the variable investment option, the requested withdrawal amount will instead be taken on a pro rata basis from all of your variable investment options.)

You may elect systematic withdrawals under TSA and governmental employer EDC contracts if:

o  your plan or program permits it;

o  the contract is not subject to withdrawal restrictions; and

o  the contract does not have a loan outstanding.

You can cancel the systematic withdrawal option at any time.

Amounts withdrawn in excess of the 10% free withdrawal amount may be subject to a withdrawal charge.


LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS

We offer our "required minimum distribution (RMD) automatic withdrawal option" to help you meet lifetime required minimum distributions under federal income tax rules. This service does not generate required minimum distribution payments during the first contract year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70-1/2, you must make any required minimum distributions before the rollover or transfer. If you do not, any withdrawals that you make during the first contract year to satisfy your required minimum distributions may be subject to withdrawal charges, if they exceed the free withdrawal amount, or cause a GWBL Excess withdrawal under the Guaranteed withdrawal benefit for life, if they exceed the Guaranteed annual withdrawal amount. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request partial withdrawals. In such a case, a withdrawal charge may apply if your withdrawal exceeds the free withdrawal amount. You may choose instead an annuity payout option. Before electing an account-based withdrawal option, please refer to "Tax information," "Required minimum distributions" later in this prospectus for your specific type of retirement arrangement. The actuarial present value of additional contract benefits must be added to the account value in calculating required minimum distribution withdrawals, which could increase the amount required to be withdrawn. For this purpose additional annuity contract benefits may include enhanced death benefits.

You may elect our RMD automatic withdrawal option in the year in which you reach age 70-1/2 or in any later year, subject to the terms of your plan, if applicable. When electing this option, amounts from both your GWBL account value and non-GWBL account value are used to determine your lifetime required minimum distribution payment each year. To elect this option, you must have account value in the variable investment options and the guaranteed interest option of at least $2,000. The minimum amount we will pay out is $300, or if less, your account value. If your account value is less than $500 after the withdrawal, we may terminate your contract and pay you its cash value. Currently, minimum distribution withdrawal payments will be made annually.

Currently, we do not impose a withdrawal charge on minimum distribution withdrawals if you are enrolled in our RMD automatic withdrawal option. The minimum distribution withdrawal will be taken into account in determining if any subsequent withdrawal taken in the same contract year exceeds the 10% free withdrawal amount.

For non-governmental employer EDC contracts, this election may not be revoked. For TSA and governmental employer EDC contracts, you may not elect the minimum distribution option if you have an outstanding loan under a contract.

--------------------------------------------------------------------------------
For contracts subject to minimum distribution requirements, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------

FOR CONTRACTS WITH GWBL. Generally, if you elect our RMD automatic withdrawal option, any lifetime required minimum distribution payment we make to you under our RMD automatic withdrawal option will not be treated as a GWBL Excess withdrawal.

If you elect either the Maximum payment plan or the Customized payment plan AND our RMD automatic withdrawal option, we will make an extra payment, if necessary, in December that will equal your lifetime required minimum distribution less all payments made through November 30th and any scheduled December payment. If this extra payment is made, the amount will be taken from your non-GWBL


                                                        Accessing your money  33
account value first. If there are insufficient funds in your non-GWBL account value, the amount will be taken from your GWBL account value. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as GWBL Excess withdrawals, if applicable. However, if you take any partial withdrawals in addition to your lifetime required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The partial withdrawal may cause a GWBL Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your GWBL income base and Guaranteed annual withdrawal amount may be reduced. See "Effect of GWBL Excess
Withdrawals" in "Contract features and benefits" earlier in this prospectus.

If you elect our RMD automatic withdrawal option and elect to take your Guaranteed annual withdrawal amount in partial withdrawals without electing one of our available automatic payment plans, we will make a payment, if necessary, in December that will equal your required minimum distribution less all withdrawals made through November 30th. If this extra payment is made, the amount will be taken from your non-GWBL account value first. If the sum of the Guaranteed annual withdrawal amount and non-GWBL account value is insufficient to satisfy the required minimum distribution, we will make an additional payment from your GWBL account value, if necessary, to satisfy the required minimum distribution amount. If prior to December you make a partial withdrawal that exceeds your Guaranteed annual withdrawal amount, but not your RMD amount, that partial withdrawal will be treated as a GWBL Excess withdrawal, as well as any subsequent partial withdrawals made during the same contract year. However, if by December your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as a GWBL Excess withdrawal.

If you do not elect our RMD automatic withdrawal option and your Guaranteed annual withdrawals are insufficient to satisfy the required minimum distribution payment, any additional withdrawal taken from your GWBL account value in the same contract year will be treated as a GWBL Excess Withdrawal.


HARDSHIP WITHDRAWALS

Generally, in order to receive a hardship withdrawal (special federal income tax definition), you must meet certain criteria and have your request approved by your Plan. For more information, see "Withdrawal restrictions" under "Tax information" later in this prospectus.

If you are younger than attained age 55, you should consider the following when requesting a hardship withdrawal:

o If you activated the GWBL benefit under your contract (TSA contracts only) by allocating funds to the GWBL variable investment options, the amounts withdrawn to satisfy the withdrawal request will be taken from your non-GWBL account value first, if applicable. If values from your GWBL account value are used to satisfy the withdrawal request, the withdrawal will be treated as a GWBL Excess withdrawal. However, this does not cause the GWBL income base or the Applicable percentage to be set for the life of your contract. For more information, see "Effect of GWBL Excess withdrawals" under "Guaranteed withdrawal benefit for life (GWBL)" in "Contract features and benefits" earlier in this prospectus.

o If you have an existing loan, the hardship withdrawal will not cause your loan to default. You can continue to repay the outstanding loan. As discussed below in "Loans", failure to repay a loan can have substantial tax consequences.

If you are attained age 55 or older, you should consider the following when requesting a hardship withdrawal:

o If you activated the GWBL benefit under your contract by allocating funds to the GWBL variable investment options, the amounts withdrawn to satisfy the withdrawal request will be taken from your non-GWBL account value first, if applicable.

o If you have not started taking GWBL withdrawals and funds from your GWBL account value are used to satisfy the withdrawal request, the withdrawal will be treated as your first GWBL withdrawal. Your Applicable percentage and your selection to take payments on either a Single life or Joint life basis in connection with the GWBL will be established at that time.

o If you have already started taking GWBL withdrawals at the time of the hardship withdrawal request, we will determine if the amount of the hardship withdrawal amount is a GWBL Excess withdrawal.

o If you have an existing loan, the hardship withdrawal will not cause your loan to default. You can continue to repay the outstanding loan. As discussed below in "Loans", failure to repay a loan can have substantial tax consequences.


HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

If you have not made allocations to the GWBL variable investment options and have not specified otherwise, we will subtract your withdrawals on a pro rata basis from your values in the variable investment options and the guaranteed interest option. If those amounts are insufficient, we will subtract from your values in the account for special dollar cost averaging.

If you have made allocations to the GWBL variable investment options, you should carefully consider how withdrawals are to be made from your account value. In general, the specific form we require for withdrawal requests will ask you how your withdrawals should be made from your account value. Depending on certain factors, including your age at the time, taking withdrawals from your GWBL account value may have a significant impact on that benefit. For more information, see "Guaranteed withdrawal benefit for life (GWBL)" earlier in this prospectus.


AUTOMATIC DEPOSIT SERVICE

If you are receiving Required Minimum Distribution payments from your contract, you may use our automatic deposit service.

Under this service we will automatically deposit the Required Minimum Distribution payment from your contract directly into an existing EQUI-VEST(R) NQ or ROTH IRA or an existing EQUI-VEST(R) Express NQ or ROTH IRA contract according to your allocation instructions. Please


34  Accessing your money
note that you must have compensation or earned income for the year of the contribution to make regular contributions to Roth IRAs.


LOANS

If the plan permits, loans are available under a qualified plan, 403(b) plan or governmental employer 457(b) EDC plan. Loans are subject to federal income tax limits and are also subject to the limits of the plan. The loan rules under ERISA may apply to plans not sponsored by a governmental employer. Federal income tax rules apply to all plans, even if the plan is not subject to ERISA. You may borrow against your account value only under a TSA contract or a contract issued under a governmental employer 457(b) EDC plan. Loans under non-governmental EDC plans are not available. We do not permit loans under any contract or certificate when the required minimum distribution automatic withdrawal option has been elected.

Before we make a loan, you must properly complete and sign a loan request form. As a result of federal tax law changes beginning in 2007, loans are not available under a TSA contract without employer or plan administrator approval. Loan processing may not be completed until we receive all information and approvals required to process the loan at our processing office. In the case of certain TSA contracts subject to ERISA, the written consent of your spouse will be required to obtain a loan and the Plan Administrator needs to sign the loan form. In the case of governmental employer EDC contracts, the loan must be approved by the contract owner; generally, your employer, plan trustee, or the plan administrator as authorized under the governmental employer plan. Please see the loan provisions stated in the contract and read the terms and conditions in the loan request form carefully and consult with a tax advisor before taking a loan. Also, see Appendix II later in this prospectus for any state rules that may affect loans from a TSA or governmental employer EDC contract.

We permit only one loan to be outstanding at any time.

A loan will not be treated as a taxable distribution unless:

o  it exceeds limits of federal income tax rules; or

o  interest and principal are not paid when due; or

o  in some instances, service with the employer terminates.

Taking a loan in excess of the Internal Revenue Code limits may result in adverse tax consequences.

The tax consequences of failure to repay a loan when due are substantial, and may result in severe restrictions on your ability to borrow amounts under any plans of your employer in the future.

LOAN RESERVE ACCOUNT. On the date your loan is processed, we will transfer to a "loan reserve account" an amount equal to the sum of (a) and (b), where (a) is the loan amount (which will earn interest at the "loan reserve account rate" while your loan is outstanding), and (b) is 10% of the loan amount (which will earn interest at the guaranteed interest rate while your loan is outstanding). You may not make any partial withdrawals or transfers among investment options or other transaction from the loan reserve account until after repayment of the principal amount then due. You may specify on the loan request form from which investment option(s) the loan reserve account will be funded.

The "loan reserve account rate" will equal the loan interest rate minus a maximum rate of 2%. This excess of the interest rate that we charge is also referred to as the "net loan interest charge." See the "Fee table" for more information.

Loans are discussed further in "Tax information" later in this prospectus.


LOANS AND THE GWBL (FOR TSA CONTRACTS). If you activated the Guaranteed withdrawal benefit for life feature by allocating funds to the GWBL variable investment options and request a loan, the loan amount will be taken from your non-GWBL account value first. If there are insufficient values to complete your loan request, the remaining loan amount will be taken from the GWBL account value. If a loan is taken from your GWBL account value, this amount is allocated to the loan reserve account. The Roll-Up income base associated with the amount taken from your GWBL account value will roll up at 2.5% instead of 5% while the loan is outstanding.

All loan repayments will be applied to your GWBL variable investment options first until the amount that was borrowed is repaid. Loan repayments to the non-GWBL account value will be applied to the guaranteed interest option. If your loan is funded by GWBL account value or a combination of both non-GWBL account value and GWBL account value, the entire loan must be repaid or defaulted before you can begin taking guaranteed annual withdrawals under your GWBL. If your loan is funded only with non-GWBL account value, the loan does not have to be repaid in order to receive guaranteed annual withdrawals.

If a loan that was funded wholly or in part with your GWBL account value is defaulted, GWBL withdrawals from your GWBL account value may begin. However, they may be considered GWBL Excess withdrawals (See "Effect of GWBL Excess withdrawals" in "Contract features and benefits" earlier in this prospectus.). This may also result in adverse tax consequences.

If GWBL withdrawals have begun and you had previously defaulted on a loan and would like to repay the loan, we will permit you to do so. Your loan repayments will be allocated to the GWBL account value first until the amount borrowed from the GWBL account value is repaid.


TERMINATION

We may terminate your contract and pay you the account value if:

(1) your account value is less than $500 and you have not made contributions to your contract for a period of three years; or

(2) you request a partial withdrawal that reduces your account value to an amount less than $500; or

(3) you have not made any contributions within 120 days from your contract date.

We will deduct the amount of any outstanding loan balance (including any unpaid interest) and any withdrawal charge that applies to the loan balance from the account value when we terminate your contract.


                                                        Accessing your money  35

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity payout option, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon contract termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)  the New York Stock Exchange is closed or restricts trading,
(2) the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of a variable investment option's assets is not reasonably practicable, or
(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your values in the guaranteed interest option (other than for death benefits) for up to six months while you are living.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.


YOUR ANNUITY PAYOUT OPTIONS

EQUI-VEST(R) offers you several choices of annuity payout options. Some enable you to receive fixed annuity payments and others enable you to receive variable annuity payments.
You can choose from among the different forms of annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the annuitant's age at contract issue. If you elect the Guaranteed withdrawal benefit for life and choose to annuitize your contract, the Guaranteed withdrawal benefit for life will terminate without value even if your GWBL income base is greater than zero. Payments you receive under the annuity payout option you select may be less than you would have received under the Guaranteed withdrawal benefit for life. See "Guaranteed withdrawal benefit for life
(GWBL)" in "Contract features and benefits" earlier in this prospectus for further information.


ANNUITY PAYOUT OPTIONS
--------------------------------------------------------------------------------
Fixed annuity payout options       o Life annuity

                                   o Life annuity with period certain

                                   o Life annuity with refund certain

                                   o Period certain annuity
--------------------------------------------------------------------------------
Variable Immediate Annuity payout  o Life annuity (not available in New York)
   payout options (as described
   in a separate prospectus for    o Life annuity with period certain
   this option)
--------------------------------------------------------------------------------

o Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy or the joint life expectancy of the annuitant and the joint annuitant.

o Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. The guarantee period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. Currently, this payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life and, after the annuitant's death, payments continue to the survivor. Generally, unless the annuitant elects otherwise with the written consent of the spouse, this will be the form of annuity payment provided for married annuitants under qualified plans and certain TSAs. We may offer other payout options not outlined here. Your financial professional can provide details.


FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable income annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.


36  Accessing your money

We may offer other payout options not outlined here. Your financial professional can provide details.


SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. Unless you choose a different payout option, we will pay annuity payments under a life annuity with a period certain of 10 years. You choose whether these payments will be either fixed or variable. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments are to begin, but generally it may not be earlier than thirteen months from the EQUI-VEST(R) contract date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month or later than your contract's maturity date. Your contract's maturity date is the date by which you must either take a lump sum withdrawal or select an annuity payout option. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. Please see Appendix II later in this prospectus for state variations.

Before your annuity payments are to begin, we will notify you by letter that the annuity payout options are available. Once you have selected a payout option and payments have begun, no change can be made, other than transfers among the variable investment options if a variable annuity is selected.

We currently offer different payment frequencies on certain annuity payout options. In general, the total annual payout will be lower for more frequent payouts such (as monthly) because of the increased administrative expenses associated with more frequent payouts. Also, in general, the longer the period over which we expect to make payment, the lower will be your payment each year.


The amount of the annuity payments will depend on:

(1)  the amount applied to purchase the annuity;

(2)  the type of annuity chosen, and whether it is fixed or variable;

(3) in the case of a life annuity, the annuitant's age (or the annuitant's and joint annuitant's ages); and

(4)  in certain instances, the sex of the annuitant(s).

In no event will you ever receive payments under a fixed option or an initial payment under a variable option of less than the minimum amounts guaranteed by the contract.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.


CONTRACTS WITH GWBL

If you activated the Guaranteed withdrawal benefit for life, on the contract's maturity date, you may elect:

o an annuity payout option we are then offering (for both or either your GWBL account value and your non-GWBL account value);

o a lump sum distribution of your account value (for both or either your GWBL account value and your non-GWBL account value); or

o  the GWBL maturity date annuity benefit (for your GWBL account value only).

The GWBL maturity date annuity benefit compares: (i) your Guaranteed annual withdrawal amount under the GWBL benefit and the amount you would receive by applying your GWBL account value on the contract's maturity date to (ii) the guaranteed annuity rates for a life annuity with no period certain. The GWBL maturity date benefit provides periodic payments of the higher resulting amount. This amount is fixed and does not change after annuity payments begin. Please note that if you elect the GWBL maturity date annuity benefit for your GWBL account value and you do not elect either a lump sum distribution or an annuity payout option for your non-GWBL account value remaining at the maturity date, we will apply your non-GWBL account value to the annuity payout option described above.

Please see Appendix II later in this prospectus for state variations.

                                                        Accessing your money  37

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o  A mortality and expense risks charge

o  A charge for other expenses

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On the last day of the contract year an annual administrative charge, if applicable

o  Charge for third-party transfer or exchange

o At the time you make certain withdrawals or surrender your contract, or your contract is terminated -- a withdrawal charge

o On each contract date anniversary -- a charge for the optional Guaranteed withdrawal benefit for life, if available

o  A plan operating expense charge, if applicable under your Plan

o  A net loan interest charge

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply

More information about these charges appears below.

We will not increase these charges for the life of your contract, except as noted below. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" below.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.


CHARGES UNDER THE CONTRACTS


SEPARATE ACCOUNT ANNUAL EXPENSES
--------------------------------

MORTALITY AND EXPENSE RISKS CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the death benefit. The daily charge is currently equivalent to an annual rate of 0.85% the net assets in each variable investment options.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity benefits than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. We may change the actuarial basis for our guaranteed annuity payment tables, but only for new contributions and only at five year intervals from the contract date. Lastly, we assume a mortality risk to the extent that at the time of death, the guaranteed death benefit exceeds the cash value of the contract.

The expense risk we assume is the risk that our expenses in providing the benefits and administering the contracts will be greater than we expect.

To the extent that the mortality and expense risk charges are not needed to cover the actual expenses incurred, they may be considered an indirect reimbursement for certain sales and promotional expenses relating to the contracts.

CHARGE FOR OTHER EXPENSES

We deduct this daily charge from the net assets in each variable investment option. This charge, together with the annual administrative charge described below, is for providing administrative and financial accounting services under the contracts. The daily charge is equivalent to an annual rate of 0.25% the net assets in each variable investment option.

ANNUAL ADMINISTRATIVE CHARGE

We deduct an administrative charge of $30 from your account value on the last business day of each contract year. The charge is deducted pro rata from the variable investment options (including the GWBL variable investment options, if applicable) and the guaranteed interest option. If those amounts are insufficient, we will make up the required amounts from the account for special dollar cost averaging. Also, we will deduct a pro rata portion of the charge if you surrender your contract, elect an annuity payout option, or you die during the contract year. We may increase this charge if our administrative costs rise, but the charge will never exceed $65 annually. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. See Appendix II for any state variations.

We currently waive the annual administrative charge that would otherwise be deducted in the next contract year under any individually owned EQUI-VEST(R) contract/certificate having an account value that, when combined with the account value of other EQUI-VEST(R) contracts/certificates owned by the same person, exceeds $100,000 in the aggregate (as determined in January of each year). This does not apply to EQUI-VEST(R) contracts/certificates owned by different members of the same household. We may change or discontinue this practice at any time without prior notice.

CHARGE FOR THIRD-PARTY TRANSFER OR EXCHANGE

We may deduct a charge for third party transfers. A third-party transfer is where you ask us to directly transfer or roll over funds from your


38  Charges and expenses
contract to a permissible funding vehicle offered by another provider. The charge is currently $25 ($65 maximum) per occurrence per participant. Transfers are subject to any required employer approval.


WITHDRAWAL CHARGE

A withdrawal charge may apply in three circumstances: (1) you make one or more withdrawals during a contract year; or (2) you surrender your contract; or (3) we terminate your contract. The amount of the charge will depend on whether the free withdrawal amount applies and the availability of one or more exceptions.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the amount of the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to a withdrawal charge. We deduct the withdrawal amount and the withdrawal charge pro rata from the variable investment options and the guaranteed interest option. If those amounts are insufficient, we will make up the required amounts from the account for special dollar cost averaging.

The amount of the withdrawal charge we deduct is equal to 5% of any contribution withdrawn attributable to contributions made during the current and five prior contract years measured from the date of the withdrawal.

In the case of surrenders, we will pay you the greater of the following up to a maximum of the account value:

o the account value after any withdrawal charge has been imposed (cash value), or

o the 10% free withdrawal amount plus the contributions made before the current and five prior participation years that have not been previously withdrawn, plus 95% of (a) the remaining account value, minus (b) any administrative fees.

For purposes of calculating the withdrawal charge, amounts withdrawn up to the free withdrawal amount are not considered a withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge.

The withdrawal charge does not apply in the circumstances described below.

10% FREE WITHDRAWAL AMOUNT. No withdrawal charge will be applied during any contract year in which the amount withdrawn is less than or equal to 10% of the account value at the time the withdrawal is requested, minus any amount previously withdrawn during that contract year. This 10% portion is called the free withdrawal amount.


FREE WITHDRAWAL AMOUNT FOR CONTRACTS WITH GWBL

If you have the Guaranteed withdrawal benefit for life, we will waive any withdrawal charge for any GWBL withdrawals during the contract year up to the greater of (a) the 10% free withdrawal amount, and (b) the Guaranteed annual withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a withdrawal charge does not apply to a GWBL withdrawal that exceeds the Guaranteed annual withdrawal amount as long as it does not exceed the free withdrawal amount.

DEATH OR PURCHASE OF ANNUITY. The withdrawal charge does not apply if:

o  the annuitant dies and a death benefit is payable to the beneficiary.

o we receive a properly completed election form providing for the account value to be used to buy a life contingent annuity payout option or a non-life annuity with a period certain for a term of at least ten years.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

(i) you have qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii) we receive proof satisfactory to us (including certification by a licensed physician) that your life expectancy is six months or less; or

(iii) you have been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, U.S. Virgin Islands, or Guam) and meets all of the following:
      - its main function is to provide skilled, intermediate, or custodial nursing care;
      - it provides continuous room and board to three or more persons;
      - it is supervised by a registered nurse or licensed practical nurse;
      - it keeps daily medical records of each patient;
      - it controls and records all medications dispensed; and
      - its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, with respect to a contribution if the condition as described in (i), (ii) or (iii) above existed at the time the contribution was remitted or if the condition began within the 12 month period following remittance.

Some states may not permit us to waive the withdrawal charge in the above circumstances or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

The withdrawal charge also does not apply in the circumstances described below.


No withdrawal charge applies under the contract:

o  after five contract years and you are at least age 59-1/2; or

                                                        Charges and expenses  39

o after five contract years and you are at least age 55 and separated from service; or

o the withdrawal is made through our RMD automatic withdrawal option to satisfy required minimum distributions; or

o the withdrawal qualifies as a hardship (or for EDC contracts, an unforeseen emergency); or

o you request a refund of an excess contribution within one month of the date on which the contribution is made; or

o after five contract years you are at least age 55 and the amount withdrawn is used to purchase from us a period certain annuity that extends beyond the annuitant's age 59-1/2 and allows no prepayment; or

o after three contract years the amount withdrawn is used to purchase from us a period certain annuity for a term of at least 10 years, and allows no prepayment; or

o the amount withdrawn is applied to the election of a life contingent annuity payout option; or

o the amount withdrawn is applied to the election of a period certain annuity of at least 15 years, but not in excess of the annuitant's life expectancy, that allows no prepayment.

The tax consequences of withdrawals are discussed under "Tax information."


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT CHARGE

If you activate the Guaranteed withdrawal benefit for life feature by allocating funds to the GWBL variable investment options, we deduct a charge annually as a percentage of your GWBL income base on each contract date anniversary. For the purposes of calculating the charge, your GWBL income base we use is the higher of your Annual ratchet income base and 5% Roll-up income base. The charge is the same whether you elect Single or Joint life payments. The percentage applied is based on your attained age as follows:

-------------------------------------------
    Age             GWBL Charge
-------------------------------------------
  20 - 39             0.15%
-------------------------------------------
  30 - 39             0.35%
-------------------------------------------
  40 - 54             0.55%
-------------------------------------------
    55+               0.75%
-------------------------------------------

We will deduct this charge from your value in the GWBL variable investment options on a pro rata basis. Please note that the full GWBL charge is deducted on each contract date anniversary. It is not prorated to account for a portion of a year. However, if the contract is surrendered or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

NET LOAN INTEREST CHARGE. We charge interest on loans but also credit you interest on your loan reserve account. Our net loan interest charge is determined by the excess between the interest rate we charge over the interest rate we credit. In no event will the net loan interest charge exceed 2.00%. See "Loans" earlier in this prospectus for more information on how the loan interest is calculated and for restrictions that may apply.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 1%.


PLAN OPERATING EXPENSE CHARGE

Depending on your Employer's plan, we may be instructed to deduct a plan operating expense charge from your account value on behalf of an unaffiliated third party for administrative and record-keeping services under the contract. The Fee is determined through an arrangement between your Employer and the third party administrator.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTION ADMINISTRATIVE FEE

We deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity payout option. This option may not be available at the time you elect to begin receiving annuity payouts or it may have a different charge.


CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o  Management fees ranging from 0.05% to 1.20%.

o  12b-1 fees of 0.25% for Class IB/B shares.

o Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

o  Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain portfolios available under the contract in turn invest in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.


VARIATIONS IN CHARGES

For certain groups offered the EQUI-VEST(R) contract, we may reduce the withdrawal charges and/or separate account charges. We may also reduce or waive the annual administrative charge. We may make other changes to the contract, including a change in the minimum death benefit or the minimum initial contribution requirements; and/or permitting additional circumstances under which the withdrawal charge is waived.

Our costs for sales, administration and mortality may vary based on a number of factors, including the size and type of group or sponsoring


40  Charges and expenses
organization; the level of services provided by us or your financial professional; if AXA Equitable will be the sole contract provider; and the compensation we expect to pay the financial professional in connection with the sale of the contract(s). We take all these factors into account when reducing charges.

In order for a group to be considered for reduced charges, it generally must meet certain requirements relative to existing and projected plan assets. We determine the applicable charge reductions and benefit adjustments according to our procedures in effect at the time we approve a group. We may change our pricing procedures from time to time or the required level of assets a group must have to be eligible for reduced charges.

From time to time, an employer group has an existing arrangement with us, under which plan participants have individual contracts, and subsequently the employer purchases a group contract from us for new contributions and new participants only. Under these circumstances, we may make charge reductions or benefit adjustments under the existing individual contracts in order to reflect the same features, benefits and reduced costs as the group contract. We may also make charge reductions or benefit adjustments under existing individual contracts when an employer qualifies for a group contract but is unable to hold a group contract. Our pricing procedures for new groups may vary from the procedures we use for existing groups.

For both new and established groups or sponsored arrangements that have formally requested a contract proposal from us, our prices may be negotiable. Price variations may impact the financial professional's compensation. An employer or plan administrator should ask about possible fee reductions or contract adjustments based on its situation. It would be in your best interest for your employer to formally request a contract proposal from us.

Any variation in charges, pricing or benefits will reflect differences in our costs of selling the contracts and/or the contract services we or your financial professional provide and will not be unfairly discriminatory.

Groups may be governed by federal income tax rules, ERISA or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


                                                        Charges and expenses  41

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective on the date the written request for the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request. Generally, the owner must be the beneficiary under tax exempt employer EDC plan contracts.


DEATH BENEFIT

Your contract provides a death benefit. The death benefit is equal to the greater of (i) your account value, less any outstanding loan balance plus accrued interest as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect payment or
(ii) the "minimum death benefit." The minimum death benefit is equal to your total contributions, adjusted for withdrawals and any withdrawal charges and any taxes that apply, less any outstanding loan balance plus accrued interest.

The death benefit is the same whether or not you have allocated funds to the GWBL variable investment options. If you activated the GWBL feature your account value is your GWBL account value plus your non-GWBL account value.


HOW WITHDRAWALS AFFECT THE MINIMUM DEATH BENEFIT

Each withdrawal you make will reduce the amount of your current minimum death benefit on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current minimum death benefit by that same percentage. For example, if your account value is $30,000, and you withdraw $12,000 you have withdrawn 40% of your account value. If your minimum death benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 x .40) and your new minimum death benefit after the withdrawal would be $24,000 ($40,000-$16,000).


EFFECT OF THE ANNUITANT'S DEATH

If you die before the annuity payments begin, we will pay the death benefit to your beneficiary.

Generally, the death of the annuitant terminates the contract. However, if you are the owner and annuitant and your spouse is the sole primary beneficiary the contract can be continued as follows:


HOW DEATH BENEFIT PAYMENT IS MADE

We will pay the death benefit to the beneficiary in the form of the annuity payout option you have chosen. If you have not chosen an annuity payout option as of the time of the annuitant's death, the beneficiary will receive the death benefit in a single sum. However, subject to any exceptions in the contract, our rules and applicable federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuity payout options we offer at the time. See "Your annuity payout options" under "Accessing your money" earlier in this prospectus. Please note that if you are both the contract owner and the annuitant, you may elect only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary.

Single sum payments generally are paid through the AXA Equitable Access Account, an interest bearing account with check writing privileges. The AXA Equitable Access Account is part of AXA Equitable's general account. Beneficiaries have immediate access to the proceeds by writing a check on the account. We pay interest from the date the single sum is deposited into the Access Account until the account is closed.


BENEFICIARY CONTINUATION OPTION

Upon your death, your beneficiary may generally elect to keep the contract in your name and receive distributions under the contract instead of receiving the death benefit in a single sum. This feature must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value. The increase in account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. If you die before your Required Beginning Date for required minimum distributions as discussed in "Tax information" later in this prospectus, the beneficiary may choose the "5-year rule" instead of annual payments over life expectancy. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option:

o  The contract continues with your name on it the benefit of your beneficiary.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.


42  Payment of death benefit

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options, but no additional contributions will be permitted.

o  Loans will no longer be available.

o Any death benefit provision (including the minimum death benefit provision) will no longer be in effect.

o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges will apply.

o  Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum.

The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

The beneficiary continuation option may not be available in your state. Check with your financial professional or our processing office regarding availability in your state.


BENEFICIARY CONTINUATION OPTION WITH THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE


GWBL ON A SINGLE LIFE BASIS. If you elected to take guaranteed withdrawal payments on a Single life basis, we will pay the death benefit to your beneficiary upon your death. Your spousal beneficiary may also elect to continue the contract under the beneficiary continuation option, described above.

GWBL ON A JOINT LIFE BASIS. If you elected to take guaranteed withdrawal payments on a Joint life basis, in order for your spousal beneficiary of a TSA contract to continue the contract after your death, [GWBL BCO] will apply. Upon your death, your beneficiary may elect to receive payments subject to the conditions listed below.

In general, tax-sheltered annuity contracts must be part of a plan in order to maintain status as TSA status. If your plan decides this contract can no longer be part of their plan, we will establish a [GWBL BCO] Non-Transferable Annuity for your beneficiary.

If required minimum distribution payments have already begun at the time we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms, your surviving spouse may continue the contract under [GWBL BCO]. If required minimum distribution payments have not begun, your surviving spouse can continue the contract under [GWBL BCO] and (1) choose the 5-year rule withdrawal option, or (2) continue the contract and receive BCO payments.

Under the [GWBL BCO]:

o The contract continues with your name on it for the benefit of your beneficiary.

o The account value will be increased to equal the death benefit if the death benefit is higher than the account value. If the account value is increased, the money will be allocated pro rata among the investment options including the GWBL variable investment options. If applicable, the GWBL income base will ratchet to the account value on the next contract anniversary.

o The charge for the Guaranteed withdrawal benefit for life will continue to apply. Withdrawal charges will no longer apply.

o Payments will be equal to the greater of the Guaranteed annual withdrawal amount and the beneficiary continuation option payment.

o If you were enrolled in either the Maximum Payment Plan or the Customized Payment Plan (both described earlier in this prospectus in "Accessing your money" under "Withdrawing your account value", enrollment in a Plan will continue unless your beneficiary submits a request to change the Plan or to take ad hoc withdrawals.

o If your spousal beneficiary receives payments under the Maximum payment plan, we will make an extra payment (if necessary) in December that will equal the RMD amount less 'payments' made through November 30th and any scheduled December payment. If the extra payment is made the funds will be taken from the non-GWBL account value first. If there are insufficient funds in the non-GWBL account value then the funds will be taken from the GWBL account value.

o If your beneficiary takes partial withdrawals from the GWBL account value in addition to the RMD and Maximum payment plan payments, those partial withdrawals will be treated as GWBL Excess Withdrawals and the Maximum payment plan terminates for that contract year. Your beneficiary may immediately sign up for a new program; however, the new payments will not begin until after the next contract anniversary.

o If your beneficiary receives payments under the Customized Payment Plan, we will make an extra payment (if necessary) in December that will equal the RMD amount less 'payments' made through November 30th and any scheduled December payment. If the extra payment is made, it will be taken from the non-GWBL account value first. If there are insufficient values in the non-GWBL account value, any necessary amounts will be taken from the GWBL account value. The scheduled payments will continue in the same amount and the combined Customized payment plan payments and the RMD payment will not be treated as GWBL Excess withdrawals.

o If your beneficiary takes any partial withdrawals from the GWBL account value in addition to the RMD and Customized payment plan payments, the Customized payment plan terminates for that contract year. The partial withdrawals may be treated as GWBL


                                                    Payment of death benefit  43

   Excess Withdrawals if they exceed the Guaranteed Annual Withdrawal Amount. Your beneficiary may immediately sign up for a new program; however, the new payments will not begin until after the next contract anniversary. We will require beneficiaries to use our form for this purpose.

o If both you and your beneficiary do not elect an automated payment plan and your beneficiary takes guaranteed annual withdrawal amounts from the GWBL account value on an ad hoc basis, we will make a payment (if necessary) in December that will equal the RMD amount less any withdrawals made through November 30th. The December automatic payment will not be treated as a GWBL Excess Withdrawal. However, any future withdrawals from the GWBL account value in the same contract year may be treated as GWBL Excess withdrawals. If your beneficiary satisfies the RMD amount through ad hoc withdrawals from the GWBL account value prior to the December payment, the waiver will not apply to any withdrawal from the GWBL account value that exceeds the guaranteed annual withdrawal amount.

o Upon the death of the spousal beneficiary, the GWBL and BCO payment comparison stops. The named beneficiary can elect to continue to receive the BCO payments or receive any remaining account value in a lump sum.


44  Payment of death benefit

7.  Tax information

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TAX INFORMATION AND ERISA MATTERS


OVERVIEW

This section of the prospectus discusses the current federal income tax rules that generally apply to annuity contracts which may be used to fund certain employer-sponsored retirement plans.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for
Section 403(b) plans: a 403(b) TSA annuity contract such as an EQUI-VEST(R) TSA or a 403(b)(7) custodial account. An EDC plan may be funded by specified annuity contracts, custodial accounts or trustee arrangements. Annuity contracts can also be purchased in connection with employer plans qualified under Section 401 of the Code ("qualified plans"). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as EQUI-VEST(R)'s guaranteed minimum death benefit, selection of variable investment options, provision of a guaranteed interest option and fixed maturity options and choices of payout options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other such arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the portfolios.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from individual retirement annuity contracts and annuity contracts funding 401(a) qualified plans, 403(b) plans and 457(b) plans. For this purpose, additional annuity contract benefits may include enhanced death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract.


SPECIAL RULES FOR TAX-FAVORED RETIREMENT PROGRAMS

Employer-sponsored retirement plans can use annuity contracts to fund the plan unless the plan specifically prohibits annuity contracts as a funding vehicle.

Federal income tax rules prescribe how a retirement plan qualifies for tax-favored status and set requirements for plan features, including:

o  participation and coverage;

o  nondiscrimination;

o  vesting and funding;

o  limits on contributions, distributions, and benefits;

o  withholding;

o  reporting and disclosure; and

o  penalties.

--------------------------------------------------------------------------------
State income tax rules covering contributions to and distributions from employer-sponsored retirement programs may differ from federal income tax rules. It is the responsibility of the employer, plan trustee and plan administrator to satisfy federal income tax, state income tax and other state rules and ERISA rules.
--------------------------------------------------------------------------------

ADDITIONAL "SAVER'S CREDIT" FOR SALARY REDUCTION CONTRIBUTIONS TO A 403(B) OR GOVERNMENTAL EMPLOYER EDC PLAN

You may be eligible for a nonrefundable income tax credit for salary reduction contributions you make to a 401(k) plan, 403(b) plan, governmental employer 457(b) EDC plan, SIMPLE IRA, or SARSEP IRA, as well as contributions you make to a traditional IRA or Roth IRA. If you qualify, you may take this credit even though your salary reduction contribution is already excluded from tax or your traditional IRA contribution is already fully or partially deductible. To take advantage of this "saver's credit" you must be age 18 or over before the end of the taxable year for which the contribution is made. You cannot be a full-time student or claimed as a dependent on another's tax return, and your adjusted gross income cannot exceed $50,000 ($53,000, after cost of living adjustment for 2008.) The amount of the tax credit you can get varies from 10% of your contribution to 50% of your contribution, and depends on your income tax filing status and your adjusted


                                                             Tax information  45
gross income. The maximum annual contribution eligible for the saver's credit is $2,000. If you and your spouse file a joint return, and each of you qualifies, each is eligible for a maximum annual contribution of $2,000. Your saver's credit may also be reduced if you take or have taken a taxable distribution from any plan eligible for a saver's credit contribution -- even if you make a contribution to one plan and take the distribution from another plan -- during the "testing period." The "testing period" begins two years before the year for which you make the contribution and ends when your tax return is due for the year for which you make the contribution, including extensions.


TAX-SHELTERED ANNUITY ARRANGEMENTS (TSAS)


GENERAL

This section of the Prospectus reflects our current understanding of some of the special federal income tax rules applicable to annuity contracts used to fund employer plans under Section 403(b) of the Internal Revenue Code. We refer to these contracts as "403(b) annuity contracts" or "Tax Sheltered Annuity contracts (TSAs)".

--------------------------------------------------------------------------------
The disclosure generally assumes that the TSA has 403(b) contract status or qualifies as a 403(b) contract. Due to Internal Revenue Service and Treasury regulatory changes in 2007 which become fully effective on January 1, 2009, contracts issued prior to September 25, 2007 which qualified as 403(b)
contracts under the rules at the time of issue may lose their status as 403(b) contracts or have the availability of transactions under the contract restricted as of January 1, 2009 unless the individual's employer or the individual takes certain actions. Please consult your tax adviser regarding the effect of these rules (which may vary depending on the owner's employment status, plan participation status, and when and how the contract was acquired) on your personal situation.
--------------------------------------------------------------------------------

FINAL REGULATIONS UNDER SECTION 403(B)


The IRS and the Treasury Department published final Treasury Regulations under
Section 403(b) of the Code (2007 Regulations). As a result, there are significant revisions to the establishment and operation of plans and arrangements under Section 403(b) of the Code, and the contracts issued to fund such plans. These rules become fully effective on January 1, 2009, but various transition rules apply beginning in 2007. There are a number of uncertainties regarding the application of these rules. The 2007 Regulations raise a number of questions as to the effect of the 2007 Regulations on 403(b) TSA contracts issued prior to the effective date of the 2007 Regulations. The IRS has issued guidance intended to clarify some of these questions, and may issue further guidance in future years.

EMPLOYER PLAN REQUIREMENT. The thrust of the 2007 Regulations is to require a written plan document for Section 403(b) plans. As of January 1, 2009, employers sponsoring 403(b) plans must have a written plan designating administrative responsibilities for various functions under the plan, and the plan in operation must conform to the plan terms. As part of this process, the sponsoring employer must also designate the insurance companies or mutual fund companies to which it will make contributions to purchase 403(b) annuity contracts or 403(b)(7) custodial accounts under its 403(b) plan. These companies are typically referred to as "approved providers" or "approved vendors" under the employer's 403(b) plan, although such terms are not used in the 2007 Regulations.

If AXA Equitable is not an approved provider under an employer's 403(b) plan, active participants in that employer's plan may have to transfer funds from their EQUI-VEST(R) TSA contracts to another 403(b) plan funding vehicle in a contract exchange under the same plan in order to retain 403(b) status for those funds.

GENERAL; SPECIAL EMPLOYER RULES

An employer eligible to maintain a 403(b) plan for its employees may make contributions to purchase a 403(b) funding vehicle for the benefit of the employee. These contributions, if properly made, will not be currently taxable compensation to the employee. Moreover, the employee will not be taxed on the earnings in the 403(b) funding vehicle until he/she takes distributions.

Generally, there are two types of funding vehicles available to fund 403(b) plans: an annuity contract under Section 403(b)(1) of the Internal Revenue Code or a custodial account that invests only in mutual funds and which is treated as an annuity contract under section 403(b)(7) of the Code. Both types of 403(b) arrangements qualify for tax deferral.

Two different types of employers are eligible to maintain 403(b) plans: public schools and specified tax-exempt organizations under Section 501(c)(3) of the Code.

CONTRIBUTIONS TO TSAS

There are three ways you can make contributions to this EQUI-VEST(R) TSA contract:

o  annual contributions made through the employer's payroll; or

o with employer or plan approval, a rollover from another eligible retirement plan; or

o with employer or plan approval, a plan-to-plan direct transfer of assets or a contract exchange under the same 403(b) plan.

ANNUAL CONTRIBUTIONS MADE THROUGH THE EMPLOYER'S PAYROLL. Annual contributions to 403(b) TSA contracts made through the employer's payroll are limited. (Tax-free plan-to-plan direct transfer contributions from another 403(b) plan, contract exchanges under the same plan, and rollover contributions from another eligible retirement plan are not subject to these annual contribution limits.) Commonly, some or all of the contributions made to a TSA are made under a salary reduction agreement between the employee and the employer. These contributions are called "salary reduction contributions" or "elective deferral contributions" and are generally made on a pre-tax basis. However, a TSA can also be wholly or partially funded through non-elective pre-tax employer contributions or contributions treated as after-tax employee contributions. If the employer's plan permits, and as reported to us by the employer, an employee may designate some or all of salary reduction contributions as "designated Roth contributions" under Section 402A of the Code which are made on an after-tax basis.

The permissible annual contributions to the participant's TSA is calculated the same way as contributions to a 401(k) plan:


46  Tax information

o The annual limit on employer and employee contributions to defined contribution plans for 2008 is the lesser of $46,000 (after adjustment for cost of living changes) or 100% of compensation,

o The annual limit on all salary reduction or elective deferral contributions under all employer plans you participate in is generally limited to $15,500 for 2008 (after adjustment for cost of living changes).

These limits may be further adjusted for cost of living changes in future years.

Special provisions may allow certain participants with at least 15 years of service to make "catch-up" contributions to compensate for smaller contributions made in previous years. In addition, if the plan permits, an individual who is at least age 50 at any time during 2008 can make up to $5,000 additional salary reduction contributions for 2008.

If contributions to a 403(b) TSA contract exceed the applicable limit in any year, the excess will be taxable to the employee as ordinary income. In certain situations, we may distribute excess contributions to avoid tax penalties.

Any excess deferral contributions which are not withdrawn by April 15th after the year of the deferral may cause the contract to fail 403(b) rules.

ROLLOVER CONTRIBUTIONS. After a TSA contract has been established with 403(b) plan source funds, federal tax law permits rollover contributions to be made to a TSA contract from these sources: qualified plans, governmental employer 457(b) plans and traditional IRAs, as well as other 403(b) plan funding vehicles. The recipient 403(b) plan must allow such contributions to be made.

Generally, funds may be rolled over when a plan participant has a distributable event from an eligible retirement plan as a result of:

o termination of employment with the employer who provided the funds for the plan; or

o  reaching age 59-1/2 even if still employed; or

o  disability (special federal income tax definition).

If the source of the rollover contribution is pre-tax funds from a traditional IRA, no specific event is required.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax-qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan and subsequently take a premature distribution. Further, in light of the restrictions on the ability to take distributions or loans from a 403(b) contract without plan or employer approval under the 2007 Regulations, a plan participant should consider carefully whether to roll an eligible rollover distribution (which is no longer subject to distribution restrictions) to a 403(b) plan funding vehicle, or to traditional IRA instead.

If the recipient plan separately accounts for funds rolled over from another eligible retirement plan, the IRS has ruled that an exception is available in certain situations to withdrawal restrictions that would otherwise apply to the rollover contribution funds in the recipient plan.


ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM CERTAIN ELIGIBLE RETIREMENT PLANS.

NON-ROTH AFTER-TAX CONTRIBUTIONS. Any non-Roth after-tax contributions you have made to a qualified plan or TSA (but not a governmental employer 457(b) EDC plan) may be directly rolled over to another qualified plan or TSA which agrees to do required separate accounting. This can only be done in a direct rollover, not a rollover you do yourself. Non-Roth after-tax contributions in a traditional IRA cannot be rolled over from the traditional IRA into a qualified plan or TSA.

DESIGNATED ROTH CONTRIBUTIONS. If the after-tax contributions are in a "designated Roth account" under a 403(b) plan or a 401(k) plan which permits designated Roth elective deferral contributions to be made, they can be rolled into another "designated Roth account" under another 403(b) plan or a 401(k) plan. They cannot be rolled over to a non-Roth after-tax contribution account. You may not roll over Roth IRA funds into a designated Roth account under a 403(b) plan or a 401(k) plan.

We are not currently accepting rollovers of designated Roth account funds from another 403(b) plan into an EQUI-VEST(R) TSA contract.

LIMITATIONS ON INDIVIDUAL INITIATED DIRECT TRANSFERS. The 2007 Regulations revoke Revenue Ruling 90-24 (Rev. Rul. 90-24), effective January 1, 2009. Prior to the 2007 Regulations, Rev. Rul. 90-24 had permitted individual-initiated, tax-free direct transfers of funds from one 403(b) contract to another, without reportable taxable income to the individual. Under transitional rules in the 2007 Regulations and other IRS published guidance, direct transfers made after September 24, 2007 may still be permitted with plan or employer approval as described below.

DIRECT TRANSFER CONTRIBUTIONS. A tax-free direct transfer occurs when changing the 403(b) plan funding vehicle, even if there is no distributable event. Under a direct transfer a plan participant does not receive a distribution.

The 2007 Regulations provide for two types of direct transfers between 403(b) funding vehicles: "plan-to-plan transfers" and "contract exchanges within the same 403(b) plan". 403(b) plans do not have to offer these options. A "plan-to-plan transfer" must meet the following conditions: (i) both the source 403(b) plan and the recipient 403(b) plan permit plan-to-plan transfers; (ii) the transfer from one 403(b) plan to another 403(b) plan is made for a participant (or beneficiary of a deceased participant) who is an employee or former employee of the employer sponsoring the recipient 403(b) plan; (iii) immediately after the transfer the accumulated benefit of the participant (or beneficiary) whose assets are being transferred is at least equal to the participant's (or beneficiary's) accumulated benefit immediately before the transfer; (iv) the recipient 403(b) plan imposes distribution restrictions on transferred amounts at least as stringent as those imposed under the source 403(b) plan; and (v) if the plan-to-plan transfer is not a complete transfer of the participant's (or beneficiary's) interest in the source 403(b) plan, the recipient 403(b) plan treats the amount transferred as a continuation of a pro rata por-


plan transfer is not a complete transfer of the participant's (or beneficiary's) interest in the source 403(b) plan, the recipient 403(b) plan treats the amount transferred as a continuation of a pro rata por-

                                                            Tax information  47
tion of the participant's (or beneficiary's) interest in the source 403(b) plan (for example with respect to the participant's interest in any after-tax employee contributions).

A "contract exchange within the same 403(b) plan" must meet the following conditions: (i) the 403(b) plan under which the contract is issued must permit contract exchanges; (ii) immediately after the exchange the accumulated benefit of the participant (or beneficiary of a deceased participant) is at least equal to the participant's (or beneficiary's) accumulated benefit immediately before the exchange (taking into account the accumulated benefit of that participant (or beneficiary) under both section 403(b) contracts immediately before the exchange); (iii) the contract issued in the exchange is subject to distribution restrictions with respect to the participant that are not less stringent than those imposed on the contract being exchanged; and (iv) the employer sponsoring the 403(b) plan and the issuer of the contract issued in the exchange agree to provide each other with specified information from time to time in the future ("an information sharing agreement"). The shared information is designed to preserve the requirements of Section 403(b), primarily to comply with loan requirements, hardship withdrawal rules, and distribution restrictions.

We currently do not offer a 403(b) contract for a beneficiary of a deceased participant as described above.

TSA contracts issued by AXA Equitable pursuant to a Rev. Rul. 90-24 direct transfer where applications and all transfer paperwork were received by our processing office in good order prior to September 25, 2007 are "grandfathered" as to 403(b) status. However, future transactions such as loans and distributions under such "grandfathered" contracts may result in adverse tax consequences to the owner unless the contracts are or become part of the employer's 403(b) plan, or the employer enters into an information sharing agreement with us.

We currently do not accept direct transfers of designated Roth account funds from another 403(b) plan.

SPECIAL RULE FOR ROLLOVER OR DIRECT TRANSFER CONTRIBUTIONS AFTER AGE
70-1/2. The amount of any rollover or direct transfer contributions made to a 403(b) annuity contract must be net of the required minimum distribution for the tax year in which the contract is issued if the owner is at least age 70-1/2 in the calendar year the contribution is made, and has retired from service with the employer who sponsored the plan or provided the funds to purchase the 403(b) annuity contract which is the source of the contribution.


DISTRIBUTIONS FROM TSAS


GENERAL

Generally, after the 2007 Regulations, employer or plan administrator consent is required for loan, withdrawal or distribution transactions under a 403(b) annuity contract. Processing of a requested transaction will not be completed pending receipt of information required to process the transaction under an information sharing agreement between AXA Equitable and the employer sponsoring the plan. Similar rules apply to loan and withdrawal requests for qualified plans.

WITHDRAWAL RESTRICTIONS. You generally are not able to withdraw or take payment from your TSA contract unless you reach age 59-1/2, die, become disabled (special federal income tax definition), sever employment with the employer which provided the funds for the TSA contract, or suffer financial hardship (special federal income tax definition.) Hardship withdrawals are limited to the amount of your salary reduction contributions without earnings and must be approved by the employer or the plan.

These restrictions do not apply to your account balance attributable to salary reduction contributions to the TSA contract and earnings on December 31, 1988 or to your account balance attributable to employer contributions. To take advantage of this grandfathering you must properly notify us in writing at our processing office of your December 31, 1988 account balance if you had qualifying amounts directly transferred to your EQUI-VEST(R) TSA contract from another TSA in a Revenue Ruling 90-24 transfer. If any portion of the funds directly transferred to your TSA contract is attributable to amounts that you invested in a 403(b)(7) custodial account, such amounts, including earnings, are subject to withdrawal restrictions.

Withdrawals from TSA contracts with designated Roth contribution funds are subject to these restrictions on distributions from TSA contracts.

If the recipient plan separately accounts for funds rolled over from another eligible retirement plan, the IRS has ruled that an exception is available in certain situations to withdrawal restrictions that would otherwise apply to the rollover contribution funds in the recipient plan.

TAX TREATMENT OF DISTRIBUTIONS FROM TSAS. Amounts held under TSAs are generally not subject to federal income tax until benefits are distributed.

Distributions include withdrawals and annuity payments. Death benefits paid to a beneficiary are also taxable distributions unless an exception applies. (For example, there is a limited exclusion from gross income for distributions used to pay qualified health insurance premiums of an eligible retired public safety officer from eligible governmental employer qualified plans, 403(b) plans and 457(b) plans.) Amounts distributed from qualified plans and TSAs are includable in gross income as ordinary income, not capital gain. Distributions from TSAs may be subject to 20% federal income tax withholding. See "Federal and state income tax withholding and information reporting" below. In addition, TSA distributions may be subject to additional tax penalties.

If you have made after-tax contributions, both non-Roth and designated Roth, you will have a tax basis in your TSA contract, which will be recovered tax-free. Unless we have been provided acceptable documentation for the amounts of any after-tax contributions to your TSA contract, we assume that all amounts distributed from your TSA contract are pre-tax, and we withhold tax and report accordingly.

DESIGNATED ROTH CONTRIBUTION ACCOUNT. Section 402A of the Code provides that a qualified distribution from a designated Roth contribution account is not includible in income. A qualified distribution can only be made on specified events such as attaining age 59-1/2 or death. Also, because there can be no qualified distribution until after the expiration of a 5-year aging period beginning with the date an individual first makes a designated Roth contribution to a designated Roth account under the applicable retirement plan, the earliest a qualified


48  Tax information
distribution from a designated Roth contribution account could be made is 2011. Therefore, earnings attributable to a distribution from a designated Roth account may be includible in income.

DISTRIBUTIONS BEFORE ANNUITY PAYMENTS BEGIN. On a total surrender, the amount received in excess of the investment in the contract is taxable. We will report the total amount of the distribution. The amount of any partial distribution from a TSA prior to the annuity starting date is generally taxable, except to the extent that the distribution is treated as a withdrawal of after-tax contributions. Distributions are normally treated as pro rata withdrawals of after-tax contributions and earnings on those contributions. This treatment is the same for non-qualified distributions from a designated Roth account under a 403(b) plan.

ANNUITY PAYMENTS. If you elect an annuity payout option, the nontaxable portion of each payment is calculated by dividing your investment in the contract by an expected return determined under an IRS table prescribed for qualified annuities. The balance of each payment is fully taxable. The full amount of the payments received after your investment in the contract is recovered is fully taxable. If you (and your beneficiary under a joint and survivor annuity) die before recovering the full investment in the contract, a deduction is allowed on your (or your beneficiary's) final tax return.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH. Death benefit distributions from a TSA generally receive the same tax treatment as distributions during your lifetime. In some instances, distributions from a TSA made to your surviving spouse may be rolled over to a traditional IRA or other eligible retirement plan. A surviving spouse might also be eligible to roll over a death benefit to a Roth IRA in a taxable conversion rollover, beginning in 2008. A non-spousal death beneficiary may be able to directly roll over death benefits to a new traditional inherited IRA under certain circumstances.

LOANS FROM TSAS 457(B) EDC PLANS. The following discussion also applies to loans under governmental employer 457(b) EDC plans. See "Public and tax-exempt organization employee deferred compensation plans (EDC Plans)" later in this prospectus.

If the plan permits, loans are available from a 403(b) contract. Loans are subject to federal income tax limits and may also be subject to the limits of the plan from which the funds came. Federal income tax rule requirements apply even if the plan is not subject to ERISA. Please see Appendix II later in this prospectus for any state rules that may affect loans from a TSA plan.

EFFECT OF 2007 REGULATIONS ON LOANS FROM TSAS. As a result of the 2007 Regulations loans are not available without employer or plan administrator approval. Loan processing may be delayed pending receipt of information required to process the loan under an information sharing agreement. Processing of a loan request will not be completed pending receipt of information required to process the transaction under an information sharing agreement between AXA Equitable and the employer sponsoring the plan.

If loans are available:

Loans are generally not treated as a taxable distribution. If the amount of the loan exceeds permissible limits under federal income tax rules when made, the amount of the excess is treated (solely for tax purposes) as a taxable distribution. Additionally, if the loan is not repaid at least quarterly, amortizing (paying down) interest and principal, the amount not repaid when due will be treated as a taxable distribution. Finally, unpaid loans may become taxable when the individual severs from employment with the employer which provided the funds for the contract. In addition, the 10% early distribution penalty tax may apply.

We report the entire unpaid balance of the loan (including unpaid interest) as includable in income in the year of the default. The amount of the unpaid loan balance is reported to the IRS on Form 1099-R as a distribution.

o The amount of a loan to a participant, when combined with all other loans to the participant from all qualified plans of the employer, cannot exceed the lesser of (1) the greater of $10,000 or 50% of the participant's nonforfeitable accrued benefits and (2) $50,000 reduced by the excess (if any) of the highest outstanding loan balance over the previous twelve months over the outstanding loan balance of plan loans on the date the loan was made. Governmental employer 457(b) EDC plans and 403(b) plans are included in "all qualified plans of the employer" for this purpose. Also, for the purposes of calculating any subsequent loans which may be made under any plan of the same employer, a defaulted loan is treated as still outstanding even after the default is reported to the IRS. The amount treated as outstanding (which limits any subsequent loan) includes interest on the unpaid balance.

o In general, the term of the loan cannot exceed five years unless the loan is used to acquire the participant's primary residence. EQUI-VEST(R) contracts have a term limit of 10 years for loans used to acquire the participant's primary residence.

o All principal and interest must be amortized in substantially level payments over the term of the loan, with payments being made at least quarterly. In very limited circumstances, the repayment obligation may be temporarily suspended during a leave of absence.

TAX-DEFERRED ROLLOVERS AND DIRECT TRANSFERS. If withdrawal restrictions discussed earlier do not apply, you may roll over any "eligible rollover distribution" from a TSA into another eligible retirement plan which agrees to accept the rollover. The rollover may be a direct rollover or a rollover you do yourself within 60 days after you receive the distribution. To the extent rolled over, it remains tax-deferred.

You may roll over a distribution from a 403(b) annuity contract to any of the following: another 403(b) plan funding vehicle, a qualified plan, a governmental employer 457(b) plan or a traditional IRA. A spousal beneficiary may also roll over death benefits as above. A non-spousal death beneficiary may be able to directly roll over death benefits to a new traditional inherited IRA under certain circumstances.

Effective beginning in 2008, distributions from a 403(b) plan can be rolled over to a Roth IRA. Such conversion rollover transactions are taxable. Any taxable portion of the amount rolled over will be taxed at the time of the rollover. Rollovers are subject to the Roth IRA conversion rules, which restrict conversions of traditional IRAs to Roth IRAs to taxpayers with adjusted gross income of no more than $100,000, whether single or married filing jointly.


                                                             Tax information  49

The recipient plan must agree to take the distribution. If you are rolling over from a 403(b) plan to a governmental employer 457(b) EDC plan, the recipient governmental employer 457(b) EDC plan must agree to separately account for the rolled-over funds.

The taxable portion of most distributions will be eligible for rollover. However, federal income tax rules exclude certain distributions from rollover treatment including (1) periodic payments for life or for a period of 10 years or more, (2) hardship withdrawals and (3) any required minimum distributions under federal income tax rules.

NON-ROTH AFTER-TAX CONTRIBUTIONS. Any non-Roth after-tax contributions you have made to a qualified plan or TSA only may be directly rolled over to another qualified plan or TSA which agrees to do required separate accounting. This can only be done in a direct rollover, not a rollover you do yourself. You may roll over any non-Roth after-tax contributions you have made to a qualified plan or TSA to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. Non-Roth after-tax contributions from a qualified plan or TSA which are rolled into a traditional IRA cannot be rolled back into a qualified plan or TSA. After-tax contributions may not be rolled into a governmental employer EDC plan.

ROTH AFTER-TAX CONTRIBUTIONS. Amounts attributable to "designated Roth contributions" under a 403(b) plan may only be rolled over to another designated Roth contribution separate account under another 403(b) plan or a 401(k) plan or to a Roth IRA. They cannot be rolled over to a non-Roth after-tax contribution account under a 403(b) plan or a 401(k) plan. Similar rules apply to rollovers of "designated Roth contributions" under a 401(k) plan.

Before you decide to roll over your payment to another employer plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types of distributions it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover. You should discuss with your tax adviser the rules which may apply to the rolled over funds. For example, distributions from a governmental employer 457(b) EDC plan are generally not subject to the additional 10% federal income tax penalty for pre-age 59-1/2 distributions, which applies to other types of retirement plans. If you roll over funds from an eligible retirement plan which is not a governmental employer 457(b) EDC plan (qualified plan, 403(b) or traditional IRA) into a governmental employer 457(b) EDC plan, and you later take a distribution from the recipient government employer 457(b) EDC plan, those amounts generally remain subject to the penalty.

You should check if the recipient plan separately accounts for funds rolled over from another eligible retirement plan, as the IRS has ruled that an exception is available in certain situations to withdrawal restrictions that would otherwise apply to the rollover contribution funds in the recipient plan.


Direct 403(b) plan-to-plan transfers or contract exchanges under the same 403(b) plan are not distributions.

If there is a mandatory distribution provision in your employer's plan for certain small amounts and you do not designate an eligible retirement plan to receive such a mandatory distribution, Treasury Regulations require a traditional IRA to be established on your behalf.


DISTRIBUTION REQUIREMENTS

TSA and EDC contracts are subject to required minimum distribution rules. See "Required minimum distributions" later in this prospectus.


SPOUSAL CONSENT RULES

If ERISA rules apply to your qualified plan or TSA you will need to get spousal consent for loans, withdrawals or other distributions if you are married when you request a withdrawal type transaction under the TSA contract. In addition, unless you elect otherwise with the written consent of your spouse, the retirement benefits payable under the plan must be paid in the form of a qualified joint and survivor annuity. A qualified joint and survivor annuity is payable for the life of the annuitant with a survivor annuity for the life of the spouse in an amount not less than one-half of the amount payable to the annuitant during his or her lifetime. In addition, if you are married, the beneficiary must be your spouse, unless your spouse consents in writing to the designation of another beneficiary.

If you are married and you die before annuity payments have begun, payments will be made to your surviving spouse in the form of a life annuity unless at the time of your death a contrary election was in effect. However, your surviving spouse may elect, before payments begin, to receive payments in any form permitted under the terms of the employer's plan and the contract.


EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a qualified plan or TSA before you reach age 59-1/2. This is in addition to any income tax. There are exceptions to the extra penalty tax. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o  on or after your death; or

o  because you are disabled (special federal income tax definition); or

o to pay for certain extraordinary medical expenses (special federal income tax definition); or

o in any form of payout after you have separated from service (only if the separation occurs during or after the calendar year you reach age 55); or

o in a payout in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy), or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method (only after you have separated from service at any age).


PUBLIC AND TAX-EXEMPT ORGANIZATION EMPLOYEE DEFERRED COMPENSATION PLANS (EDC PLANS)

SPECIAL EMPLOYER AND OWNERSHIP RULES. Employers eligible to maintain EDC plans under Section 457(b) of the Code are governmental entities such as states, municipalities and state agencies (governmental employer) or tax-exempt entities (tax-exempt employer).


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

Participation in an EDC plan of a tax-exempt employer is limited to a select group of management or highly compensated employees because of ERISA rules that do not apply to governmental employer plans.

The rules that apply to tax-exempt employer EDC plans and governmental employer EDC plans may differ.

An employer can fund its EDC plan in whole or in part with annuity contracts purchased for participating employees and their beneficiaries. These employees do not have to include in income the employer's contributions to purchase the EDC contracts or any earnings until they actually receive funds from a governmental employer EDC plan. The participants of a tax-exempt employer EDC plan may have to include in income the employer contributions and any earnings when they are entitled to receive funds from the EDC plan. The EDC plan funds are subject to the claims of the employer's general creditors in an EDC plan maintained by a tax-exempt employer. In an EDC plan maintained by a governmental employer, the plan's assets must be held in trust for the exclusive benefit of employees. An annuity contract can be a trust equivalent if the contract includes the trust rules. Regardless of contract ownership, the EDC plan may permit the employee to choose among various investment options.

CONTRIBUTION LIMITS. For both governmental and tax-exempt employer EDC plans, the maximum contribution for 2008 is the lesser of $15,500 or 100% of includible compensation. This limit may be further adjusted for cost of living changes in future years.

Special rules may permit "catch-up" contributions during the three years preceding normal retirement age under the EDC plan. If the plan provides for catch-up contributions for any of the 3 years of service preceding the plan retirement age, the maximum contribution for an individual eligible to make such catch-up contributions is twice the otherwise applicable dollar limit, or $31,000 for 2008.

For governmental employer EDC plans only, if the plan permits, an individual at least age 50 at any time during 2008 may be able to make up to $5,000 additional salary reduction contributions. An individual must coordinate this "age 50" catch-up with the other "last 3 years of service" catch up.

GOVERNMENTAL EMPLOYER EDC PLANS -- ROLLOVER CONTRIBUTIONS. Eligible rollover distributions of pre-tax funds from 403(b) plans, 401(a) qualified plans, other governmental employer EDC plans and traditional IRAs may be rolled over into other such plans. The recipient plan must agree to take the distribution. If the source of the eligible rollover distribution is not a governmental employer EDC plan and the recipient plan is a governmental employer EDC plan, the recipient governmental employer EDC plan must agree to separately account for the rolled-over funds.

Before you decide to roll over your payment to another employer plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types of distributions it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another, because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer EDC plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan and subsequently take a premature distribution.

WITHDRAWAL LIMITS. In general, no amounts may be withdrawn from an EDC plan prior to the calendar year in which the employee attains age 70-1/2, severs from employment with the employer or is faced with an unforeseeable emergency. Small amounts (up to $5000) may be taken out by the plan participant or forced out by the plan under certain circumstances, even though the plan participant may still be working and amounts would not otherwise be made available. Such a mandatory forced-out distribution is an eligible rollover distribution. Treasury Regulations require a direct roll-over to a traditional IRA established for a plan participant who does not affirmatively designate an eligible retirement plan to receive such a mandatory distribution. For funds rolled over from another eligible retirement plan, because the funds are separately accounted for, the IRS has ruled that an exception is available in certain situations to withdrawal restrictions that would otherwise apply to the rollover contribution funds in the recipient plan.

DISTRIBUTION REQUIREMENTS. EDC plans are subject to minimum distribution rules similar to those that apply to qualified plans. See "Required minimum distributions" later in this prospectus. That is, distributions from EDC plans generally must start no later than April 1st of the calendar year following the calendar year in which the employee attains age 70-1/2 or retires from service with the employer maintaining the EDC plan, whichever is later. Failure to make required distributions may cause the disqualification of the EDC plan. Disqualification may result in current taxation of EDC plan benefits. In addition, a 50% penalty tax is imposed on the difference between the required distribution amount and the amount actually distributed, if any. It is the plan administrator's responsibility to see that minimum distributions from an EDC plan are made.

If the EDC plan provides, a deceased employee's beneficiary may be able to elect to receive death benefits in installments instead of a lump sum, and the payments will be taxed as they are received.


TAX TREATMENT OF DISTRIBUTIONS -- TAX-EXEMPT EMPLOYER EDC PLANS.
 Amounts are taxable under a tax-exempt employer EDC plan when they are made available to a participant or beneficiary even if not actually received. Distributions to a tax-exempt employer EDC plan participant are characterized as "wages" for income tax reporting and withholding purposes. No election out of withholding is possible. See "Federal and state income tax withholding and information reporting" later in this prospectus. Withholding on wages is the employer's responsibility. Distributions from an EDC plan are not subject to FICA tax, if FICA tax was withheld by the employer when wages were deferred.

Distributions from a tax-exempt employer EDC plan may not be rolled over to any other eligible retirement plan.


                                                             Tax information  51

TAX TREATMENT OF DISTRIBUTIONS -- GOVERNMENTAL EMPLOYER EDC PLANS. The taxation of distributions from a governmental employer EDC plan is generally the same as the tax treatment of distributions from qualified plans and TSAs discussed earlier in this prospectus. That is, amounts are generally not subject to tax until actually distributed and amounts may be subject to 20% federal income tax withholding. See "Federal and State income tax withholding and information reporting" later in this prospectus. However, distributions from a governmental employer EDC plan are generally not subject to the additional 10% federal income tax penalty for pre-age 59-1/2 distributions.

TAX-DEFERRED ROLLOVERS -- GOVERNMENTAL EMPLOYER EDC PLANS. A participant in a governmental employer EDC plan or in certain cases, a beneficiary, may be able to roll over an eligible rollover distribution from the plan to a traditional IRA, qualified plan or 403(b) plan, as well as to another governmental employer EDC plan. The recipient plan must agree to take the distribution.

If you roll over funds from a governmental employer EDC plan into a different type of eligible retirement plan (qualified plan, 403(b), or traditional IRA), any subsequent distributions may be subject to the 10% federal income tax penalty noted above. Before you decide to roll over your payment to another employer plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types of distributions it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Effective beginning in 2008, distributions from governmental employer 457(b) plan can be rolled over to a Roth IRA. Such conversion rollover transactions are taxable. Any taxable portion of the amount rolled over will be taxed at the time of the rollover. Rollovers are subject to the Roth IRA conversion rules, which restrict conversions of traditional IRAs to Roth IRAs to taxpayers with adjusted gross income of no more than $100,000, whether single or married filing jointly.

LOANS FROM GOVERNMENTAL EMPLOYER EDC PLANS. Same as for qualified plans and TSAs. (See "Loans from qualified plans and TSAs" under "Distributions from qualified plans and TSAs" earlier in this prospectus.)


REQUIRED MINIMUM DISTRIBUTIONS


BACKGROUND ON REGULATIONS--REQUIRED MINIMUM DISTRIBUTIONS

If you are a participant in a qualified retirement plan, a 457(b) plan (both employer types), or own a 403(b) TSA annuity contract, the required minimum distribution rules force you to start calculating and taking annual distributions from these tax-favored retirement plans and contracts by a specified date. The beginning date depends on the type of plan or contract, and your age and retirement status. The distribution requirements are designed to use up your interest in the plan over your life expectancy. Whether the correct amount has been distributed is calculated on a year-by-year basis; there are no provisions to allow amounts taken in excess of the required amount to be carried back to other years.

Distributions must be made according to rules in the Code and Treasury Regulations and the terms of the plan. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts and annuity contracts funding tax qualified retirement plans, including 401(a) qualified plans, 403(b) plans, and 457(b) plans. For this purpose, additional annuity contract benefits may include enhanced death benefits. If you take annual withdrawals instead of receiving annuity payments, this could increase the amount required to be distributed from these contracts.


LIFETIME REQUIRED MINIMUM DISTRIBUTIONS -- WHEN YOU HAVE TO TAKE THE FIRST REQUIRED MINIMUM DISTRIBUTION

You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

Generally, qualified plan, 403(b) plan and 457(b) plan participants must also take the first required minimum distribution for the calendar year in which the participant turns age 70-1/2. However, qualified plan, 403(b) plan and 457(b) plan participants may be able to delay the start of required minimum distributions for all or part of the account balance until after age 70-1/2, as follows:

o For qualified plan, 403(b) plan and 457(b) plan participants who have not retired from service with the employer who provided the funds for this qualified plan, 403(b) TSA, or EDC contract by the calendar year the participant turns age 70-1/2, the required beginning date for minimum distributions is extended to April 1st following the calendar year of retirement. Note that this rule does not apply to qualified plan participants who are 5% owners.

o 403(b) plan participants may also delay the start of required minimum distributions to age 75 of the portion of their account value attributable to their December 31, 1986 403(b) TSA account balance, even if retired at age 70-1/2.

The first required minimum distribution is for the calendar year in which you turn age 70-1/2, or the year you retire, if you are eligible for the delayed start rule. You have the choice to take this first required minimum distribution during the calendar year you turn 70-1/2 or retire or to delay taking it until the first three-month period in the next calendar year (January 1 - April 1). Distributions must start no later than your "Required Beginning Date," which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2 or retire if you are eligible for the delayed start rule. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.


HOW YOU CALCULATE REQUIRED MINIMUM DISTRIBUTIONS

There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an "account-based" method, you divide the value of your qualified plan, 403(b) TSA account, 457(b)


52  Tax information
plan account, or traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table to give you the required minimum distribution amount for that particular plan or arrangement for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may be able to later apply your funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary, or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS?

No, if you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan, and an account-based annual withdrawal from another IRA.


WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR 403(B) TSA OR EDC BASED ON THE METHOD YOU CHOOSE?

We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our automatic minimum distribution withdrawal option. If you do not elect one of these options we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each 403(b) TSA contract that you maintain, using the method that you picked for that particular IRA or TSA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA (or TSA) required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs (or TSAs) that you own.


WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR?

The required minimum distribution amount for each of your plans and arrangements is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice-versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR?

Your plan or arrangement could be disqualified, and you could have to pay tax on the entire value. Even if your plan or arrangement is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age-group which must take lifetime required minimum distributions. If this is a TSA and you do not select a method with us, we will assume you are taking your required minimum distribution from another TSA that you own. Note that in the case of a qualified plan or EDC the distribution must be taken annually from the qualified plan or EDC contract.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary, depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's or the participant's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required for a year before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2. Rollovers to another eligible retirement plan, including a traditional IRA, may be available to a surviving spouse death beneficiary.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual such as the estate, the rules permit the beneficiary to calculate the post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual


                                                             Tax information  53
annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments and the death beneficiary is a non-individual such as the estate, the rules continue to apply the 5-year rule discussed above under "Individual beneficiary." Please note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.


ERISA MATTERS

ERISA rules are designed to save and protect qualified retirement plan assets to be paid to plan participants when they retire.

Qualified plans under Section 401 of the Internal Revenue Code are generally subject to ERISA. Some TSAs may be subject to Title I of ERISA, generally dependent on the level of employer involvement, for example, if the employer makes matching contributions.

In addition, certain loan rules apply only to loans under ERISA plans:

o For contracts which are subject to ERISA, the trustee or sponsoring employer is responsible for ensuring that any loan meets applicable DOL requirements. It is the responsibility of the plan administrator, the trustee of the qualified plan and/or the employer, and not AXA Equitable, to properly administer any loan made to plan participants.

o With respect to specific loans made by the plan to a plan participant, the plan administrator determines the interest rate, the maximum term consistent with EQUI-VEST(R) processing and all other terms and conditions of the loan.

o Only 50% of the participant's vested account balance may serve as security for a loan. To the extent that a participant borrows an amount which should be secured by more than 50% of the participant's vested account balance, it is the responsibility of the trustee or plan administrator to obtain the additional security.

o Each new or renewed loan must bear a reasonable rate of interest commensurate with the interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances.

o Loans must be available to all plan participants, former participants (or death beneficiaries of participants) who still have account balances under the plan, and alternate payees on a reasonably equivalent basis.

o Plans subject to ERISA provide that the participant's spouse must consent in writing to the loan.


CERTAIN RULES APPLICABLE TO PLANS DESIGNED TO COMPLY WITH SECTION 404(C) OF
ERISA

Section 404(c) of ERISA, and the related DOL regulation, provide that if a plan participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the plan participant's or beneficiary's exercise of control. As a result, if the plan complies with Section 404(c) and the DOL regulation thereunder, the plan participant can make and is responsible for the results of his or her own investment decisions.

Section 404(c) plans must provide, among other things, that a broad range of investment choices are available to plan participants and beneficiaries and must provide such plan participants and beneficiaries with enough information to make informed investment decisions. Compliance with the Section 404(c) regulation is completely voluntary by the plan sponsor and the plan sponsor may choose not to comply with Section 404(c).

The EQUI-VEST(R) Trusteed, HR-10 Annuitant-Owned, SIMPLE IRA and TSA contracts provide the broad range of investment choices and information needed in order to meet the requirements of the Section 404(c) regulation. If the plan is intended to be a Section 404(c) plan, it is, however, the plan sponsor's responsibility to see that the requirements of the DOL regulation are met. AXA Equitable and its financial professionals shall not be responsible if a plan fails to meet the requirements of Section 404(c).


FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note that we might have to withhold and/or report on amounts we pay under a free look or cancellation.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need


54  Tax information
more information concerning a particular state or any required forms, call our processing office at the toll-free number.


FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

We withhold differently on "periodic" and "non-periodic" payments. For a periodic annuity payment, for example, unless you specify a different number of withholding exemptions, we withhold assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.

Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $18,720 in periodic annuity payments in 2008 your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.


FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

For a non-periodic distribution (total surrender or partial withdrawal), and any distribution from a qualified plan or TSA which is not an eligible rollover distribution we generally withhold at a flat 10% rate.

You cannot elect out of withholding if the payment is an "eligible rollover distribution" from a qualified plan or TSA. If a non-periodic distribution from a qualified plan or TSA is not an "eligible rollover distribution" then the 10% withholding rate applies.


MANDATORY WITHHOLDING FROM TSA, GOVERNMENTAL EMPLOYER EDC AND QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans, governmental employer 457(b) EDC plans, and TSAs are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan and governmental employer EDC plan distributions. An eligible rollover distribution from one of these eligible retirement plans can be rolled over to another one of these eligible retirement plans or a traditional IRA. All distributions from a TSA, governmental employer EDC plan or qualified plan are eligible rollover distributions unless they are on the following list of exceptions:

o any distributions which are "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for the life (or life expectancy) or the joint lives (or joint life expectancies) of the plan participant (and designated beneficiary); or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o  hardship withdrawals; or

o  corrective distributions which fit specified technical tax rules; or

o  loans that are treated as distributions; or

o a death benefit payment to a beneficiary who is not the plan participant's surviving spouse; or

o a qualified domestic relations order distribution to a beneficiary who is not the plan participant's current spouse or former spouse.

A death benefit payment to the plan participant's surviving spouse, or a qualified domestic relations order distribution to the plan participant's current or former spouse, may be a distribution subject to mandatory 20% withholding.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account A for taxes. We do not now, but may in the future set up reserves for such taxes.


                                                             Tax information  55

8. More information

--------------------------------------------------------------------------------

ABOUT OUR SEPARATE ACCOUNT A

Each variable investment option is a subaccount of our Separate Account A. We established Separate Account A in 1968 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account A that represent our investments in Separate Account A or that represent fees and charges under the contracts that we have earned. The results of Separate Account A's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account A. However, the obligations themselves are obligations of AXA Equitable.

Separate Account A is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account A. Although Separate Account A is registered, the SEC does not monitor the activity of Separate Account A on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account A invests solely in Class IA/A or Class IB/B shares issued by the corresponding portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, Separate Account A, or to add other separate accounts;

(2)  to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate Separate Account A or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account A or a variable investment option directly);

(5)  to deregister Separate Account A under the Investment Company Act of 1940;

(6)  to restrict or eliminate any voting rights as to Separate Account A;

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies; and

(8) to unilaterally change your contract in order to comply with any applicable laws and regulations, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service, ERISA and in Department of Labor regulations.

Any change in the contract must be in writing and made by our authorized officer. We will provide notice of any contract change.


ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees or Board of Directors, as applicable, of each Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about each Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan relating to its Class IB/B shares, and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to the guaranteed interest option as well as our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to general accounts, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSFERS. Employers may also send contributions by wire transfer from a bank.


56  More information

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.


BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

         - on a non-business day;
         - after 4:00 p.m. Eastern Time on a business day; or
         - after an early close of regular trading on the NYSE on a business day.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.


CONTRIBUTIONS, TRANSFERS, WITHDRAWALS AND SURRENDERS

o Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

o Contributions allocated to the guaranteed interest option will receive the guaranteed interest rate in effect on that business day.

o Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

o Transfers to the guaranteed interest option will receive the guaranteed interest rate in effect on that business day.

o For the fixed-dollar option, the first monthly transfer will occur on the last business day of the month in which we receive your election form at our processing office.

o For the interest sweep, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

o Quarterly rebalancing will be processed on a calendar year basis. Semiannual or annual rebalancing will be processed on the first business day of the month. Rebalancing will not be done retroactively.

o Requests for withdrawals or surrenders will occur on the business day that we receive the information that we require.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts we have the right to vote on certain matters involving the portfolios, such as:

o  the election of trustees;

o  the formal approval of independent auditors selected for each Trust; or

o any other matters described in each prospectus for the Trusts or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.


SEPARATE ACCOUNT A VOTING RIGHTS

If actions relating to Separate Account A require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered


                                                            More information  57
material with respect to a contract owner's interest in Separate Account A, nor would any of these proceedings be likely to have a material adverse effect upon Separate Account A, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account A, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing our processing office or calling
(800) 628-6673.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

Generally, the owner may not assign a contract for any purpose. However, a trustee owner of a Trusteed contract can transfer ownership to the annuitant. We will not be bound by this assignment for transfer of ownership unless it is in writing and we have received it at our processing office. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this prospectus.

You cannot assign a contract as security for a loan or other obligation. Loans from account value, however, are permitted under TSA and governmental employer EDC (subject to state availability), unless restricted by the employer.

If you activated the Guaranteed withdrawal benefit for life, the benefit will automatically terminate upon any assignment of the contract.


FUNDING CHANGES

The employer or trustee can change the funding vehicle for an EDC, contract. You can change the funding vehicle for a TSA contract.


DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account A. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold.

Compensation paid to AXA Advisors is based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation") and will generally not exceed 16.0% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable on the sale of a contract to the AXA Advisors financial professional and/or Selling broker-dealer making the sale. In some instances, a financial professional or Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 0.70% of the account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

Contribution-based compensation paid by AXA Equitable to AXA Distributors on sales of AXA Equitable contracts by its Selling broker-dealers will generally not exceed 12.0% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of a contract in combination with annual asset-based compensation of up to 0.35% of contract account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors also receives compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.

The Distributors may pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation in recognition of certain expenses that may be incurred by them or on their behalf. The Distributors may also pay certain broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or EQUI-VEST(R) on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a Selling broker-dealer or


58  More information
such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of the Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.

The Distributors receive 12b-1 fees from the portfolios for providing certain distribution and/or shareholder support services. The Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios.

In an effort to promote the sale of our products, AXA Advisors may provide its financial professionals and managerial personnel with a higher percentage of sales commissions and/or cash compensation for the sale of an affiliated variable product than it would the sale of an unaffiliated product. Such practice is known as providing "differential compensation." In addition, managerial personnel may receive expense reimbursements, marketing allowances and commission-based payments known as "overrides." Certain components of the compensation of financial professionals who are managers are based on the sale of affiliated variable products. Managers earn higher compensation (and credits toward awards and bonuses) if those they manage sell more affiliated variable products. AXA Advisors may provide other forms of compensation to its financial professionals, including health and retirement benefits. For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of our affiliated products.

These payments and differential compensation (together, the "payments") can vary in amount based on the applicable product and/or entity or individual involved. As with any incentive, such payments may cause the financial professional to show preference in recommending the purchase or sale of AXA Equitable products. However, under applicable rules of FINRA, AXA Advisors may only recommend to you products that they reasonably believe are suitable for you based on facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category.

In addition, AXA Advisors may offer sales incentive programs to financial professionals who meet specified production levels for the sale of both affiliated and unaffiliated products which provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid educational seminars and merchandise.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any contribution-based and asset-based compensation paid by AXA Equitable to the Distributors will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable FINRA rules and other laws and regulations.


                                                            More information  59

Appendix I: Condensed financial information

--------------------------------------------------------------------------------

The following tables show the accumulation unit values and the number of outstanding units for each variable investment option under each contract series at the last business day of the periods shown. The unit values and number of units outstanding are for contracts offered under Separate Account A with the same daily asset charge of 1.20%. The information presented is shown for the past ten years, or from the first year the particular contracts were offered, if less than ten years ago.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS OFFERED FOR THE FIRST TIME ON OR AFTER DECEMBER 31, 2007.

                    [To be filed by Pre-effective Amendment]








I-1 Appendix I: Condensed financial information

Appendix II: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

STATES WHERE CERTAIN EQUI-VEST(R) FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR HAVE CERTAIN VARIATIONS TO FEATURES AND/OR BENEFITS:

                    TO BE FILED BY PRE-EFFECTIVE AMENDMENT



------------------------------------------------------------------------------------------------------------------------------------
                                                            Contract type/Series/
State               Features and benefits                   Effective Date                       Availability or variation
------------------------------------------------------------------------------------------------------------------------------------






                                Appendix II: State contract availability and/or variations of certain features and benefits II-1

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                            Page

Who is AXA Equitable?                                                        2
Calculation of annuity payments                                              2
Custodian and independent registered public accounting firm                  2
Distribution of the contracts                                                2
Calculating unit values                                                      3
Financial statements                                                         3


How to Obtain an EQUI-VEST(R) Statement of Additional Information for Separate Account A

Call 1 (800) 628-6673 or send this request form to:
   EQUI-VEST(R)
   Processing Office
   AXA Equitable
   P.O. Box 4956
   Syracuse, NY 13221-4956

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Please send me an EQUI-VEST(R) Statement of Additional Information dated December , 2008
(Employer Sponsored Retirement Programs)


--------------------------------------------------------------------------------
Name


--------------------------------------------------------------------------------
Address


--------------------------------------------------------------------------------
City           State    Zip










                                                                          X

EQUI-VEST(R) 201

Employer-Sponsored Retirement Programs
A deferred annuity contract

STATEMENT OF ADDITIONAL INFORMATION
DATED DECEMBER  , 2008

AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related prospectus for EQUI-VEST(R) 201, dated December , 2008. That prospectus provides detailed information concerning the contracts, as well as the variable investment options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account A. Definitions of special terms used in the SAI are found in the prospectus.

On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the prospectus is available free of charge by writing the processing office (P.O. Box 4956, Syracuse, NY 13221-4956), by calling toll free, (800) 628-6673, or by contacting your financial professional.

TABLE OF CONTENTS

Who is AXA Equitable?                                                        2

Calculation of annuity payments                                              2

Custodian and independent registered public accounting firm                  2

Distribution of the contracts                                                2

Calculating unit values                                                      3

Financial statements                                                         3



   EQUI-VEST(R) is a registered service mark of AXA Equitable Life Insurance
             Company (AXA Equitable). Co-distributed by affiliates,
   AXA Advisors, LLC and AXA Distributors, LLC, 1290 Avenue of the Americas,
                               New York, NY 10104
    Copyright 2008 AXA Equitable Life Insurance Company - All rights reserved

                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                              New York, NY 10104
                                  212-554-1234

                                                                         x02230

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Equitable Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings, Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly and indirectly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.

CALCULATION OF ANNUITY PAYMENTS

The calculation of monthly annuity payments under a contract takes into account the number of annuity units of each variable investment option credited under a contract, their respective annuity unit values and a net investment factor. The annuity unit values used for EQUI-VEST(R) may vary, although the method of calculating annuity unit values set forth below applies to all contracts. Annuity unit values will also vary by the variable investment option.

For each valuation period, the adjusted net investment factor is equal to the net investment factor for the variable investment option reduced for each day in the valuation period by:

o .00013366 of the net investment factor for a contract with an assumed base rate of net investment return of 5% a year; or

o .00009425 of the net investment factor for a contract with an assumed base rate of net investment return of 3-1/2%.

Because of this adjustment, the annuity unit value rises and falls depending on whether the actual rate of net investment return (after charges) is higher or lower than the assumed base rate.

The assumed base rate will be 5%, except in states where that rate is not permitted. Annuity payments based upon an assumed base rate of 3-1/2% will at first be smaller than those based upon a 5% assumed base rate. Payments based upon a 3-1/2% rate, however, will rise more rapidly when unit values are rising, and payments will fall more slowly when unit values are falling than those based upon a 5% rate.

The amounts of variable annuity payments are determined as follows:

Payments normally start on the business day specified on your election form, or on such other future date as specified therein. The first three monthly payments are the same. The initial payment will be calculated using the basis guaranteed in the applicable EQUI-VEST(R) contract or our current basis, whichever would provide the higher initial benefit.

The first three payments depend on the assumed base rate of net investment return and the form of annuity chosen (and any fixed period). If the annuity involves a life contingency, the risk class and the age of the annuitants will affect payments.

Payments after the first three will vary according to the investment performance of variable investment option(s) selected to fund the variable payments. After that, each monthly payment will be calculated by multiplying the number of annuity units credited by the average annuity unit value for the selected fund for the second calendar month immediately preceding the due date of the payment. The number of units is calculated by dividing the first monthly payment by the annuity unit value for the valuation period which includes the due date of the first monthly payment. The average annuity unit value is the average of the annuity unit values for the valuation periods ending in that month.

Illustration of calculation of annuity payments

To show how we determine variable annuity payments, assume that the account value for an EQUI-VEST(R) Contract on a retirement date is enough to fund an annuity with a monthly payment of $100 and that the annuity unit value of the selected variable investment option for the valuation period that includes the due date of the first annuity payment is $3.74. The number of annuity units credited under the contract would be 26.74 (100 divided by 3.74 = 26.74). Based on a hypothetical average annuity unit value of $3.56 in October 2008, the annuity payment due in December 2008 would be $95.19 (the number of units (26.74) times $3.56).

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by the variable annuity options.

The financial statements of the Separate Account at December 31, 2007 and for each of the two years in the period ended December 31, 2007, and the consolidated financial statements of AXA Equitable at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 are included in this SAI in reliance on the reports of __________________________, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISTRIBUTION OF THE CONTRACTS

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2007, 2006 and 2005. AXA Equitable paid AXA Advisors, as distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A, $731,920,627 in 2007, $672,531,658 in 2006 and $588,734,659 in 2005. Of these amounts, for each of these three years, AXA Advisors retained $386,036,299, $339,484,801 and $293,075,553, respectively.

Under a Distribution Agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA Equitable paid AXA Distributors, LLC, distribution fees of $1,007,208,067 in 2007, $694,578,570 in 2006 and $561,166,840 in 2005, as distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A. Of these amounts, for each of these three years, AXA Distributors, LLC retained $95,562,846, $88,941,713 and $120,349,631, respectively.

CALCULATING UNIT VALUES

Unit values are determined at the end of each "valuation period" for each of the variable investment options. A valuation period is each business day together with any consecutive preceding non-business day. The unit values for EQUI-VEST(R) may vary. The method of calculating unit values is set forth below.

The unit value for a variable investment option for any valuation period is equal to the unit value for the preceding valuation period multiplied by the "net investment factor" for the variable investment option for that valuation period. The net investment factor is:

          a
       ( --- )  - c
          b

where:

(a) is the value of the variable investment option's shares of the cor responding portfolio at the end of the valuation period before giving effect to any amounts allocated to or withdrawn from the variable investment options for the valuation period. For this purpose, we use the share value reported to us by the applicable Trust. This share value is after deduction for investment advisory fees and direct expenses of such Trust.

(b) is the value of the variable investment option's shares of the cor responding portfolio at the end of the preceding valuation period (after any amounts allocated or withdrawn for that valuation period).

(c) is the daily Separate Account A asset charge for the expenses of the contracts times the number of calendar days in the valuation period, plus any charge for taxes or amounts set aside as a reserve for taxes.


FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

                                     PART C

                                OTHER INFORMATION
                                -----------------

Item 24.   Financial Statements and Exhibits
           ----------------------------------

           (a)     To be filed by amendment.


           (b)   Exhibits.

            1.   (a)      Resolutions of the Board of Directors of The Equitable
                          Life Assurance Society of the United States
                          ("Equitable") authorizing the establishment of the Registrant, previously filed with Registration
                          Statement No. 2-30070 on October 27, 1987, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account, previously filed with Registration Statement No. 2-30070 on April 24,
                          1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

            2.   Not applicable.

            3.   (a)      Sales Agreement among Equitable, Separate Account A
                          and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, previously filed with Registration Statement
                          No. 2-30070 on April 24, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Sales Agreement, dated as of July 22, 1992, among Equitable, Separate Account A and Equitable Variable Life Insurance Company, as principal underwriter for the Hudson River Trust, previously filed with Registration Statement No. 2-30070 on April 26, 1993, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (c) Distribution and Servicing Agreement among Equico Securities, Inc. (now AXA Advisors LLC), Equitable and Equitable Variable Life Insurance Company, dated as of May 1, 1994, previously filed with Registration Statement No. 2-30070 on February 14, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (d) Distribution Agreement dated as of January 1, 1995 by and between The Hudson River Trust and Equico Securities, Inc. (now AXA Advisors LLC), previously filed with Registration Statement No. 2-30070 on April 24, 1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (e) Sales Agreement, dated as of January 1, 1995, by and among Equico Securities, Inc. (now AXA Advisors LLC), Equitable, Separate Account A, Separate Account No. 301 and Separate Account No. 51, previously filed with Registration Statement No. 2-30070 on April 24,
                          1995, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (f) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, previously filed with Registration Statement File No. 2-30070 on April 25, 2001, and incorporated herein by reference.

                 (g) Distribution Agreement for services by AXA Network LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with Registration Statement File No. 2-30070 on April 25, 2001, and incorporated herein by reference.

                 (h) General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on April 19, 2004, and incorporated herein by reference.

                 (i) First Amendment to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on April 19, 2004, and incorporated herein by reference.

                 (j) Second Amendment to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement No. 2-30070 on
                          April 19, 2004, and incorporated herein by reference.

                 (k) (i) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States (now AXA Equitable Life Insurance Company) for itself and as depositor on behalf of certain Separate Accounts, and Equitable Distributors, Inc. (now AXA Distributors, LLC), incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4 (File No. 333-05593), filed on May 1, 1998.

                 (k) (ii) Form of First Amendment (dated January 1, 2001) to
                          Distribution Agreement dated January 1, 1998, previously filed with Registration Statement No. 2-30070 on December 30, 2004, and incorporated herein by reference.

                 (l) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

                 (m) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

                 (n) Third Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                 (o) Fourth Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                 (p) Fifth Amendment, dated as of November 1, 2006, to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to to Exhibit 3. (p) to the Registration Statement on Form N-4 (File No. 2-30070), filed on April 24, 2007.

            4.   (a)      Form of Flexible Premium Deferred Annuity Contract to
                          be filed by Pre-effective Amendment.

            5.   (a)  Form of Deferred Variable Annuity Application for
                      457(b) EDC (EDC App. (3/09)) filed herewith.

                 (b) Form of Deferred Variable Annuity Application for 403(b) TSA (TSA App. (3/09)) is filed herewith.

                 (c) Form of Deferred Variable Annuity Application for (403(b) TSA (TSA App. (3/09)) with GWBL is filed herewith.

            6.   (a)  Copy of the Restated Charter of Equitable, as amended
                      January 1, 1997, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 28, 1997.

                 (b) By-Laws of Equitable, as amended November 21, 1996, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 28, 1997.

            7. Form of Reinsurance Agreement between The Equitable Life Assurance Society of the United States and Reinsurance Company previously filed with Registration Statement on Form N-4 (File No. 2-30070) on April 25, 2001.

            8.   (a)  Form of Participation Agreement among EQ Advisors Trust,
                      Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc. (now AXA Advisors, LLC), incorporated herein by reference to the EQ Advisors Trust Registration Statement on Form N-1A (File Nos. 33-17217 and 811-07953), filed on August 28, 1997.

                 (b) Form of Participation Agreement among AXA Premier VIP Trust, Equitable Distributors, Inc., AXA Distributors, LLC., and AXA Advisors, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) on December 5, 2001.

            9.   (a)      Opinion and Consent of Dodie Kent,Vice President and
                          Counsel of AXA Equitable Life Insurance Company as to the legality of the securities being registered - to be filed by Pre-Effective Amendment.

            10.  (a)      Powers of Attorney, filed herewith.

                 (b) Notice concerning regulatory relief, previously filed with Registration Statement on Form N-4 (File No. 2-30070) on May 27, 1992, refiled electronically on July 10, 1998 and incorporated herein by reference.

                 (c)(i) Consent of the independent registered accounting firm to be filed by Pre-Effective Amendment.

                 (c)(ii) Consent of the independent registered accounting firm to be filed by Pre-Effective Amendment.

            11.  Not applicable.

            12.  Not applicable.

Item 25. Directors and Officers of AXA Equitable.


         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            -------------

DIRECTORS

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
New York City Health
  and Hospitals Corporation
125 Worth Street, Suite 519
New York, NY 10013

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Avenue
Suite 401
Aspen, CO 81611

Joseph H. Moglia                            Director
TD Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutsky                            Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
----------------                            ---------

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834

OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer
                                            and Director

OTHER OFFICERS
--------------

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Chief Accounting Officer

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*David Kam                                  Senior Vice President and Actuary

*William J. McDermott                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President and
                                            Chief Financial Officer

*Barbara Goodstein                          Executive Vice President

*Andrew McMahon                             Executive Vice President

*Claude Methot                              Executive Vice President

*Andrew Raftis                              Senior Vice President and Auditor

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*James F. Mullery                           Senior Vice President

*Anne M. Katcher                            Senior Vice President and
                                            Senior Actuary

*Anthony F. Recine                          Senior Vice President,
                                            Chief Compliance Officer and
                                            Associate General Counsel

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Dave S. Hattem                             Senior Vice President and
                                            Deputy General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Executive Vice President and
                                            Chief Actuary

*James A. Shepherdson                       Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.


         Separate Account No. A of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.


         AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

         The AXA Organizational Charts 2007 are incorporated by reference to
Exhibit 26. to Registration Statement (File No. 2-30070) on Form N-4, Filed April 21, 2008.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------
       AS OF: DECEMBER 31, 2007



                                                                                     State of        State of
                                                                        Type of     Incorp. or      Principal       Federal
                                                                       Subsidiary    Domicile       Operation      Tax ID #
                                                                       ----------   ----------      ---------      ---------
                                                                                    -------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                 DE              NY        13-3623351
-------------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                       Operating        DE              CO        75-2961816
     --------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                     Operating        DE              NY        13-4194065
     --------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                       Operating        DE              NY        13-4194080
     --------------------------------------------------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Notes 2 &16)                              DE              NY        52-2197822
     --------------------------------------------------------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.*                                  Insurance      Bermuda        Bermuda      14-1903564
        -----------------------------------------------------------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                                  DE              NY        13-4078005
        -----------------------------------------------------------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                               DE              NY        13-4071393
           --------------------------------------------------------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                               Operating        DE              NY        06-1555494
           --------------------------------------------------------------------------------------------------------------------
              AXA Network of Alabama, LLC                              Operating        AL              AL        06-1562392
              -----------------------------------------------------------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC      Operating        DE              NY        13-4085852
              -----------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC       Operating        MA              MA        04-3491734
              -----------------------------------------------------------------------------------------------------------------
              AXA Network of Nevada, Inc.                              Operating        NV              NV        13-3389068
              -----------------------------------------------------------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                         Operating       P.R.            P.R.       66-0577477
              -----------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.              Operating        TX              TX        75-2529724
         ----------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *            Insurance        NY              NY        13-5570651
        -----------------------------------------------------------------------------------------------------------------------
           AXA Life and Annuity Company * (Note 10)                    Insurance        CO              CO        13-3198083
           --------------------------------------------------------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                              Investment       DE              NY        13-3385076
           --------------------------------------------------------------------------------------------------------------------
              Equitable Managed Assets, L.P.                           Investment       DE              NY        13-3385080
           --------------------------------------------------------------------------------------------------------------------
           Real Estate Partnership Equities (various)                  Investment       **                             -
           --------------------------------------------------------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                         HCO           NY              NY        22-2766036
           --------------------------------------------------------------------------------------------------------------------
              See Attached Listing A
              -----------------------------------------------------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                        HCO           DE              NY        13-2677213
           --------------------------------------------------------------------------------------------------------------------
           EVSA, Inc.                                                  Investment       DE              PA        23-2671508
        ------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company *                                  Insurance        NY              NY        13-1632487
        -----------------------------------------------------------------------------------------------------------------------
              See Attached Listing C
              -----------------------------------------------------------------------------------------------------------------

                                                                                        Parent's
                                                                          Number of    Percent of
                                                                            Shares      Ownership           Comments
                                                                            Owned      or Control    (e.g., Basis of Control)
                                                                            -----      ----------    ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
-----------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                         100.00%
     ------------------------------------------------------------------
     MONY Capital Management, Inc.                                                       100.00%
     ------------------------------------------------------------------
     MONY Asset Management, Inc.                                                         100.00%
     ------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Notes 2 & 16)                      -       100.00%
     ------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.*                                      250,000       100.00%
        ---------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                       1,000       100.00%
        ---------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                        -       100.00%
           ------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                         -       100.00%
           ------------------------------------------------------------
              AXA Network of Alabama, LLC                                        -       100.00%
              ---------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC                -       100.00%
              ---------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC                 -       100.00%
              ---------------------------------------------------------
              AXA Network of Nevada, Inc.                                                100.00%
              ---------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                                           100.00%
              ---------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                    1,050       100.00%
         --------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *              2,000,000       100.00%     NAIC # 62944
        ---------------------------------------------------------------
           AXA Life and Annuity Company * (Note 10)                      1,000,000       100.00%     NAIC # 62880
           ------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                        -             -     G.P & L.P.
           ------------------------------------------------------------
              Equitable Managed Assets, L.P.                                     -             -     G.P.
           ------------------------------------------------------------
           Real Estate Partnership Equities (various)                            -             -     **
           ------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                                -       100.00%
           ------------------------------------------------------------
              See Attached Listing A
              ---------------------------------------------------------
           ACMC, Inc.     (Note 4)                                       5,000,000       100.00%
           ------------------------------------------------------------
           EVSA, Inc.                                                           50       100.00%
        ---------------------------------------------------------------
        MONY Life Insurance Company *                                                    100.00%
        ---------------------------------------------------------------
              See Attached Listing C
              ---------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------

      * Affiliated Insurer

     ** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of AXA Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

    *** All subsidiaries are corporations, except as otherwise noted.

        1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

        2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.
            Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
            Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
            Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.
            Effective November 30, 2007, the name of AXA Financial Services, LLC was changed to AXA Equitable Financial Services, LLC.

        3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

        4.  In October 1999, AllianceBernstein Holding L.P.
            ("AllianceBernstein Holding L.P.") reorganized by transferring its business and assets to AllianceBernstein L.P., a newly formed private partnership ("AllianceBernstein").

            As of December 31, 2007, AXF and its subsidiaries owned 63.18% of the issued and outstanding units of limited partnership interest in AllianceBernstein (the "AllianceBernstein Units"), as follows:

                   AXF held directly 40,861,854 AllianceBernstein Units
                   (15.54%),
                   AXA Equitable Life directly owned 8,384,240 AllianceBernstein Units (3.19%),
                   ACMC, Inc. owned 66,220,822 AllianceBernstein Units (25.18%), and
                   ECMC, LLC owned 40,880,637 AllianceBernstein Units (15.55%).

               On December 21, 2004, AXF contributed 4,389,192 (1.67%) AllianceBernstein Units to MONY Life and 1,225,000 (.47%) AllianceBernstein Units to MLOA.

               AllianceBernstein Corporation also owns a 1% general partnership interest in AllianceBernstein L.P.

               In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.27% each), representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding (the "AllianceBernstein Holding Units"). AllianceBernstein Corporation owns 100,000 units of general partnership interest (0.04%), in AllianceBernstein Holding L.P. AllianceBernstein Holding Units are publicly traded on the New York Stock exchange.

        5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

        6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

        7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

        8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

        9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.

        10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company. 11.Effective February 18, 2005, MONY Realty Capital, Inc. was sold.

        12. Effective May 26, 2005, Matrix Capital Markets Group was sold.

        12. Effective May 26, 2005, Matrix Private Equities was sold.

        13. Effective December 2, 2005, Advest Group was sold.

        14. Effective February 24, 2006, Alliance Capital Management Corporation changed its name to AllianceBernstein Corporation.

        15. Effective July 11, 2007, Frontier Trust Company, FSB was sold.

        16. Effective November 30, 2007, AXA Financial Services, LLC changed its name to AXA Equitable Financial Services, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------

Dissolved:     - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
               - 100 Federal Street Funding Corporation was dissolved August 31, 1998.
               - 100 Federal Street Realty Corporation was dissolved December 20, 2001.
               - CCMI Corp. was dissolved on October 7, 1999.
               - ELAS Realty, Inc. was dissolved January 29, 2002.
               - EML Associates, L.P. was dissolved March 27, 2001.
               - EQ Services, Inc. was dissolved May 11, 2001.
               - Equitable BJVS, Inc. was dissolved October 3, 1999.
               - Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.
               - Equitable JV Holding Corp. was dissolved on June 1, 2002.
               - Equitable JVS II, Inc. was dissolved December 4, 1996
               - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was dissolved on December 31, 2000.
               - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
               - EREIM Managers Corporation was dissolved March 27, 2001.
               - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
               - EVLICO, Inc. was dissolved in 1999.
               - Franconom, Inc. was dissolved on December 4, 2000.
               - GP/EQ Southwest, Inc. was dissolved October 21, 1997
               - HVM Corp. was dissolved on Feb. 16, 1999.
               - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
               - Prime Property Funding, Inc. was dissolved in Feb. 1999.
               - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
               - Six-Pac G.P., Inc. was dissolved July 12,1999
               - Paramount Planners, LLC., a direct subsidiary of AXA Distribution Holding Corporation, was dissolved on December 5, 2003
               - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
               - ECLL Inc. was dissolved July 15, 2003
               - MONY Realty Partners, Inc. was dissolved February 2005.
               - Wil-Gro, Inc. was dissolved June, 2005.
               - Sagamore Financial LLC was dissolved August 31, 2006.
               - Equitable JVS was dissolved August, 2007.
               - Astor Times Square Corp. dissolved as of April 2007.
               - Astor/Broadway Acquisition Corp. dissolved as of August 2007.
               - PC Landmark, Inc. has been administratively dissolved.
               - EJSVS, Inc. has been administratively dissolved.
               - STCS, Inc. was dissolved on August 15, 2007.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------



                                                                                           State of      State of
                                                                              Type of     Incorp. or    Principal     Federal
                                                                             Subsidiary    Domicile     Operation    Tax ID #
                                                                             ----------    --------     ---------    ---------
AXA Financial, Inc.
---------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ----------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        -------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                        Operating        DE            NY      13-3049038
              ------------------------------------------------------------------------------------------------------------------
              Equitable Casualty Insurance Company*                          Operating        VT            VT      06-1166226
              ------------------------------------------------------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                             Operating        DE            NY      13-3266813
              ------------------------------------------------------------------------------------------------------------------
                 Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                      Investment       DE            NY      13-3544879
                 ---------------------------------------------------------------------------------------------------------------
              AllianceBernstein Corporation (See Note 4 on Page 2)           Operating        DE            NY      13-3633538
              ------------------------------------------------------------------------------------------------------------------
                 See Attached Listing B
                 ------------------------------------------------------------                                      -------------
              AXA Distributors, LLC                                          Operating        DE            NY      52-2233674
              ------------------------------------------------------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC          Operating        DE            AL      52-2255113
                 ---------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                      Operating        DE        CT, ME,NY   06-1579051
                 ---------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC     Operating        MA            MA      04-3567096
                 ---------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.            Operating        TX            TX      74-3006330
                 ---------------------------------------------------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                   Operating        DE            NY      13-3813232
              ------------------------------------------------------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)  Operating        DE            NJ      22-3492811
              ------------------------------------------------------------------------------------------------------------------

                                                                                              Parent's
                                                                                  Number of  Percent of
                                                                                   Shares    Ownership         Comments
                                                                                    Owned    or Control  (e.g., Basis of Control)
                                                                                    -----    ----------  ------------------------
AXA Financial, Inc.
-------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     --------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        -----------------------------------------------------------------------
           Equitable Holdings, LLC
           --------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                                 500     100.00%
              -----------------------------------------------------------------
              Equitable Casualty Insurance Company*                                 1,000     100.00%
              -----------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                        -     100.00%
              -----------------------------------------------------------------
                 Equitable Capital Private Income & Equity                                                ECMC is G.P.
                   Partnership II, L.P.                                                 -           -     ("Deal Flow Fund II")
                 --------------------------------------------------------------
              AllianceBernstein Corporation (See Note 4 on Page 2)                    100     100.00%
              -----------------------------------------------------------------
                 See Attached Listing B
                 --------------------------------------------------------------
              AXA Distributors, LLC                                                     -     100.00%
              -----------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC                     -     100.00%
                 --------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                                 -     100.00%
                 --------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC                -     100.00%
                 --------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                   1,000     100.00%
                 --------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                          1,000     100.00%
              -----------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)           100     100.00%
              -----------------------------------------------------------------

*  Affiliated Insurer

   Equitable Investment Corp merged into Equitable Holdings, LLC on November 30,
     1999.
   Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999. Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp.
   Effective January 1, 2002, Equitable Distributors, Inc. merged into AXA
     Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------
LISTING B - ALLIANCEBERNSTEIN CORPORATION
-----------------------------------------


                                                                                              State of      State of
                                                                                 Type of     Incorp. or    Principal       Federal
                                                                                Subsidiary    Domicile     Operation      Tax ID #
                                                                                ----------    --------     ---------      --------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company*
        ----------------------------------------------------------------------
            Equitable Holdings, LLC
           -------------------------------------------------------------------
              AllianceBernstein Corporation


              --------------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Holding L.P. (See Note 4 on Page 2)           Operating        DE          NY        13-3434400
                 -----------------------------------------------------------------------------------------------------------------
                 AllianceBernstein L.P.  (See Note 4 on Page 2)                  Operating        DE          NY        13-4064930
                 -----------------------------------------------------------------------------------------------------------------
                    AllianceBernstein Trust Company, LLC                         Operating
                    --------------------------------------------------------------------------------------------------------------
                    Cursitor Alliance LLC                                            HCO          DE          MA        22-3424339
                    --------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management LLC                                  HCO          DE          NY             -
                    --------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                           Operating        DE          NY        13-4132953
                       -----------------------------------------------------------------------------------------------------------
                    AllianceBernstein Corporation of Delaware                        HCO          DE          NY        13-2778645
                    --------------------------------------------------------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                           Operating       India      India            -
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein (Argentina) S.R.L.                      Operating     Argentina   Argentina         -
                       -----------------------------------------------------------------------------------------------------------
                       ACM Software Services Ltd.                                Operating        DE          NY        13-3910857
                       -----------------------------------------------------------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                      HCO           DE          NY        13-3548918
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein Japan Inc.                                 HCO           DE        Japan            -
                       -----------------------------------------------------------------------------------------------------------
                                AllianceBernstein Japan Ltd.                     Operating       Japan      Japan            -
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein Invest. Management Australia Limited    Operating     Australia   Australia         -
                       -----------------------------------------------------------------------------------------------------------
                                Far Eastern Alliance Asset Management            Operating      Taiwan      Taiwan           -
                                --------------------------------------------------------------------------------------------------
                       AllianceBernstein Global Derivatives Corp.                Operating        DE          NY        13-3626546
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investimentos (Brazil) Ltda.            Operating      Brazil      Brazil           -
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein Limited                                 Operating       U.K.        U.K.            -
                       -----------------------------------------------------------------------------------------------------------
                                ACM Bernstein GmbH                               Operating      Germany    Germany           -
                                --------------------------------------------------------------------------------------------------
                                AllianceBernstein Services Limited               Operating       U.K.        U.K.            -
                                --------------------------------------------------------------------------------------------------
                       AllianceBernstein (Luxembourg) S.A.                       Operating       Lux.        Lux.            -
                       -----------------------------------------------------------------------------------------------------------
                                AllianceBernstein (France) SAS                   Operating      France      France           -
                       -----------------------------------------------------------------------------------------------------------
                                ACMBernstein (Deutschland) GmbH                  Operating      Germany    Germany           -
                       -----------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Asia) Ltd.                      HCO           DE       Singapore    13-3752293
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein Australia Limited                       Operating     Australia   Australia         -
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein Canada, Inc.                            Operating      Canada      Canada      13-3630460
                       -----------------------------------------------------------------------------------------------------------
                       AllianceBernstein New Zealand Limited                     Operating    New Zealand  New Zealand       -
                       -----------------------------------------------------------------------------------------------------------

                                                                                  Number    Parent's
                                                                                    of      Percent of
                                                                                  Shares    Ownership           Comments
                                                                                  Owned     or Control   (e.g., Basis of Control)
                                                                                  -----     ----------   ------------------------
AXA Financial, Inc.
-----------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ------------------------------------------------------------------------
        AXA Equitable Life Insurance Company*
        ---------------------------------------------------------------------
            Equitable Holdings, LLC
           ------------------------------------------------------------------
              AllianceBernstein Corporation                                                             owns 1% GP interest in
                                                                                                        AllianceBernstein L.P. and
                                                                                                        and 100,000 GP units in
                                                                                                        AllianceBernstein Holding
                                                                                                        L.P.
              ---------------------------------------------------------------
                 AllianceBernstein Holding L.P. (See Note 4 on Page 2)
                 ------------------------------------------------------------
                 AllianceBernstein L.P.  (See Note 4 on Page 2)
                 ------------------------------------------------------------
                    AllianceBernstein Trust Company, LLC                                 100.00%        Sole member interest
                    ---------------------------------------------------------
                    Cursitor Alliance LLC                                                100.00%
                    ---------------------------------------------------------
                    Alliance Capital Management LLC                                      100.00%
                    ---------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                                   100.00%
                       ------------------------------------------------------
                    AllianceBernstein Corporation of Delaware                      10    100.00%
                    ---------------------------------------------------------
                       ACAM Trust Company Private Ltd.                                   100.00%
                       ------------------------------------------------------
                       AllianceBernstein (Argentina) S.R.L.                               99.00%        AllianceBernstein Oceanic
                                                                                                        Corporation owns 1%
                       ------------------------------------------------------
                       ACM Software Services Ltd.                                        100.00%
                       ------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                  1,000    100.00%
                       ------------------------------------------------------
                       AllianceBernstein Japan Inc.
                       ------------------------------------------------------
                                AllianceBernstein Japan Ltd.                             100.00%
                       ------------------------------------------------------
                       AllianceBernstein Invest. Management Australia Limited            100.00%
                       ------------------------------------------------------
                                Far Eastern Alliance Asset Management                     20.00%        3rd parties = 80%
                                ---------------------------------------------
                       AllianceBernstein Global Derivatives Corp.               1,000    100.00%
                       ------------------------------------------------------
                       AllianceBernstein Investimentos (Brazil) Ltda.                     99.00%        AllianceBernstein Oceanic
                                                                                                        Corporation owns 1%
                       ------------------------------------------------------
                       AllianceBernstein Limited                              250,000    100.00%
                       ------------------------------------------------------
                                ACM Bernstein GmbH                                       100.00%
                                ---------------------------------------------
                                AllianceBernstein Services Limited              1,000    100.00%
                                ---------------------------------------------
                       AllianceBernstein (Luxembourg) S.A.                      3,999     99.98%        AllianceBernstein Oceanic
                                                                                                        Corporation owns .025%
                       ------------------------------------------------------
                                AllianceBernstein (France) SAS                           100.00%
                       ------------------------------------------------------
                                ACMBernstein (Deutschland) GmbH                          100.00%
                       ------------------------------------------------------
                       Alliance Capital Management (Asia) Ltd.                           100.00%
                       ------------------------------------------------------
                       AllianceBernstein Australia Limited                                50.00%        3rd party (NMFM) owns 50%
                       ------------------------------------------------------
                       AllianceBernstein Canada, Inc.                          18,750    100.00%
                       ------------------------------------------------------
                       AllianceBernstein New Zealand Limited                              50.00%        3rd party (NMFM) owns 50%
                       ------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------

LISTING B - ALLIANCEBERNSTEIN CORPORATION
-----------------------------------------



                                                                                               State of        State of
                                                                                  Type of     Incorp. or      Principal     Federal
                                                                                 Subsidiary    Domicile       Operation     Tax ID #
                                                                                 ----------    --------       ---------     --------
AXA Financial, Inc.
----------------------------------------------------------------------------
   AXA Equitable Financial Services, LLC   (Note 2)
   ------------------------------------------------------------------------
     AXA Equitable Life Insurance Company*
     ----------------------------------------------------------------------
       Equitable Holdings, LLC
       --------------------------------------------------------------------
         AllianceBernstein Corporation
         ------------------------------------------------------------------
           AllianceBernstein L.P.
           ----------------------------------------------------------------
              AllianceBernstein Corporation of Delaware (Cont'd)
              -------------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Investment Research (Proprietary) Limited     Operating    So Africa   So Africa        -
                 ----------------------------------------------------------------------------------------------------------------
                 AllianceBernstein (Singapore) Ltd.                              Operating    Singapore   Singapore        -
                 ----------------------------------------------------------------------------------------------------------------
                 Alliance Capital (Mauritius) Private Ltd.                          HCO       Mauritius   Mauritius        -
                          -------------------------------------------------------------------------------------------------------
                          Alliance Capital Asset Management (India) Private      Operating      India       India          -
                          -------------------------------------------------------------------------------------------------------
                          AllianceBernstein Invest. Res. & Manag. (India) Pvt.   Operating      India       India          -
                          -------------------------------------------------------------------------------------------------------
                 AllianceBernstein Oceanic Corporation                              HCO          DE           NY      13-3441277
                 ----------------------------------------------------------------------------------------------------------------
                 Alliance Capital Real Estate, Inc.                              Operating       DE           NY      13-3441277
                 ----------------------------------------------------------------------------------------------------------------
                 Alliance Corporate Finance Group Incorporated                   Operating       DE           NY      52-1671668
                 ----------------------------------------------------------------------------------------------------------------
                 Alliance Eastern Europe, Inc.                                      HCO          DE           NY      13-3802178
                 ----------------------------------------------------------------------------------------------------------------
                 AllianceBernstein ESG Venture Management, L.P.                     HCO          DE           NY           -
                 ----------------------------------------------------------------------------------------------------------------
                          AllianceBernstein Venture Fund 1, L.P.                 Operating       DE           NY           -
                 ----------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Investments, Inc.                             Operating       DE           NY      13-3191825
                 ----------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Investor Services, Inc.                       Operating       DE           TX      13-3211780
                 ----------------------------------------------------------------------------------------------------------------
                 AllianceBernstein Hong Kong Limited                             Operating    Hong Kong   Hong Kong        -
                 ----------------------------------------------------------------------------------------------------------------
                          AllianceBernstein Taiwan Limited                       Operating     Taiwan       Taiwan         -
                          -------------------------------------------------------------------------------------------------------
                          ACM New-Alliance (Luxembourg) S.A.                     Operating      Lux.         Lux.          -
                 ----------------------------------------------------------------------------------------------------------------
                 Sanford C. Bernstein Limited                                    Operating      U.K.         U.K.          -
                 ----------------------------------------------------------------------------------------------------------------
                          Sanford C. Bernstein (CREST Nominees) Ltd.             Operating      U.K.         U.K.          -
                 ----------------------------------------------------------------------------------------------------------------
                 Sanford C. Bernstein Proprietary Limited                        Operating    Australia   Australia        -
                 ----------------------------------------------------------------------------------------------------------------
                 Whittingdale Holdings Ltd.                                         HCO         U.K.         U.K.          -
                 ----------------------------------------------------------------------------------------------------------------
                          ACM Investments Limited                                Operating      U.K.         U.K.          -
                          -------------------------------------------------------------------------------------------------------
                          AllianceBernstein Fixed Income Limited                 Operating      U.K.         U.K.          -
                          -------------------------------------------------------------------------------------------------------
                                                                                     Number     Parent's
                                                                                       of      Percent of
                                                                                     Shares    Ownership           Comments
                                                                                     Owned     or Control   (e.g., Basis of Control)
                                                                                     -----     ----------   ------------------------
AXA Financial, Inc.
----------------------------------------------------------------------------------
  AXA Equitable Financial Services, LLC   (Note 2)
  --------------------------------------------------------------------------------
     AXA Equitable Life Insurance Company*
     -----------------------------------------------------------------------------
        Equitable Holdings, LLC
        --------------------------------------------------------------------------
           AllianceBernstein Corporation
           -----------------------------------------------------------------------
              AllianceBernstein L.P.
              --------------------------------------------------------------------
                 AllianceBernstein Corporation of Delaware (Cont'd)
                 -----------------------------------------------------------------
                    AllianceBernstein Investment Research (Proprietary) Limited                100.00%
                    --------------------------------------------------------------
                    AllianceBernstein (Singapore) Ltd.                                         100.00%
                    --------------------------------------------------------------
                    Alliance Capital (Mauritius) Private Ltd.                                  100.00%
                       -----------------------------------------------------------
                       Alliance Capital Asset Management (India) Private Ltd                    75.00%     3rd party (Ankar Capital
                                                                                                           India Pvt. Ltd.) owns 25%
                       -----------------------------------------------------------
                       AllianceBernstein Invest. Res. & Manag. (India) Pvt.                    100.00%
                       -----------------------------------------------------------
                    AllianceBernstein Oceanic Corporation                            1,000     100.00%
                    --------------------------------------------------------------
                    Alliance Capital Real Estate, Inc.                                         100.00%
                    --------------------------------------------------------------
                    Alliance Corporate Finance Group Incorporated.                   1,000     100.00%
                    --------------------------------------------------------------
                    Alliance Eastern Europe, Inc.                                              100.00%
                    --------------------------------------------------------------
                    AllianceBernstein ESG Venture Management, L.P.                             100.00%    General Partner to EGG Fun
                    --------------------------------------------------------------
                       AllianceBernstein Venture Fund 1, L.P.                                   10.00%    GP Interest
                    --------------------------------------------------------------
                    AllianceBernstein Investments, Inc.                              100       100.00%
                    --------------------------------------------------------------
                    AllianceBernstein Investor Services, Inc.                        100       100.00%
                    --------------------------------------------------------------
                    AllianceBernstein Hong Kong Limited                                        100.00%
                    --------------------------------------------------------------
                       AllianceBernstein Taiwan Limited                                         99.00%     Others own 1%
                       -----------------------------------------------------------
                       ACM New-Alliance (Luxembourg) S.A.                                       99.00%     AllianceBernstein Oceanic
                                                                                                           Corporation owns 1%
                    --------------------------------------------------------------
                    Sanford C. Bernstein Limited                                               100.00%
                    --------------------------------------------------------------
                       Sanford C. Bernstein (CREST Nominees) Ltd.                              100.00%
                    --------------------------------------------------------------
                    Sanford C. Bernstein Proprietary Limited                                   100.00%     Inactive
                    --------------------------------------------------------------
                    Whittingdale Holdings Ltd.                                                 100.00%
                    --------------------------------------------------------------
                       ACM Investments Limited                                                 100.00%
                       -----------------------------------------------------------
                       AllianceBernstein Fixed Income Limited                                  100.00%
                       -----------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART : Q4-2007
-------------------------------------------------------------
LISTING C - MONY
----------------


                                                                                         State of        State of
                                                                            Type of     Incorp. or      Principal       Federal
                                                                           Subsidiary    Domicile       Operation      Tax ID #
                                                                           ----------    --------       ---------      ---------
AXA Financial, Inc.
--------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        -------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                           Operating        DE              CO        75-2961816
     ----------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                         Operating        DE              NY        13-4194065
     ----------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                           Operating        DE              NY        13-4194080
     ----------------------------------------------------------------------------------------------------------------------------
     MONY Life Insurance Company *                                         Insurance        NY              NY        13-1632487
     ----------------------------------------------------------------------------------------------------------------------------
        MONY International Holdings, LLC                                      HCO           DE              NY        13-3790446
        -------------------------------------------------------------------------------------------------------------------------
           MONY International Life Insurance Co. Seguros de Vida S.A.*     Insurance     Argentina      Argentina     98-0157781
           ----------------------------------------------------------------------------------------------------------------------
           MONY Financial Resources of the Americas Limited                   HCO         Jamaica        Jamaica
           ----------------------------------------------------------------------------------------------------------------------
           MONY Bank & Trust Company of the Americas, Ltd.                 Operating  Cayman Islands  Cayman Islands  98-0152047
           ----------------------------------------------------------------------------------------------------------------------
              MONY Consultoria e Corretagem de Seguros Ltda.               Operating      Brazil          Brazil
              -------------------------------------------------------------------------------------------------------------------
              MONY Life Insurance Company of the Americas, Ltd.*           Insurance  Cayman Islands  Cayman Islands  98-0152046
        -------------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company of America*                            Insurance        AZ              NY        86-0222062
        -------------------------------------------------------------------------------------------------------------------------
        U.S. Financial Life Insurance Company *                            Insurance        OH              OH        38-2046096
        -------------------------------------------------------------------------------------------------------------------------
        MONY Financial Services, Inc.                                         HCO           DE              NY        11-3722370
        -------------------------------------------------------------------------------------------------------------------------
           Financial Marketing Agency, Inc.                                Operating        OH              OH        31-1465146
           ----------------------------------------------------------------------------------------------------------------------
           MONY Brokerage, Inc.                                            Operating        DE              PA        22-3015130
           ----------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Ohio, Inc.                           Operating        OH              OH        31-1562855
              -------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Alabama, Inc.                        Operating        AL              AL        62-1699522
              -------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Texas, Inc.                          Operating        TX              TX        74-2861481
              -------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Massachusetts, Inc.                  Operating        MA              MA        06-1496443
              -------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of Washington, Inc.                     Operating        WA              WA        91-1940542
              -------------------------------------------------------------------------------------------------------------------
              MBI Insurance Agency of New Mexico, Inc.                     Operating        NM              NM        62-1705422
              -------------------------------------------------------------------------------------------------------------------
           1740 Ventures, Inc.                                             Operating        NY              NY        13-2848244
           ----------------------------------------------------------------------------------------------------------------------
           Enterprise Capital Management, Inc.                             Operating        GA              GA        58-1660289
           ----------------------------------------------------------------------------------------------------------------------
              Enterprise Fund Distributors, Inc.                           Operating        DE              GA        22-1990598
              -------------------------------------------------------------------------------------------------------------------
           MONY Assets Corp.                                                  HCO           NY              NY        13-2662263
           ----------------------------------------------------------------------------------------------------------------------
              MONY Benefits Management Corp.                               Operating        DE              NY        13-3363383
              -------------------------------------------------------------------------------------------------------------------
           1740 Advisers, Inc.                                             Operating        NY              NY        13-2645490
           ----------------------------------------------------------------------------------------------------------------------
           MONY Securities Corporation                                     Operating        NY              NY        13-2645488
           ----------------------------------------------------------------------------------------------------------------------
              Trusted Insurance Advisers General Agency Corp.              Operating        MN              NY        41-1941465
              -------------------------------------------------------------------------------------------------------------------
              Trusted Investment Advisers Corp.                            Operating        MN              NY        41-1941464
              -------------------------------------------------------------------------------------------------------------------

                                                                               Number     Parent's
                                                                                 of       Percent of
                                                                               Shares     Ownership            Comments
                                                                               Owned      or Control   (e.g., Basis of Control)
                                                                               -----      ----------   ------------------------
AXA Financial, Inc.
-------------------------------------------------------------------------
     AXA Equitable Financial Services, LLC   (Note 2)
     --------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        -----------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                           100.00%
     --------------------------------------------------------------------
     MONY Capital Management, Inc.                                                         100.00%
     --------------------------------------------------------------------
     MONY Asset Management, Inc.                                                           100.00%
     --------------------------------------------------------------------
     MONY Life Insurance Company *                                                         100.00%
     --------------------------------------------------------------------
        MONY International Holdings, LLC                                                   100.00%
        -----------------------------------------------------------------
           MONY International Life Insurance Co. Seguros de Vida S.A.*                     100.00%
           --------------------------------------------------------------
           MONY Financial Resources of the Americas Limited                                 99.00%
           --------------------------------------------------------------
           MONY Bank & Trust Company of the Americas, Ltd.                                 100.00%
           --------------------------------------------------------------
              MONY Consultoria e Corretagem de Seguros Ltda.                                99.00%
              -----------------------------------------------------------
              MONY Life Insurance Company of the Americas, Ltd.*                           100.00%
        -----------------------------------------------------------------
        MONY Life Insurance Company of America*                                            100.00%
        -----------------------------------------------------------------
        U.S. Financial Life Insurance Company *                                 405,000    100.00%
        -----------------------------------------------------------------
        MONY Financial Services, Inc.                                             1,000    100.00%
        -----------------------------------------------------------------
           Financial Marketing Agency, Inc.                                          99     99.00%
           --------------------------------------------------------------
           MONY Brokerage, Inc.                                                   1,500    100.00%
           --------------------------------------------------------------
              MBI Insurance Agency of Ohio, Inc.                                      5    100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Alabama, Inc.                                   1    100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Texas, Inc.                                    10    100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Massachusetts, Inc.                             5    100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of Washington, Inc.                                1    100.00%
              -----------------------------------------------------------
              MBI Insurance Agency of New Mexico, Inc.                                1    100.00%
              -----------------------------------------------------------
           1740 Ventures, Inc.                                                    1,000    100.00%
           --------------------------------------------------------------
           Enterprise Capital Management, Inc.                                      500    100.00%
           --------------------------------------------------------------
              Enterprise Fund Distributors, Inc.                                  1,000    100.00%
              -----------------------------------------------------------
           MONY Assets Corp.                                                    200,000    100.00%
           --------------------------------------------------------------
              MONY Benefits Management Corp.                                      9,000    100.00%
              -----------------------------------------------------------
           1740 Advisers, Inc.                                                   14,600    100.00%
           --------------------------------------------------------------
           MONY Securities Corporation                                            7,550    100.00%
           --------------------------------------------------------------
              Trusted Insurance Advisers General Agency Corp.                     1,000    100.00%
              -----------------------------------------------------------
              Trusted Investment Advisers Corp.                                       1    100.00%
              -----------------------------------------------------------


        -  As of February 18, 2005, MONY Realty Capital, Inc. was sold.
        -  As of February 2005, MONY Realty Partners, Inc. was dissolved
        - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLC and an individual holds one share of S stock for Jamaican regulatory reasons.
        - MONY Consultoria e Corretagem de Seguros Ltda., is 99% owned by MONY International Holdings, LLC and an individual holds one share of S stock for Brazilian regulatory reasons.
        - Financial Marketing Agency, Inc., is 99% owned by MONY International Holdings, LLC and an individual in Ohio holds one share of S stock for regulatory reasons.
        -  Enterprise Accumulation Trust was merged into EQAT on July 9, 2004
        -  MONY Series Funds, Inc. was merged into EQAT on July 9, 2004
        -  As of August 31, 2006, Sagamore Financial LLC was dissolved
        -  MONY Benefits Service Corp. was sold on January 26, 2007.
        - As of November 30, 2007, MONY Holdings LLC merged into AXA Equitable Financial Services, LLC.

Item 27.        Number of Contractowners
                ------------------------

                As of the date of this filing, the Registrant has not commenced sales of the EQUI-VEST 201 contracts under this Registration Statement. The number of Qualified contractholders and Non-Qualified contractholders of the contracts offered by the Registrant under this Registration Statement will be filed by Pre-Effective Amendment.

Item 28.        Indemnification
                ---------------

           (a)  Indemnification of Directors and Officers

                The By-Laws of AXA Equitable Life Insurance Company("AXA Equitable") provide, in Article VII, as follows:

                   7.4  Indemnification of Directors, Officers and Employees.
                        (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                         (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                         (ii) any person made or threatened to be made a party
                              to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                        (iii) the related expenses of any such person in any
                              of said categories may be advanced by the Company.

                              (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

                The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, St. Paul Travelers and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

           (b) Indemnification of Principal Underwriters
           ---------------------------------------------
           To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, Inc. and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

           (c) Undertaking
           ---------------

                Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters
           ----------------------

           (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301 and I, and MONY's Variable Account S and Keynote. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY,NY 10104.

           (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.


(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA ADVISORS LLC)
----------------                      --------------------------------------
*Harvey E. Blitz                      Director and Senior Vice President

*Andrew McMahon                       Chairman of the Board and Director

*Christine Nigro                      President and Director

*Richard Dziadzio                     Director

*Barbara Goodstein                    Director

*Nick Lane                            Director

*James A. Shepherdson                 Director

*William Degnan                       Senior Vice President

 Stephen T. Burnthall                 Senior Vice President
 6435 Shiloh Road
 Suite A
 Alpharetta, GA  30005

 Jeffrey Green                        Senior Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Kevin R. Byrne                       Senior Vice President and Treasurer

*Mark D. Godofsky                     Senior Vice President and Controller

*Patricia Roy                         Chief Compliance Officer

*Philip Pescatore                     Chief Risk Officer

*Camille Joseph Varlack               Secretary and Counsel

*Francesca Divone                     Assistant Secretary

*Maurya Keating                       Vice President and Counsel

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President of
                                      Business Development

*William Miller, Jr.                  Director, Executive Vice President and
                                      Chief Sales Officer

*Michael Gregg                        Executive Vice President

*Gary Hirschkron                      Executive Vice President

*Mitchell Waters                      Senior Vice President and National Sales
                                      Manager

*Michael McCarthy                     Senior Vice President and National Sales
                                      Manager

*Kirby Noel                           Senior Vice President and National Sales
                                      Manager

*Lee Small                            Senior Vice President and
                                      National Sales Manager

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Nelida Garcia                        Senior Vice President

*Eric Retzlaff                        Senior Vice President

*Eric Alstrin                         Senior Vice President

*Lance Carlson                        Senior Vice President

*Peter Golden                         Senior Vice President

*David Kahal                          Senior Vice President

*Kevin Kennedy                        Senior Vice President

*Diana Keary                          Senior Vice President

*Harvey Fladeland                     Senior Vice President

*John Leffew                          Senior Vice President

*Andrew Marrone                       Senior Vice President

*Mitchel Melum                        Senior Vice President

*Ted Repass                           Senior Vice President

*Jeff Pawliger                        Senior Vice President

*Marian Sole                          Senior Vice President

*Mark Teitelbaum                      Senior Vice President

*Mark Totten                          Senior Vice President

*Mary Toumpas                         Senior Vice President

*Nicholas Volpe                       Senior Vice President

*Norman J. Abrams                     Vice President and General Counsel

*Camille Joseph Varlack               Assistant Vice President, Secretary
                                      and Counsel

*Ronald R. Quist                      Vice President and Treasurer

*Kurt Auleta                          Vice President and Strategy Officer

*Nicholas Gismondi                    Vice President and Chief Financial Officer

*Gregory Lashinsky                    Assistant Vice President - Financial
                                      Operations Principal

*Camille Joseph Varlack               Secretary and Counsel

*Francesca Divone                     Assistant Secretary

*Maurya Keating                       Vice President and Counsel

*Gerald J. Carroll                    Vice President

*Gary Gordon                          Vice President

 Danielle D. Wise                     Vice President
 4251 Crums Mill Road
 Harrisburg, PA 17112

*Frank Massa                          Vice President

*Carolann Matthews                    Vice President

*Jose Montenegro                      Vice President

 Edna Russo                           Vice President
 333 Thornall Street
 Edison, NJ 08837

*Frank Acierno                        Vice President

*Christopher LaRussa                  Assistant Vice President

*Ruth Shorter                         Assistant Vice President

*Irina Gyrla                          Assistant Vice President

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.        Location of Accounts and Records
                --------------------------------

                The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, NY 10104 and 135 West 50th Street, New York, NY 10020, and the 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096.


Item 31.        Management Services
                -------------------

                Not applicable.

Item 32.        Undertakings
                ------------

                The Registrant hereby undertakes:

                (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

                (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

                (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                AXA Equitable hereby represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in such case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts. AXA Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for AXA Equitable to earn a profit, the degree to which the contract includes innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any contract, or prospectus, or otherwise.

                The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it complies with the provisions of paragraphs (1) - (4) of that letter.

                The Registrant hereby further represents that it is relying upon Rule 6c-7 of the Investment Company Act of 1940 (the "1940 Act") in claiming an exemption from certain provisions of Sections 22(e) and 27 of the 1940 Act for registered separate accounts offering variable annuity contracts to participants in the Texas Optional Retirement Program. Further, AXA Equitable has or will comply with Rule 6c-7(a)-(d) of the 1940 Act with respect to Texas Optional Retirement Program participants.

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 2nd day of October, 2008.


                                          SEPARATE ACCOUNT A OF
                                          AXA EQUITABLE LIFE INSURANCE COMPANY
                                          (Registrant)

                                          By:    AXA Equitable Life Insurance
                                                 Company


                                          By:  /s/ Dodie Kent
                                               -------------------------
                                                   Dodie Kent
                                                   Vice President and Associate
                                                   General Counsel

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 2nd day of October, 2008.




                                           AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)


                                           By: /s/ Dodie Kent
                                              ---------------------------------
                                              Dodie Kent
                                              Vice President and Associate
                                              General Counsel
                                              AXA Equitable Life Insurance
                                              Company



         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Richard S. Dziadzio                       Executive Vice President and
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and
                                           Chief Accounting Officer


*DIRECTORS:

Christopher M. Condron          Mary R. (Nina) Henderson     Lorie A. Slutsky
Henri de Castries               James F. Higgins             Ezra Suleiman
Denis Duverne                   Scott D. Miller              Peter J. Tobin
Charlynn Goins                  Joseph H. Moglia
Anthony J. Hamilton



*By: /s/ Dodie Kent
     ------------------------
         Dodie Kent
         Attorney-in-Fact

October 2, 2008

                                  EXHIBIT INDEX
                                  --------------


EXHIBIT NO.                                                            TAG VALUE
-----------                                                            ---------

    5. (a)       Form of 457(b) EDC Application                        EX-99.5a

    5. (b)       Form of 403(b) TSA Application                        EX-99.5b

    5. (c)       Form of 403(b) TSA Application with GWBL              EX-99.5c

   10. (a)       Powers of Attorney                                    EX-99.10a